As filed with the Securities and Exchange Commission on October 18, 2013

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NIMBLE STORAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	3572	26-1418899
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2740 Zanker Road

San Jose, California 95134

(408) 432-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Suresh Vasudevan

Chief Executive Officer

Nimble Storage, Inc.

2740 Zanker Road

San Jose, California 95134

(408) 432-9600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. Mark A. Leahy, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Aparna Bawa, Esq. General Counsel Nimble Storage, Inc. 2740 Zanker Road San Jose, California 95134 (408) 432-9600	Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of Registration Fee
Common stock, $0.001 par value per share	$150,000,000	$19,320

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated October 18, 2013.

            Shares

Common Stock

This is an initial public offering of shares of common stock of Nimble Storage, Inc.

Nimble Storage is offering             of the shares to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $            and $            . Nimble Storage intends to list the common stock on the New York Stock Exchange under the symbol “NMBL”.

We are an “emerging growth company” as defined under federal securities laws. See “Risk Factors” on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Nimble Storage	$	$

To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from Nimble Storage at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2013.

Goldman, Sachs & Co.	Morgan Stanley

Pacific Crest Securities	William Blair	Stifel	Oppenheimer & Co.	Needham & Company

Prospectus dated             , 2013

Flash-Optimized Hybrid Storage

nimblestorage

Purpose-Built File System Software

Cache-Accelerated Sequential Layout (CASL®)

The CASL architecture is purpose-built to leverage the performance of flash and the cost-effective capacity of hard disk drives.

Cloud-Based Management

InfoSight™

InfoSight delivers proactive support and simplifies storage operations through deep data analytics.

Efficiency	Scale-to-Fit	Integrated Protection	Ease of Operations
Significantly better performance and capacity	Non-disruptive, flexible scaling	Rapid backup and recovery	Predictive support and operational simplicity

nimblestorage

Customer and Technology Momentum

Cumulative End-Customers

1,750+
570+
110+
July 2011
July 2012
July 2013

SmartStack™ Integrated Solutions

Pre-validated reference designs
with industry leaders

Cisco
Citrix
CommVault
Microsoft
VMware

Rapid Data Access

Average read and write latency less than 0.50 ms*

Frequent Data Protection

>60% of customers protect their SQL data hourly or more frequently*

*Based on real-world Nimble customer results

Flexible Performance Scaling

Real-Time Analytics
Virtual Desktop Infrastructure
Mainstream Applications
Oracle
Scale Out
SSD
CPU
Performance
SQL Server
Exchange
SharePoint
Backup, Disaster Recovery
Capacity

nimblestorage

Flash-Optimized Hybrid Storage

Evolution of Storage
Direct Attached Storage
Monolithic Storage
Modular Storage
Flash-Optimized Hybrid Storage with Cloud-Based Management
1980s
1990s
2000s
Today

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                 , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Nimble Storage, Inc.

Overview

Our mission is to provide our customers with the industry’s most efficient data storage platform. We have designed and sell a flash-optimized hybrid storage platform that we believe is disrupting the market by enabling significant improvements in application performance and storage capacity with superior data protection, while simplifying business operations and lowering costs. At the core of our innovative platform is our Cache-Accelerated Sequential Layout file system software, which we call our CASL technology, and our cloud-based storage management and support service, InfoSight.

Enterprises and cloud-based service providers today are overwhelmed by numerous storage challenges including increasing costs, capacity and performance tradeoffs, management complexity and data protection issues. These challenges have been exacerbated by key trends in the data center: the rapid proliferation of applications with varying performance requirements, increased use of virtualization and the exponential growth in data. Over the last several years, major technological advancements have been made in flash storage media and data analytics, but traditional storage system providers have been unable to fully capture these improvements into system performance and efficiency at reasonable cost. We believe that a fundamental change to the software architecture underlying storage systems is required to fully take advantage of these advancements.

Our team is comprised of storage and software experts who recognized the opportunity to develop a platform that would transform the industry. We have built our platform from the ground up, starting with a fundamentally new file system software that takes advantage of the high performance characteristics of flash memory and the capacity and low cost of disk. Our platform’s key benefits include high performance and high capacity efficiency, superior data protection and simplified storage lifecycle management. In addition, CASL’s scale-to-fit flexibility enables non-disruptive and independent scaling of performance and capacity. We enable a new approach to storage infrastructure management by leveraging advances in data analytics. InfoSight takes advantage of deep-data analytics and other capabilities embedded across our platform to proactively monitor the health, capacity and performance of customer systems, and provide real-time operational insights to us and our end-customers.

We serve a broad array of enterprises and cloud-based service providers, and our software and storage systems effectively handle mainstream applications, including virtual desktops, databases, email, collaboration and analytics. Since shipping our first product in August 2010, our end-customer base has grown rapidly. We had over 40, 270 and 1,090 end-customers as of January 31, 2011, 2012 and 2013 and, as of July 31, 2013, we had over 1,750 end-customers. Our end-customers span a range of industries such as cloud-based service providers, education, financial services, healthcare, manufacturing, state and local government and technology.

We sell our products through our network of value added resellers and distributors, and also engage our end-customers through our global sales force. As of July 31, 2011, 2012 and 2013, we had over 70, 220 and 600 value added resellers that offered our solutions worldwide. Additionally, we leverage our “land and expand” business model to sell additional products to our existing end-customers. For example, in the three months ended July 31, 2011, 2012 and 2013, approximately 19%, 22% and 28% of the dollar amount of orders received was from existing end-customers. As of July 31, 2013, the top 25 of our 117 end-customers that have been with us for at least two years, on average, made additional purchases that were approximately three times the initial dollar purchase amount in the two years following the initial sale.

We have experienced significant growth in recent periods with total revenue of $1.7 million, $14.0 million, $53.8 million and $50.6 million in the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2013. Our net loss was $6.8 million, $16.8 million, $27.9 million and $19.8 million in the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2013. As our sales and customer base have grown, we have also experienced growth in our deferred revenue from $2.0 million as of January 31, 2012 to $10.9 million as of January 31, 2013 and to $19.9 million as of July 31, 2013. Our gross margin has improved from approximately 55% for the year ended January 31, 2012 to 62% for the year ended January 31, 2013 and to 63% for the six months ended July 31, 2013. As a percentage of total revenue, our operating expenses have declined from 175% for the year ended January 31, 2012 to 114% for the year ended January 31, 2013 and to 101% for the six months ended July 31, 2013.

Industry Background

Data has become a key strategic resource for modern businesses and consequently, data storage has become a mission-critical element of IT infrastructure. IDC estimates that enterprises will spend approximately $42.5 billion worldwide on data storage systems in 2017, while Gartner estimates an additional $21.3 billion in worldwide spend on storage software in 2017. To maximize the benefits from investments in data storage infrastructure and applications, enterprises and cloud-based service providers generally require data storage systems that provide cost-effective storage capacity, high performance, comprehensive data protection, optimized footprint and cost of operations, and simplified management. These requirements have become increasingly difficult to address through traditional storage systems, particularly with the recent changes within enterprise and cloud-based service provider data centers. Specifically, the rapid adoption of virtualization technologies, proliferation of a diverse set of applications and enormous increase in the amount of data gathered and analyzed by organizations are resulting in substantially greater challenges for storage infrastructure than ever before.

Current storage products remain inadequate for meeting the broad demands of modern enterprises and cloud-based service providers due to the following limitations:

Existing Storage System Architectures Use File Systems that Are Not Optimized for Today’s Storage Demands and Available Technology.    File system software is the foundation of the enterprise storage system. File systems define the manner in which data is laid out on the underlying storage media, which in turn governs the performance, capacity, scalability and management functionality of the storage system. Traditional storage architectures relied on hard disk drives as the only underlying storage medium, and their file systems were designed using a basic approach of mapping application data to locations on hard disk drives. However, over the last decade, hard disk drive performance has not kept up with server compute performance improvements, resulting in ever-slower storage system read and write performance. This problem has become even more acute with the rapid adoption of virtualization. To meet application performance requirements, traditional storage systems have had to resort to significant over-provisioning of hard disk drives, which results in only modest performance improvements, inefficiently using storage capacity and increasing total cost.

Existing “Hybrid” Architectures Do Not Efficiently Utilize Flash Technology.    To improve input/output, or I/O, performance, some storage vendors have simply “bolted on” flash to existing hard disk drive-based systems, an approach that does not optimize for the unique characteristics of flash. These “hybrid” systems generally require over-provisioning of flash, are complex to manage and typically require more expensive high-endurance flash, all of which significantly increase total cost.

Scaling Limitations.    Traditional storage systems are limited in their ability to cost-effectively scale capacity, performance or both as storage user needs evolve. “Scale-up” architectures typically do not allow the aggregation or sharing of resources or the management of multiple systems in a unified manner. An alternative “scale-out” model, which can aggregate individual systems into one clustered, multi-node system, generally forces IT departments to scale both capacity and performance even if only one is required.

Inadequate Data Protection.    Traditional approaches to data backup are time-intensive and as a result, most enterprises typically take only one backup per day, risking substantial data loss in the event of a storage system failure. In addition, today’s remote replication solutions consume a significant amount of expensive network bandwidth, forcing enterprises to replicate only a small portion of their data for disaster recovery and rely on off-site tape copies to protect the rest.

Operational Complexity.    Existing storage systems are complex and time consuming to manage, resulting in high operating costs. With legacy storage systems, IT departments can be challenged to identify and address root causes of problems and have difficulty predicting future performance and capacity demands and preventing future service disruptions.

Opportunity for a Next Generation Storage Platform

Enterprises and cloud-based service providers today are overwhelmed by the growing inefficiency, cost and complexity of storage. However, recent technology advances such as the emergence of high performance flash storage media, cloud-based monitoring capabilities and predictive data analytics software have created a unique opportunity to fundamentally disrupt the storage market and significantly improve storage system capabilities. Our innovative platform, built on software designed from the ground up, leverages the strengths of both flash and disk to provide transformative benefits in application performance and data protection while simplifying business operations.

We believe we have a significant market opportunity. According to IDC, the worldwide market for storage systems with a cost greater than $15,000 is $23.5 billion in 2013 and growing to approximately $28.0 billion in 2017. Gartner estimates the worldwide market for software in Core Storage Management, Data Replication and Device Resource Management to be an additional $6.3 billion in 2013 and up to $7.9 billion in 2017. We believe the combination represents our addressable markets.

Our Solution

Our team of storage and software technology experts built our flash-optimized hybrid storage platform to leverage the strengths of both flash and disk and to simplify business operations. We believe our key technological differentiator is the software that underlies our disruptive CASL file system and our cloud-based InfoSight service. CASL enables our platform to deliver high performance and capacity efficiency with integrated data protection. InfoSight transforms storage lifecycle management, enabling us and our end-customers to manage and support their storage infrastructure from the cloud.

The key benefits of our platform include:

Enhanced Performance and High Capacity Efficiency.    CASL optimizes storage system performance and capacity by collecting random write I/Os and writing them as large coalesced sequential I/Os to low-cost hard disk drives. This allows us to effectively accelerate the write performance of a low-cost disk. For read performance, CASL caches copies of active data into flash-based solid state drives, so I/Os can be delivered in real time. The use of flash as a read cache is much more efficient since it eliminates the need for redundant provisioning of extra flash to protect against loss of data. Further, CASL enables all data stored on flash and on hard disk drives to be compressed in real time, further lowering costs. In total, CASL enables us to deliver significantly better performance with far less hardware and at lower cost than traditional solutions.

Flexible “Scale-to-Fit” Capability.    Our systems have a modular architecture that allows our end-customers to “scale-to-fit” system performance, capacity or both by adding compute, flash or hard disk drives as needed in small, discrete increments. This allows our systems to scale cost effectively. For demanding environments, our systems enable scaling of both performance and capacity beyond a single system by combining multiple systems into scale-out storage clusters.

Superior Data Protection.    Our platform enables our end-customers to take thousands of point-in-time snapshots without impacting system performance or consuming a large amount of space. Consequently, when they encounter accidental deletions, database corruptions or other logical failures, the amount of data at risk is significantly less than with traditional data protection approaches. In addition, there is no need to copy data between primary and backup storage, resulting in materially faster recovery times and significantly higher application availability. To mitigate physical failures, our platform replicates data between systems by transferring only compressed block-level changes, making disaster recovery easy and affordable.

Innovative Cloud-Enabled, Multi-Tenant Storage Lifecycle Management.    Built on powerful deep-data analytics, InfoSight monitors systems deployed across our end-customer base from the cloud to deliver a complete and insightful perspective of the overall health of our storage systems at individual end-customers and across our end-customer community. We believe InfoSight also provides an unmatched level of proactive support with alerts, comprehensive dashboard views, capacity forecasting and performance planning, enabling our end-customers to significantly reduce the time they have to invest in managing their storage infrastructure.

Our Strategy

Our growth strategies include the following:

Extend Our Technology Leadership.    We intend to extend our technology leadership by continuing to innovate and investing in research and development to expand the breadth of our platform into additional markets and deliver more cloud-based management services.

Drive Greater Penetration into Our Installed Base of End-Customers.    Our large installed base of end-customers provides us a strong foundation in which to drive incremental sales through our “land and expand” model. We plan to continue to assist our end-customers to migrate additional workloads and applications to our storage platform. We also plan to continue to use InfoSight’s predictive capabilities to help our end-customers identify potential expansion needs in their storage environments, thereby driving greater sales of our systems.

Expand and Deepen Our Channel Presence to Accelerate New End-Customer Acquisition.    We have carefully and systematically cultivated a strong channel partner network that has been a key contributor to our rapid customer growth. We intend to grow and deepen our value added reseller network and expand our channel model across a broad range of industries and geographies to increase our rate of new end-customer acquisition.

Continue to Build Our Sales Organization to Fuel Our Growth and Acquire New End-Customers.    We will continue to expand our sales organization with additional teams focused on field sales, enterprise, government, and our channel partners. We also believe we have significant opportunities for international expansion and are continuing to invest in key markets.

Expand Our Integration with Alliance Partners.    We have invested heavily in our SmartStack reference architecture initiative and have been focused on improving integration with industry-leading applications, hypervisors and servers from Cisco Systems, Inc., Citrix Systems, Inc., CommVault Systems, Inc., Microsoft Corporation and VMware, Inc. to make it easier to deploy our storage systems. We intend to continue to develop SmartStack solutions with our existing technology partners, as well as invest in new alliance relationships.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a history of losses and we may not be able to achieve or maintain profitability;

•	Our limited operating history makes it difficult to evaluate our current business and future prospects;

•	If the market for storage products does not grow as we anticipate, our revenue may not grow;

•	Our revenue growth rate in recent periods may not be indicative of our future performance;

•	Our quarterly operating results may fluctuate significantly;

•	We have limited visibility into future sales;

•	Adverse economic conditions or reduced IT spending may adversely impact our business;

•	We are dependent on a small number of product lines;

•	If our products have defects, failures occur or end-customer data is lost or corrupted, our reputation and business could be harmed;

•	We receive a substantial portion of our total revenue from a limited number of channel partners;

•	We face intense competition in our market, especially from larger, well-established companies;

•	We rely on a limited number of suppliers;

•	We depend on third-party manufacturers to build our products; and

•

Our directors, officers and principal stockholders will beneficially own approximately     % of our outstanding stock after this offering and therefore will have the ability, acting together, to determine the outcome of all matters requiring stockholder approval.

See “Risk Factors” beginning on page 13.

Corporate Information

We were incorporated in November 2007 as Nimble Storage, Inc., a Delaware corporation. Our principal executive offices are located at 2740 Zanker Road, San Jose, California 95134, and our telephone number is (408) 432-9600. Our website address is www.nimblestorage.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “Nimble Storage,” “we,” “us” and “our” refer to Nimble Storage, Inc., a Delaware corporation, and its subsidiaries taken as a whole. We have registered the trademark Nimble Storage in the United States, the European Union and Japan and we have a pending trademark application for the trademark Nimble Storage in other jurisdictions. We have registered the trademark CASL in the United States and the European Union. We also have pending trademark applications for the trademark InfoSight in the United States and the European Union and for NimbleConnect in the United States. The “Nimble Storage” logo, SmartStack and certain product names contained in this prospectus are our common law trademarks. This prospectus contains additional trade names, trademarks and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Shares of common stock offered by us	shares

Over-allotment option to be offered by us	shares

Shares of common stock to be outstanding immediately after this offering	shares ( shares if the over-allotment option is exercised in full)

Use of proceeds	We intend to use the net proceeds that we receive in this offering for working capital and other general corporate purposes. We may use a portion of the proceeds to acquire other complementary businesses or technologies. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed New York Stock Exchange symbol	“NMBL”

The number of shares of our common stock to be outstanding after this offering is based on 61,835,683 shares of our common stock outstanding as of July 31, 2013, and excludes:

•	15,452,223 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2013, with a weighted-average exercise price of $2.37 per share;

•	75,000 shares of common stock issuable upon vesting of restricted stock units outstanding as of July 31, 2013;

•	1,895,600 shares of common stock issuable upon the exercise of options granted after July 31, 2013, with a weighted-average exercise price of $7.49 per share;

•	115,000 shares of common stock issuable upon vesting of restricted stock units granted after July 31, 2013; and

•

                 shares of common stock reserved for future issuance under our stock-based compensation plans as of July 31, 2013, consisting of (a) 3,117,888 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan (including the options to purchase shares of our common stock and shares of common stock issuable upon vesting of restricted stock units granted after July 31, 2013), (b)                  shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus, and (c)                  shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for issuance under our 2008 Equity Incentive Plan will be added to the shares reserved under our 2013 Equity Incentive Plan and we will cease granting awards under our 2008 Equity Incentive Plan. Our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all share numbers referred to are calculated following our 3-for-2 forward stock split, which became effective October 22, 2012, and all information in this prospectus assumes:

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of July 31, 2013 into an aggregate of 38,867,647 shares of common stock immediately prior to the completion of this offering;

•	the effectiveness of our restated certificate of incorporation in connection with the completion of this offering;

•	no exercise of outstanding stock options or settlement of outstanding restricted stock units; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data presented below for the years ended January 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended July 31, 2012 and 2013 and our consolidated balance sheet data as of July 31, 2013 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial statements. The following summary consolidated financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period and the results for the six months ended July 31, 2013 are not necessarily indicative of results to be expected for the full year. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$1,632	$13,113	$49,765	$17,731	$45,766
Support and service	49	900	4,075	1,378	4,836

Total revenue	1,681	14,013	53,840	19,109	50,602
Cost of revenue:
Product(1)	604	5,233	17,266	6,073	15,375
Support and service(1)	230	1,045	3,184	995	3,466

Total cost of revenue	834	6,278	20,450	7,068	18,841

Total gross profit	847	7,735	33,390	12,041	31,761
Operating expenses:
Research and development(1)	4,415	7,903	16,135	6,714	14,376
Sales and marketing(1)	2,934	12,863	39,851	13,868	31,428
General and administrative(1)	325	3,756	5,168	1,999	5,342

Total operating expenses	7,674	24,522	61,154	22,581	51,146

Loss from operations	(6,827)	(16,787)	(27,764)	(10,540)	(19,385)
Interest income	5	6	32	12	22
Other expense, net	—	(4)	(26)	(28)	(295)

Loss before provision for income taxes	(6,822)	(16,785)	(27,758)	(10,556)	(19,658)
Provision for income taxes	—	5	99	12	176

Net loss	(6,822)	(16,790)	(27,857)	(10,568)	(19,834)
Accretion of redeemable convertible preferred stock	(16)	(23)	(34)	(14)	(21)

Net loss attributable to common stockholders	$(6,838)	$(16,813)	$(27,891)	$(10,582)	$(19,855)

Net loss per share attributable to common stockholders, basic and diluted	$(0.47)	$(1.04)	$(1.53)	$(0.60)	$(0.98)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	14,457	16,226	18,236	17,546	20,172

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$(0.51)		$(0.34)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			54,887		59,040

(footnotes on next page)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)
Cost of product revenue	$—	$10	$48	$8	$78
Cost of support and service revenue	5	31	114	46	131
Research and development	46	268	874	348	914
Sales and marketing	37	244	1,029	397	1,121
General and administrative	16	267	539	236	538

Total stock-based compensation expense	$104	$820	$2,604	$1,035	$2,782

(2)	Pro forma net loss per share attributable to common stockholders for the year ended January 31, 2013 and the six months ended July 31, 2013 have been calculated assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, as though the conversion had occurred as of the beginning of the period presented or the original date of issue, if later.

Our consolidated balance sheet as of July 31, 2013 is presented on:

•	an actual basis;

•

a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 38,867,647 shares of common stock and the effectiveness of our restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our restated certificate of incorporation had become effective on July 31, 2013; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of July 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,720	$36,720	$
Working capital	33,400	33,400
Total assets	70,545	70,545
Deferred revenue, current and non-current	19,931	19,931
Redeemable convertible preferred stock	98,580	—
Total stockholders’ (deficit) equity	(69,256)	29,324

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

				Six Months Ended
	Year Ended or as of January 31,			or as of July 31,
	2011	2012	2013	2012	2013
	(dollars in thousands)
Key Business Metrics:
Total revenue	$1,681	$14,013	$53,840	$19,109	$50,602
Year-over-year percentage increase	nm	734%	284%	337%	165%
Gross margin	50.4%	55.2%	62.0%	63.0%	62.8%
Total deferred revenue(1)	227	2,028	10,896	4,972	19,931
Net cash used in operating activities	(7,584)	(14,841)	(18,754)	(9,741)	(8,656)
Non-GAAP Net Loss	(6,718)	(15,970)	(25,253)	(9,533)	(17,052)
Adjusted EBITDA (non-GAAP)	(6,681)	(15,802)	(24,068)	(9,187)	(15,390)

(1)	Our deferred revenue consists of amounts that have been either invoiced or prepaid but have not yet been recognized as revenue as of the period end. The majority of our deferred revenue consists of the unrecognized portion of revenue from sales of our support and service contracts. We monitor our deferred revenue balance because it represents a portion of revenue to be recognized in future periods.

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, we have disclosed in this prospectus the following two financial measures that are not calculated in accordance with generally accepted accounting principles in the United States, or GAAP: Non-GAAP Net Loss and Adjusted EBITDA.

We define Non-GAAP Net Loss as our net loss adjusted to exclude the effects of stock-based compensation. We define Adjusted EBITDA as our net loss, adjusted to exclude stock-based compensation, interest income, provision for income taxes, and depreciation and amortization. We have provided a reconciliation below of Non-GAAP Net Loss and Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included Non-GAAP Net Loss and Adjusted EBITDA in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operational and compensation plans. In particular, the exclusion of certain expenses in calculating Non-GAAP Net Loss and Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Non-GAAP Net Loss and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Non-GAAP Net Loss and Adjusted EBITDA have limitations as analytical tools, and you should not consider these measures in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	Non-GAAP Net Loss and Adjusted EBITDA do not consider the potentially dilutive impact of equity-based compensation, which is an ongoing expense for us;

•	Adjusted EBITDA does not reflect cash capital expenditure requirements;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	Other companies, including companies in our industry, may calculate Non-GAAP Net Loss and Adjusted EBITDA differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider Non-GAAP Net Loss and Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results. We compensate for these limitations by also reviewing our GAAP financial statements.

A reconciliation of Non-GAAP Net Loss and Adjusted EBITDA to net loss is provided below:

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)

Net loss	$(6,822)	$(16,790)	$(27,857)	$(10,568)	$(19,834)
Stock-based compensation	104	820	2,604	1,035	2,782

Non-GAAP Net Loss	(6,718)	(15,970)	(25,253)	(9,533)	(17,052)
Interest income	(5)	(6)	(32)	(12)	(22)
Provision for income taxes	—	5	99	12	176
Depreciation and amortization	42	169	1,118	346	1,508

Adjusted EBITDA	$(6,681)	$(15,802)	$(24,068)	$(9,187)	$(15,390)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

We have a history of losses, anticipate increasing our operating expenses in the future, and may not be able to achieve or maintain profitability. If we cannot become profitable or maintain our profitability in the future, our business and operating results may suffer.

We have incurred net losses in all fiscal years since our inception, including net losses of $6.8 million, $16.8 million and $27.9 million in the years ended January 31, 2011, 2012 and 2013. As of July 31, 2013, we had an accumulated deficit of $77.8 million. We anticipate that our operating expenses will increase in the foreseeable future as we continue to develop our technology, enhance our product and service offerings, expand our sales channels, expand our operations and hire additional employees. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. In future periods, our profitability could be adversely affected for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market or general economic conditions. If we are unable to meet these risks and challenges as we encounter them, our business and operating results may suffer.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We were incorporated in November 2007 and shipped our first products in August 2010. The majority of our revenue growth has occurred in the years ended January 31, 2012 and 2013 and the six months ended July 31, 2013. Our limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this prospectus. If we do not address these risks successfully, our business and operating results will be adversely affected, and our stock price could decline. Further, we have limited historical financial data. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

If the market for storage products does not grow as we anticipate, our revenue may not grow and our operating results would be harmed.

We are vulnerable to fluctuations in overall demand for storage products. Our business plan assumes that the demand for storage products will increase as organizations collect, process and store an increasing amount of data. However, if storage markets experience downturns or grow more slowly than anticipated, or if demand for our products does not grow as quickly as we anticipate, whether as a result of competition, product obsolescence, budgetary constraints of our end-customers, technological changes, unfavorable economic conditions, uncertain geopolitical environments or other factors, we may not be able to increase our revenue sufficiently to ever achieve profitability and our stock price would decline.

Our revenue growth rate in recent periods may not be indicative of our future performance.

You should not consider our revenue growth rate in recent periods as indicative of our future performance. While we have recently experienced significant revenue growth rates in the years ended January 31, 2012 and 2013, we do not expect to achieve similar revenue growth rates in future periods. You should not rely on our revenue growth rates for any prior periods as any indication of our future revenue or revenue growth rates.

Our quarterly operating results may fluctuate significantly, which could cause the trading price of our common stock to decline.

Our operating results have historically fluctuated and may continue to fluctuate from quarter to quarter, and we expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	the budgeting cycles and purchasing practices of end-customers;

•	our ability to attract and retain new channel partners and end-customers;

•	our ability to sell additional products to existing channel partners and end-customers;

•	changes in end-customer requirements or market needs and our inability to make corresponding changes to our business;

•	any potential disruption in our sales channels or termination of our relationship with important channel partners;

•	potential seasonality in the markets we serve;

•

the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape, including consolidation among our competitors or end-customers;

•	deferral of orders in anticipation of new products or product enhancements announced by us or our competitors;

•	our inability to provide adequate support to our end-customers;

•	our ability to control the costs of manufacturing our products, including the cost of components;

•	our inability to fulfill our customers’ orders due to supply chain delays or events that impact our manufacturers or their suppliers;

•	our inability to adjust certain fixed costs and expenses, particularly in research and development, for changes in demand;

•	price competition;

•	the timing of certain payments and related expenses, such as sales commissions;

•

increases or decreases in our revenue and expenses caused by fluctuations in foreign currency exchange rates, as an increasing portion of our revenue is collected and expenses are incurred and paid in currencies other than the U.S. dollar;

•	general economic conditions, both domestically and in our foreign markets;

•	the cost of and potential outcomes of existing and future claims or litigation, which could have a material adverse effect on our business; and

•	future accounting pronouncements and changes in our accounting policies.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our operating results. In particular, because we have historically received a substantial portion of sales orders during the last few weeks of each fiscal quarter, we are particularly vulnerable to any delay in order fulfillment, failure to close anticipated orders or any other problems encountered during the last few weeks of each fiscal quarter. This variability and unpredictability could result in our failure to meet our revenue or other operating result expectations or those of investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We have limited visibility into future sales, which makes it difficult to forecast our future operating results.

Because of our limited visibility into end-customer demand, our ability to accurately forecast our future revenue is limited. We sell our products primarily through our network of channel partners that accounted for 82% and 89% of our total revenue in the years ended January 31, 2012 and 2013. We place orders with our third-party manufacturers based on our forecasts of our end-customers’ requirements and forecasts provided by our channel partners. These forecasts are based on multiple assumptions, each of which might cause our estimates to be inaccurate, affecting our ability to provide products to our end-customers. When demand for our products increases significantly, we may not be able to meet it on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs to accelerate the manufacture and delivery of additional products. If we or our channel partners underestimate end-customer demand, we may forego revenue opportunities, lose market share and damage our end-customer relationships. Conversely, if we overestimate demand for our products and consequently purchase significant amounts of components or hold inventory, we could incur additional costs and potentially incur related charges, which could adversely affect our operating results.

Adverse economic conditions or reduced IT spending may adversely impact our business.

Our business depends on the overall demand for IT and on the economic health of our current and prospective customers. In general, worldwide economic conditions remain unstable, and these conditions make it difficult for our current and prospective customers and us to forecast and plan future business activities accurately, and they could cause our customers or prospective customers to reevaluate their decision to purchase our products. Weak global economic conditions, or a reduction in IT spending even if economic conditions improve, could adversely impact our business and operating results in a number of ways, including longer sales cycles, lower prices for our products, reduced bookings and lower or no growth.

We are dependent on a small number of product lines, and the lack of continued market acceptance of these product lines, particularly our CS Series of storage products, would result in lower revenue.

Our CS Series of storage products, or CS products, account for a majority of our total revenue and we anticipate that these products will continue to do so for the foreseeable future. As a result, our revenue could be reduced as a result of:

•	any decline in demand for these products;

•	the introduction of products and technologies by competitors that serve as a replacement or substitute for, or represent an improvement over, our CS products;

•	technological innovations or new communications standards that our CS products do not address;

•	our failure or inability to predict changes in our industry or end-customers’ demands or to design products or enhancements that meet end-customers’ increasing demands; and

•	our inability to release enhanced versions of our CS products on a timely basis.

Our products handle mission-critical data for our end-customers and are highly technical in nature. If our products have defects, failures occur or end-customer data is lost or corrupted, our reputation and business could be harmed.

Our products are highly technical and complex and are involved in storing and replicating mission-critical data for our end-customers. Our products may contain undetected defects and failures when they are first introduced or as new versions are released. We have in the past and may in the future discover software errors in new versions of our existing products, new products or product enhancements after their release or introduction, which could result in lost revenue. Despite testing by us and by current and potential end-customers, errors might not be found in new releases or products until after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Our products may have security vulnerabilities and be subject to intentional attacks by viruses that seek to take advantage of these bugs, errors or other weaknesses. If defects or failures occur in our products, a number of negative effects in our business could result, including:

•	lost revenue or lost end-customers;

•	increased costs, including warranty expense and costs associated with end-customer support;

•	delays, cancellations, reductions or rescheduling of orders or shipments;

•	product returns or discounts;

•	diversion of management resources;

•	legal claims for breach of contract, product liability, tort or breach of warranty; and

•	damage to our reputation and brand.

Because our end-customers use our products to manage and protect their data, we could face claims resulting from any loss or corruption of our end-customers’ data due to a product defect. While our sales contracts contain provisions relating to warranty disclaimers and liability limitations, these provisions might not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and could result in public perception that our products are not effective, even if the occurrence is unrelated to the use of our products. In addition, our business liability insurance coverage might not be adequate to cover such claims. If any data is lost or corrupted in connection with the use or support of our products, our reputation could be harmed and market acceptance of our products could suffer.

We rely on third-party channel partners to sell substantially all of our products, and if our partners fail to perform, our ability to sell and distribute our products and services will be limited, and our operating results will be harmed.

We depend on value added resellers, or VARs, and distributors to sell our products. Our contracts with channel partners typically have a term of one year and are terminable without cause upon written notice to the other party. Our channel partner agreements do not prohibit them from offering competitive products or services and do not contain any purchase commitments. Many of our channel partners also sell our competitors’ products. If our channel partners give higher priority to our competitors’ storage products, we may be unable to grow our revenue and our net loss could increase. Further, in order to develop and expand our channels, we must continue to scale and improve our processes and procedures that support our channel partners, including investments in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. If we fail to maintain existing channel partners or develop relationships with new channel partners, our revenue opportunities will be reduced.

We receive a substantial portion of our total revenue from a limited number of channel partners, and the loss of, or a significant reduction in, orders from one or more of our major channel partners would harm our business.

We receive a substantial portion of our total revenue from a limited number of channel partners. For the years ended January 31, 2011, 2012 and 2013 our top ten channel partners accounted for 68%, 43% and 37% of our total revenue. In particular, Advanced Media Services, which buys our products for resale by CDW Corporation, accounted for more than 10% of our revenue in the year ended January 31, 2013 and the six months ended July 31, 2013. We anticipate that we will continue to depend upon a limited number of channel partners for a substantial portion of our total revenue for the foreseeable future and, in some cases, the portion of our revenue attributable to individual channel partners may increase in the future. The loss of one or more key channel partners or a reduction in sales through any major channel partner would reduce our revenue.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

A number of very large corporations have historically dominated the storage market. We consider our primary competitors to be companies that provide enterprise storage products, including Dell, Inc., EMC Corporation, Hewlett-Packard Company and NetApp, Inc. We also compete to a lesser extent with a number of other smaller companies and certain well-established companies. Some of our competitors have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. We expect to encounter new competitors domestically and internationally as other companies enter our market or if we enter new markets.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	potential for broader market acceptance of their storage architectures and solutions;

•	greater name recognition and longer operating histories;

•	larger sales and marketing and customer support budgets and resources;

•	broader distribution and established relationships with distribution partners and end-customers;

•	the ability to bundle storage products with other technology products and services to better fit certain customers’ needs;

•	lower labor and development costs;

•	larger and more mature intellectual property portfolios;

•	substantially greater financial, technical and other resources; and

•	greater resources to make acquisitions.

We rely on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of these supply arrangements or failure to successfully manage our relationships with our key suppliers could delay shipments of our products and damage our channel partner or end-customer relationships.

We rely on a limited number of suppliers, and in some cases single-source suppliers, for several key components of our products. We generally purchase components on a purchase order basis and do not have long-term supply contracts with our suppliers. Our reliance on key suppliers reduces our control over the manufacturing process and exposes us to risks, including reduced control over product quality, production costs, timely delivery and capacity. It also exposes us to the potential inability to obtain an adequate supply of required components because we do not have long-term supply commitments. In particular, replacing the single-source suppliers of our solid state drives and chassis would require a product re-design that could take months to implement.

We generally maintain minimal inventory for repairs, evaluation and demonstration units and acquire components only as needed. We do not enter into long-term supply contracts for these components. As a result, our ability to respond to channel partner or end-customer orders efficiently may be constrained by the then-current availability, terms and pricing of these components. Our industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. If we or our suppliers inaccurately forecast demand for our products or we ineffectively manage our enterprise resource planning processes, our suppliers may have inadequate inventory, which could increase the prices we must pay for substitute components or result in our inability to meet demand for our products, as well as damage our channel partner or end-customer relationships.

Component quality is particularly important with respect to disk drives. We have in the past and may in the future experience disk drive failures, which could cause our reputation to suffer, our competitive position to be impaired and our end-customers to select other vendors. To meet our product performance requirements, we must obtain disk drives of extremely high quality and capacity. In addition, there are periodic supply-and-demand issues for disk drives and flash memory that could result in component shortages, selective supply allocations and increased prices of such components. We may not be able to obtain our full requirements of components, including disk drives, that we need for our storage products or the prices of such components may increase.

If we fail to effectively manage our relationships with our key suppliers, or if our key suppliers increase prices of components, experience delays, disruptions, capacity constraints, or quality control problems in their manufacturing operations, our ability to ship products to our channel partners or end-customers could be impaired and our competitive position and reputation could be adversely affected. Qualifying a new key supplier is expensive and time-consuming. If we are required to change key suppliers or assume internal manufacturing operations, we may lose revenue and damage our channel partner or end-customer relationships.

Because we depend on third-party manufacturers to build our products, we are susceptible to manufacturing delays and pricing fluctuations that could prevent us from shipping orders on time, if at all, or on a cost-effective basis, which would cause our business to suffer.

We outsource the manufacturing of our products to third-party manufacturers, including Flextronics and Synnex, our contract manufacturers. Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs and product supply and timing. Any manufacturing disruption by these third-party manufacturers could severely impair our ability to fulfill orders. Generally, our orders represent a relatively small percentage of the overall orders received by Flextronics and Synnex from their customers; therefore, fulfilling our orders may not be a priority in the event those manufacturers are constrained in their ability to fulfill all of their customer obligations. If we are unable to manage our relationships with these third-party manufacturers effectively, or if these third-party manufacturers suffer delays or disruptions for any reason, experience increased manufacturing lead-times, capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship products to our end-customers would be impaired, and our business and operating results would be harmed.

We rely on a limited number of manufacturers and any disruption or termination of our manufacturing arrangements could delay shipments of our products and harm our business.

Our current agreements with Flextronics and Synnex do not contain any minimum commitments to manufacture our products, and are terminable at will or upon short notice by the manufacturer. Furthermore, any orders are fulfilled only after a purchase order has been delivered and accepted. As a result, Flextronics and Synnex may stop taking new orders or fulfilling our orders on short notice or limiting our allocations of products. If this were to occur, we would need to find alternative vendors and we could experience delays in shipping orders, which could harm our business.

Our business and operations have experienced rapid growth in recent periods. If we do not effectively manage any future growth or are unable to improve our systems and processes, our operating results could be harmed.

We have experienced rapid growth over the last few years. Our employee headcount and number of end-customers have increased significantly, and we expect to continue to grow our headcount significantly over the next 12 months. For example, from January 31, 2011 to July 31, 2013, our headcount increased from 47 to 464 employees. Since we initially launched our products in August 2010, our number of end-customers grew to 1,750 as of July 31, 2013. The growth and expansion of our business and product and service offerings places a continuous significant strain on our management, operational and financial resources.

To manage any future growth effectively, we must continue to improve and expand our information technology, or IT, and financial infrastructure, our operating and administrative systems and controls, our enterprise resource planning systems and processes and our ability to manage headcount, capital and processes in an efficient manner. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenue and expenses, or to prevent losses. Our productivity and the quality of our products and services may also be adversely affected if we do not integrate and train our new employees quickly and effectively. Failure to manage any future growth effectively could result in increased costs, negatively impact our end-customers’ satisfaction and harm our operating results.

Our ability to sell our products is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have a material adverse effect on our sales, operating results and end-customers’ satisfaction with our products and services.

Once our products are deployed within our end-customers’ networks, our end-customers depend on our technical support services to resolve any issues relating to our products. We may be unable to respond quickly enough to accommodate short-term increases in end-customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. Increased end-customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. Any failure by us to effectively help our end-customers quickly resolve post-deployment issues or provide high-quality technical support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to sell our solutions to existing and prospective customers.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, our business will suffer.

The storage market is characterized by rapidly evolving technology, customer needs and industry standards. We might not be able to anticipate future market needs or changes in existing technologies, and we might not be able to develop new products or product enhancements to meet such needs, either in a timely manner or at all. For example, if changes in technology result in a significant reduction in the price for flash memory, enterprises may not need to utilize flash-optimized storage in order to cost effectively protect their data. Also, one or more new technologies could be introduced that compete favorably with our storage products or that cause our storage products to no longer be of significant benefit to our end-customers.

The process of developing new technology is complex and uncertain, and we may not be able to develop our products in a manner that enables us to successfully address the changing needs of our end-customers. We must commit significant resources to developing new products and product enhancements before knowing whether our investments will result in products the market will accept. Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. If we are not able to successfully identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products, our business and operating results will be harmed.

Our future growth plan depends in part on expanding outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.

As part of our growth plan, we intend to expand our operations globally. We have a limited history of marketing, selling and supporting our products and services internationally. International sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	difficulties in attracting and retaining personnel with experience in international operations;

•	risks associated with trade restrictions and foreign legal requirements, including the importation, certification and localization of our products required in foreign countries;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	the uncertainty of protection for intellectual property rights in some countries;

•

greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act and any trade regulations ensuring fair trade practices; and

•	general economic and political conditions in these foreign markets.

These factors and other factors could harm our ability to gain future international revenue and, consequently, materially impact our business and operating results. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

If we are not successful in executing our strategy to increase sales of our products to larger enterprise end-customers, our operating results may suffer.

Our growth strategy is dependent, in part, upon increasing sales of our products to larger enterprises. Sales to these types of end-customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities. These risks include:

•	competition from larger competitors that traditionally target larger enterprises that may have pre-existing relationships or purchase commitments from those end-customers;

•	increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements;

•	more stringent support requirements; and

•	longer sales cycles and the associated risk that substantial time and resources may be spent on potential end-customers that elect not to purchase our products.

Large enterprises often undertake a significant evaluation process that results in a lengthy sales cycle. Although we have a channel sales model, our sales representatives may invest substantial time and resources in engaging with sales to larger end-customers. We may spend this time and resources without being successful in generating any sales. In addition, product purchases by large enterprises are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Finally, large enterprises typically have longer implementation cycles, require greater product functionality and scalability and a broader range of services, demand that vendors take on a larger share of risks, sometimes require acceptance provisions that can potentially lead to a delay in revenue recognition, and expect greater payment flexibility from vendors. All of these factors can add risk to business conducted with these end-customers. If we fail to realize an expected sale from a large end-customer in a particular quarter or at all, our business, operating results and financial condition could be adversely affected.

We are in the process of evolving our distribution model, which may harm our future operating results.

We are in the process of evolving our distribution model from contracting directly with hundreds of individual VARs to contracting with fewer larger global distributors. Although we believe that this transition will make our sales channels more efficient and broader reaching, there is no guarantee that this new distribution model will increase our sales in the short term or allow us to sustain our gross margins. Any potential delays or confusion during the transition process with our new partners may negatively affect our relationship with our existing end-customers and channel partners. Upon completion of the transition to the new sales model, we will be more reliant on fewer channel partners, which may make us more vulnerable to underperformance by or deteriorations in our relationships with those partners. Our failure to successfully implement this new distribution model could adversely affect our operating results.

Our sales cycle is unpredictable, which makes it difficult to predict our results even in the near term.

A substantial portion of our quarterly sales typically occurs during the last month of the quarter, which we believe largely reflects sales cycles of storage products and other products in the technology industry generally. We have little visibility at the start of any quarter as to which existing end-customers, if any, will make additional purchases and when any additional purchases may occur, if at all.

Currently, our average sales cycle is approximately three months. However, potential end-customers may undertake a longer evaluation process that has, in the past, resulted in a longer sales cycle. In addition, our sales cycle may be extended if potential end-customers decide to re-evaluate other aspects of their storage infrastructure at the same time they are considering a purchase of our products. As a result, our quarterly operating results are difficult to predict even in the near term.

Our growth depends in part on the success of our strategic relationships with third parties.

Our future growth will depend on our ability to enter into successful strategic relationships with third parties. For example, our SmartStack initiative involves working with third parties, including Cisco, Microsoft and VMware, to create a broader integrated technology solution to address our end-customers’ needs. In addition, we work with global distributors to streamline and grow our sales channel. These relationships may not result in additional customers or enable us to generate significant revenue. These relationships are typically non-exclusive and do not prohibit the other party from working with our competitors or from offering competing services. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer.

Interruptions to and failures of our IT infrastructure could disrupt our operations and services.

We depend on our IT infrastructure, which includes our data centers and networks, to operate our business and to provide services to our end-customers through our InfoSight platform. This infrastructure, including our back-up systems, resides in two locations. We do not currently have a disaster recovery policy. Any interruptions to or failures of our IT infrastructure, whether due to natural disasters, system failures, computer viruses, physical or electronic break-ins or other causes, would affect our ability to operate our business and provide services through our InfoSight platform. As a result, we could face liability with respect to the performance of the InfoSight platform, our reputation could be harmed and our ability to sell our solutions to existing and prospective customers could be harmed.

The inability of our products to interoperate with leading business software applications, hypervisors and data management tools would cause our business to suffer.

Our products are also designed to interoperate with virtualization solutions in the market. Virtual environment solutions require a fast and flexible network storage foundation. If our products are not compatible with leading business software applications, hypervisors and data management tools, demand for our products will decline. We must devote significant resources to enhancing our products to continue to interoperate with these software applications, hypervisors and data management tools. Any current or future providers of software applications, hypervisors or data management tools could make future changes that would diminish the ability of our products to interoperate with them, and we might need to spend significant additional time and effort to ensure the continued compatibility of our products, which might not be possible at all. Any of these developments could harm our business.

If our products do not interoperate with our end-customers’ infrastructure, sales of our products could be negatively affected, which would harm our business.

Our products must interoperate with our end-customers’ existing infrastructure, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. If we find errors in the existing software or defects in the hardware used in our end-customers’ infrastructure or problematic network configurations or settings, we may have to modify our software or hardware so that our products will interoperate with our end-customers’ infrastructure. In such cases, our products may be unable to provide significant performance improvements for applications deployed in our end-customers’ infrastructure. In addition, government and other end-customers may require our products to comply with certain security or other certifications and standards. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from, or disadvantaged in, selling our products to such end-customers, which could harm our business and operating results.

If our industry experiences extraordinary declines in average sales prices, our revenue and gross profit may also decline.

The data storage products industry is highly competitive and has historically been characterized by declines in average sales prices. It is possible that the market for our storage products could experience similar trends in equal or greater degree than the rest of the industry. Our average sales prices could decline due to pricing pressure caused by several factors, including competition, the introduction of competing technologies, overcapacity in the worldwide supply of flash memory or disk drive components, increased manufacturing efficiencies, implementation of new manufacturing processes and expansion of manufacturing capacity by component suppliers. If we are required to decrease our prices to be competitive and are not able to offset this decrease by increases in the volume of sales or the sales of new products with higher margins, our gross margins and operating results could be adversely affected.

Governmental regulations affecting the export of certain of our solutions could negatively affect our business.

Our products, technology and software are subject to U.S. export controls and economic sanctions, and we incorporate encryption technology into certain of our products. These encryption products and the underlying technology may be exported outside the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments and persons and for certain end-uses. Governmental regulation of encryption technology and regulation of imports or exports, or our failure, or inability due to governmental action or inaction, to obtain required import or export approval for our products could harm our international sales and adversely affect our revenue. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. Even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations and penalties.

In 2013, we determined that we may have shipped a particular hardware appliance product to a limited number of international customers that, prior to shipment, may have required us to first obtain an encryption registration number prior to shipment and to submit annual reports to the U.S. Commerce Department’s Bureau of Industry and Security, or BIS. In May 2013, we submitted a voluntary self-disclosure to the Office of Export Enforcement, or OEE, to report our failure to make the required submissions and the resulting unauthorized exports as a potential violation. We also filed a request to service items previously exported without the required authorization. Failure to comply with export regulations and these recent voluntary submissions could result in penalties, costs, and restrictions on export privileges, which could also harm our operating results, as well as our inability to service certain products already in the hands of our end-customers, which could have negative consequences, including reputational harm. BIS has granted the service authorization and the voluntary disclosure is under review.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

We may in the future increase sales to government entities. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will result in a sale. Government certification requirements for products like ours may change and in doing so restrict our ability to sell into certain government sectors until we have attained the revised certification. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Government entities may have statutory, contractual or other legal rights to terminate contracts with our channel partners for convenience or due to a default, and any such termination may adversely impact our future operating results. Government entities may require contract terms that differ from standard arrangements and may impose compliance requirements that are complicated, require preferential pricing or “most favored nation” terms and conditions, or are otherwise time consuming and expensive to satisfy. Government entities routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government entity refusing to continue buying our products and services, a reduction of revenue, fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our operating results.

We may be subject to claims that our employees have wrongfully disclosed or we have wrongfully used proprietary information of our employees’ former employers. These claims may be costly to defend and if we do not successfully do so, our business could be harmed.

Many of our employees were previously employed at current or potential competitors. We may be subject to claims that these employees have divulged or we have used proprietary information of these employees’ former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to develop new products and features for existing products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products without compensating us.

We rely and expect to continue to rely on a combination of confidentiality agreements, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights with our employees, consultants and third parties with whom we have relationships. We have filed various applications for certain aspects of our intellectual property. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or products. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. However, we cannot assure you that the agreements we have entered into will not be breached. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

From time to time, we may need to take legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business and operating results. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. Any of these events would have a material adverse effect on our business and operating results.

Claims by others that we infringe their proprietary technology or other rights could harm our business.

Companies in the storage industry own large numbers of patents, copyrights, trademarks, domain names and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. Third parties have asserted and may in the future assert claims of infringement of intellectual property rights against us or our end-customers and channel partners. Our standard license and other agreements obligate us to indemnify our end-customers and channel partners against claims that our products infringe the intellectual property rights of third parties, and in some cases this indemnification obligation is uncapped as to the amount of the liability. As the number of products and competitors in our market increases and overlaps occur, and our profile within this market grows, infringement claims may increase. While we intend to increase the size of our patent portfolio, our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that requires us to pay substantial damages, royalties or other fees. Any of these events could harm our business and operating results.

Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could materially and adversely affect our business and operating results. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, or at all, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected products or services), effort and expense, and may ultimately not be successful.

If we are unable to hire, retain, train and motivate qualified personnel and senior management, our business could be harmed.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of our executive team as well as members of our research and development organization. The loss of any key personnel could make it more difficult to manage our operations and research and development activities, reduce our employee retention and revenue and impair our ability to compete. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled personnel. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our stock declines, it may adversely affect our ability to retain highly skilled employees. In addition, since we expense all stock-based compensation, we may periodically change our equity compensation practices, which may include reducing the number of employees eligible for options or reducing the size of equity awards granted per employee. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Failure to adequately expand our sales force will impede our growth.

We will need to continue to expand and optimize our sales infrastructure in order to grow our customer base and our business. We plan to continue to expand our sales force, both domestically and internationally. Identifying, recruiting and training qualified personnel require significant time, expense and attention. It can take time before our sales representatives are fully-trained and productive. Our business may be adversely affected if our efforts to expand and train our sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

If we or our channel partners fail to timely and correctly install our storage products, or if our channel partners face disruptions in their business, our reputation will suffer, our competitive position could be impaired and we could lose end-customers.

In addition to our small team of installation personnel, we rely upon some of our channel partners to install our storage products at our end-customer locations. Although we train and certify our channel partners on the installation of our products, end-customers have in the past encountered installation difficulties with our channel partners. In addition, if one or more of our channel partners suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its operations, our revenue could be reduced and our ability to compete could be impaired. As a significant portion of our sales occur in the last month of a quarter, our end-customers may also experience installation delays following a purchase if we or our channel partners have too many installations in a short period of time. If we or our channel partners fail to timely and correctly install our products, end-customers may not purchase additional products and services from us, our reputation could suffer and our revenue could be reduced. In addition, if our channel partners are unable to correctly install our products, we might incur additional expenses to correctly install our products.

We are exposed to the credit risk of some of our channel partners and direct customers, which could result in material losses and negatively impact our operating results.

Some of our channel partners and direct customers have experienced financial difficulties in the past. A channel partner or direct customer experiencing such difficulties will generally not purchase or sell as many of our products as it would under normal circumstances and may cancel orders. Our typical payment terms are 30 days. Because of local customs or conditions, payment terms may be longer in some circumstances and markets. In addition, a channel partner or direct customer experiencing financial difficulties generally increases our exposure to uncollectible receivables. If any of our channel partners or direct customers that represent a significant portion of our total revenue becomes insolvent or suffers a deterioration in its financial or business condition and is unable to pay for our products, our results of operations could be harmed.

Changes in laws, regulations and standards related to data privacy and the Internet could harm our business.

Federal, state or foreign government bodies or agencies have in the past adopted, and could in the future adopt, laws and regulations affecting data privacy and the use of the Internet as a commercial medium. Changing laws, regulations and standards applying to the solicitation, collection, processing or use of personal or consumer information could affect our end-customers’ ability to use and share data, potentially restricting our ability to store, process and share data with our end-customers through our InfoSight platform, and in turn limit our ability to provide real-time and predictive customer support. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business could be harmed.

Some of our products use “open source” software, which may restrict how we use or distribute our products or require that we release the source code of certain software subject to open source licenses.

Some of our products may incorporate software licensed under so-called “free,” “open source” or other similar licenses where the licensed software is made available to the general public under the terms of a specific non-negotiable license. Some open source licenses require that software subject to the license be made available to the public and that any modifications or derivative works based on open source software be licensed in source code form under the same open source licenses. Few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We rely on multiple software programmers to design our proprietary technologies, we are not able to exercise complete control over the development methods and efforts of our programmers, and we cannot be certain that our programmers have not incorporated open source software into our products without our knowledge or that they will not do so in the future. Some of our products incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open-source software without our knowledge. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our products, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our products and materially and adversely affect our ability to sustain and grow our business. Many open source licenses include additional obligations and restrictions, such as providing attribution to the authors of the open source software or providing a copy of the applicable open source license to recipients of the open source software. If we distribute products outside the terms of applicable open source licenses, we could be exposed to claims of breach of contract or intellectual property infringement.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents, together with the net proceeds that we receive in this offering, will be sufficient to meet our anticipated cash needs for the foreseeable future. After that, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business and operating results. If we need additional capital and cannot raise it on acceptable terms, we might not be able to, among other things:

•	develop or enhance our products;

•	continue to expand our sales and marketing and research and development organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could harm our business and operating results.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                 .

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report.

Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

If we fail to comply with environmental requirements, our business, operating results and reputation could be adversely affected.

We are subject to various environmental laws and regulations including laws governing the hazardous material content of our products and laws relating to the collection of and recycling of electrical and electronic equipment. Examples of these laws and regulations include the European Union, or EU, Restrictions of Hazardous Substances Directive, or RoHS, and the EU Waste Electrical and Electronic Equipment Directive, or WEEE, as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

The EU RoHS and the similar laws of other jurisdictions ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our products. Currently, the manufacturer of our hardware appliances and our major component part suppliers comply with the EU RoHS requirements. However, if there are changes to this or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products to use components compatible with these regulations. This reengineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

The WEEE Directive requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. Changes in interpretation of the directive may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply with this directive, or with any similar laws adopted in other jurisdictions.

Our failure to comply with past, present and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions, any of which could harm our business and operating results. We also expect that our products will be affected by new environmental laws and regulations on an ongoing basis. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows, and although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business and operating results.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our products to our end-customers outside of the United States, which could adversely affect our operating results. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have a material adverse impact on our business, operating results. Both our corporate headquarters and the location where our products are manufactured are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our supply chain, manufacturing vendors, or logistics providers’ ability to provide materials and perform services such as manufacturing products or assisting with shipments on a timely basis. In the event we or our service providers are hindered by any of the events discussed above, shipments could be delayed, resulting in missed financial targets, such as revenue and shipment targets, for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the businesses of our supply chain, manufacturers, logistics providers, partners or end-customers, or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, partners or end-customers that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our suppliers’ disaster recovery plans prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or delays in the manufacture, deployment or shipment of our products, our business and operating results would be adversely affected.

New regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we will be subject to new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that will require us to diligence, disclose and report whether or not our products contain conflict minerals. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes or sources of supply to avoid such materials.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2013, we had federal and state net operating loss carryforwards of $49.1 million and $46.4 million due to prior period losses, which if not utilized, will begin to expire in 2028. If these net operating losses, or NOLs, expire unused and are unavailable to offset future income tax liabilities, our profitability may be adversely affected. In addition, under Section 382 of the U.S. Internal Revenue Code of 1986, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes and, if we undergo an ownership change in connection with this offering or otherwise in the future, our ability to utilize our NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Code. In September 2013, we completed an analysis to evaluate whether there are any limitations of our NOLs and concluded no limitations currently exist. While we do not believe that we have experienced, or will experience in connection with this offering, an ownership change that would result in limitations, regulatory changes, such as suspension of the use of NOLs, could result in the expiration of our NOLs or otherwise cause them to be unavailable to offset future income tax liabilities. Our net operating losses could also be impaired under state law. As a result, we might not be able to utilize a material portion of our NOLs.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may make investments in complementary companies, products or technologies. However, we have not made any acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, or we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our end-customers, investors or securities analysts. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, our operating results could be adversely affected. We may also incur unforeseen liabilities which could materially and adversely affect our operating results. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that impede our ability to manage our operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to this Offering, the Securities Markets

and Ownership of Our Common Stock

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to our initial public offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. If you purchase shares of our common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon the closing of our initial public offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	our operating performance and the performance of other similar companies;

•

changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•	announcements of technological innovations, new applications or enhancements to services, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	recruitment or departure of key personnel;

•	the economy as a whole, market conditions in our industry, and the industries of our customers;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Substantial blocks of our total outstanding shares may be sold into the market when “lock-up” or “market standoff” periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale. All of the shares of common stock sold in this offering will be available for sale in the public market. Substantially all of our outstanding shares of common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

After our initial public offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff or lock-up agreements restricting their sale until 181 days after the date of this prospectus. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher that the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore if you purchase shares of our common stock in this offering, based on the midpoint of the price range set forth on the cover of this prospectus, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of                     , after giving effect to the issuance of shares of                  our common stock in this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price could decline.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. We will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and operating results. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,     % of our outstanding common stock, based on the midpoint of the price range set forth on the cover of this prospectus. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership could harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

See “Principal Stockholders” below for more information regarding the ownership of our outstanding stock by our executive officers and directors, together with their affiliates.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Delaware law and provisions in our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Following the closing of our initial public offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause;

•

only our board of directors will have the right to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	only our chairman of the board, our chief executive officer, our president or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	certain litigation against us can only be brought in Delaware;

•

our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without the approval of the holders of common stock; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, including IDC and Gartner, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner publication described herein represents data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner. The Gartner publication speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner publication are subject to change without notice.

Certain information in the text of the prospectus is contained in independent industry publications. The source of, and selected additional information contained in, these independent industry publications are provided below:

(1)	Gartner, Forecast: Storage Software Markets, Worldwide, 2010-2017, 2Q13 Update June 18, 2013.

(2)	IDC Digital Universe Study, sponsored by EMC Corporation, December 2012.

(3)	IDC, Worldwide Enterprise Storage Systems 2013-2017 Forecast: Customer Landscape is Changing, Defining Demand for New Solutions May 2013.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters’ over-allotment option is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, remains the same, and after deducting estimated underwriting discounts and commissions.

As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering. We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. We may use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2013 on:

•	an actual basis;

•

a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 38,867,647 shares of common stock and the effectiveness of our restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our restated certificate of incorporation had become effective on July 31, 2013; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of July 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$36,720	$36,720	$

Redeemable convertible preferred stock, net of issuance costs $0.001 par value; 39,320,106 shares authorized, 38,867,647 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	98,580	—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, no shares issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value: 87,227,000 shares authorized, 22,968,036 shares issued and outstanding, actual; authorized, 61,835,683 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	19	62
Additional paid-in capital	10,108	108,645
Notes receivable from stockholders	(1,571)	(1,571)
Accumulated other comprehensive loss	(9)	(9)
Accumulated deficit	(77,803)	(77,803)

Stockholders’ (deficit) equity	(69,256)	29,324

Total capitalization	$29,324	$29,324	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $ million, assuming that the number of shares offered by us remains the same, and after deducting the estimated underwriting discounts and commissions.

The number of shares of our common stock to be outstanding after this offering is based on 61,835,683 shares of our common stock outstanding as of July 31, 2013, and excludes:

•	15,452,223 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2013, with a weighted-average exercise price of $2.37 per share;

•	75,000 shares of common stock issuable upon vesting of restricted stock units outstanding as of July 31, 2013;

•	1,895,600 shares of common stock issuable upon the exercise of options granted after July 31, 2013, with a weighted-average exercise price of $7.49 per share;

•	115,000 shares of common stock issuable upon vesting of restricted stock units granted after July 31, 2013; and

•

                shares of common stock reserved for future issuance under our stock-based compensation plans as of July 31, 2013, consisting of (a) 3,117,888 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan (including the options to purchase shares of our common stock and shares issuable upon vesting of restricted stock units granted after July 31, 2013), (b)                 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus, and (c)                 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for issuance under our 2008 Equity Incentive Plan will be added to the shares reserved under our 2013 Equity Incentive Plan and we will cease granting awards under our 2008 Equity Incentive Plan. Our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of July 31, 2013, our pro forma net tangible book value was approximately $29.3 million, or $0.47 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of July 31, 2013, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock.

After giving effect to our sale in this offering of                     shares of our common stock, at an assumed initial public offering price of $             per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of July 31, 2013 would have been approximately $             million, or $             per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering, as follows:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of July 31, 2013	$0.47
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share, the increase (decrease) attributable to this offering by $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $             per share, and the dilution in net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, on a pro forma as adjusted basis as of July 31, 2013 after giving effect to (i) the automatic conversion of all of our convertible preferred stock into common stock and the effectiveness of our restated certificate of incorporation and (ii) this offering on an assumed initial public offering price of $             per share, the midpoint of the price range reflected on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands, except percentage and per share data)

Existing stockholders		%	$	%	$
New public investors

Total		100%	$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

To the extent that any outstanding options are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 61,835,683 shares of our common stock outstanding as of July 31, 2013, and excludes:

•	15,452,223 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2013, with a weighted-average exercise price of $2.37 per share;

•	75,000 shares of common stock issuable upon vesting of restricted stock units outstanding as of July 31, 2013;

•	1,895,600 shares of common stock issuable upon the exercise of options granted after July 31, 2013, with a weighted-average exercise price of $7.49 per share;

•	115,000 shares of common stock issuable upon vesting of restricted stock units granted after July 31, 2013; and

•

                shares of common stock reserved for future issuance under our stock-based compensation plans as of July 31, 2013, consisting of (a) 3,117,888 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan (including the options to purchase shares of our common stock and shares issuable upon vesting of restricted stock units granted after July 31, 2013), (b)                 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus, and (c)                 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for issuance under our 2008 Equity Incentive Plan will be added to the shares reserved under our 2013 Equity Incentive Plan and we will cease granting awards under our 2008 Equity Incentive Plan. Our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended January 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of January 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended July 31, 2012 and 2013 and the consolidated balance sheet data as of July 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements. The selected consolidated financial data below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period and the results for the six months ended July 31, 2013 are not necessarily indicative of results to be expected for the full year. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$1,632	$13,113	$49,765	$17,731	$45,766
Support and service	49	900	4,075	1,378	4,836

Total revenue	1,681	14,013	53,840	19,109	50,602

Cost of revenue:
Product(1)	604	5,233	17,266	6,073	15,375
Support and service(1)	230	1,045	3,184	995	3,466

Total cost of revenue	834	6,278	20,450	7,068	18,841

Total gross profit	847	7,735	33,390	12,041	31,761

Operating expenses:
Research and development(1)	4,415	7,903	16,135	6,714	14,376
Sales and marketing(1)	2,934	12,863	39,851	13,868	31,428
General and administrative(1)	325	3,756	5,168	1,999	5,342

Total operating expenses	7,674	24,522	61,154	22,581	51,146

Loss from operations	(6,827)	(16,787)	(27,764)	(10,540)	(19,385)
Interest income	5	6	32	12	22
Other expense, net	—	(4)	(26)	(28)	(295)

Loss before provision for income taxes	(6,822)	(16,785)	(27,758)	(10,556)	(19,658)
Provision for income taxes	—	5	99	12	176

Net loss	(6,822)	(16,790)	(27,857)	(10,568)	(19,834)
Accretion of redeemable convertible preferred stock	(16)	(23)	(34)	(14)	(21)

Net loss attributable to common stockholders	$(6,838)	$(16,813)	$(27,891)	$(10,582)	$(19,855)

Net loss per share attributable to common stockholders, basic and diluted	$(0.47)	$(1.04)	$(1.53)	$(0.60)	$(0.98)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	14,457	16,226	18,236	17,546	20,172

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$(0.51)		$(0.34)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			54,887		59,040

(footnotes on next page)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)
Cost of product revenue	$—	$10	$48	$8	$78
Cost of support and service revenue	5	31	114	46	131
Research and development	46	268	874	348	914
Sales and marketing	37	244	1,029	397	1,121
General and administrative	16	267	539	236	538

Total stock-based compensation expense	$104	$820	$2,604	$1,035	$2,782

(2)	Pro forma net loss per share attributable to common stockholders for the year ended January 31, 2013 and the six months ended July 31, 2013 have been calculated assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, as though the conversion had occurred as of the beginning of the period presented or the original date of issue, if later.

	As of January 31,		As of July 31, 2013
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,796	$49,205	$36,720
Working capital	29,787	48,835	33,400
Total assets	37,420	72,563	70,545
Deferred revenue, current and non-current	2,028	10,896	19,931
Redeemable convertible preferred stock	57,921	98,559	98,580
Total stockholders’ deficit	(29,741)	(53,662)	(69,256)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.

Overview

Our mission is to provide our customers with the industry’s most efficient data storage platform. We have designed and sell a flash-optimized hybrid storage platform that we believe is disrupting the market by enabling significant improvements in application performance and storage capacity with superior data protection, while simplifying business operations and lowering costs. At the core of our innovative platform is our Cache-Accelerated Sequential Layout file system software, which we call our CASL technology, and our cloud-based storage management and support service, InfoSight.

We were incorporated in November 2007, and we initially focused on the development of our CASL file system software and our storage platform. We shipped our first product line, our CS200 series, in August 2010. In August 2012, we introduced our CS400 series of products and a number of scale-to-fit products, including expansion shelves and controller upgrades. In April 2013, we launched InfoSight. We typically recognize revenue upon the shipment of these products. We also offer support and maintenance services including InfoSight, for periods ranging from one to five years, and recognize revenue over the term of the related support and maintenance agreement.

Since shipping our first product in August 2010, our end-customer base has grown rapidly. We had over 40, 270 and 1,090 end-customers as of January 31, 2011, 2012 and 2013 and, as of July 31, 2013, we had over 1,750 end-customers. Our end-customers span a range of industries such as cloud-based service providers, education, financial services, healthcare, manufacturing, state and local government and technology. We do not have any end-customers that represented more than 10% of our total revenue for either the year ended January 31, 2013 or the six months ended July 31, 2013. To continue to grow our business, it is important that we both obtain new customers and sell additional products to our existing customers. For example, in the three months ended July 31, 2011, 2012 and 2013, approximately 19%, 22% and 28% of the dollar amount of orders received was from existing end-customers. As of July 31, 2013, the top 25 of our 117 end-customers that have been with us for at least two years, on average, made additional purchases that were approximately three times the initial dollar purchase amount in the two years following the initial sale.

We sell our products through our network of VARs and distributors, and also engage our end-customers through our global sales force. As of July 31, 2011, 2012 and 2013, we had over 70, 220 and 600 VARs that offered our solutions worldwide. Our channel partners act as an extension of our sales force to market our solutions directly to end-customers and do not hold inventory. We have sales offices located in Australia, England, Germany and Singapore. In addition, we have sales employees located in a number of other geographies worldwide, including Canada, Sweden, France and the Netherlands. Although international revenue comprised less than 10% of our total revenue for our most recent fiscal year, we plan to increase our sales and marketing efforts on a global basis with the goal of increasing our revenue from international customers.

We outsource the manufacturing of our hardware products to our contract manufacturers, who assemble and test our products. Our contract manufacturers generally procure the components used in our products directly from third-party suppliers. Inventory and shipment are handled by our third-party logistics partners. Distributors handle fulfillment and shipment for our international end-customers, but do not hold inventory.

We have experienced significant growth in recent periods with total revenue of $1.7 million, $14.0 million, $53.8 million and $50.6 million in the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2013. Our net loss was $6.8 million, $16.8 million, $27.9 million and $19.8 million in the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2013. As our sales and customer base have grown, we have also experienced growth in our deferred revenue from $2.0 million as of January 31, 2012 to $10.9 million as of January 31, 2013 and to $19.9 million as of July 31, 2013. Our gross margin has improved from approximately 55% for the year ended January 31, 2012 to 62% for the year January 31, 2013 and to 63% for the six months ended July 31, 2013. As a percentage of total revenue, our operating expenses have declined from 175% for the year ended January 31, 2012 to 114% for the year ended January 31, 2013 and to 101% for the six months ended July 31, 2013.

As a consequence of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and other operating results, including gross margin and operating expenses as a percentage of our total revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant percentage growth in our total revenue, we do not believe that our historical growth rates are likely to be sustainable or indicative of future growth.

Since our founding, we have invested heavily in growing our business, particularly in research and development and sales and marketing. From January 31, 2011 to July 31, 2013, our headcount has increased from 47 to 464 employees. We intend to continue to invest in development of our solutions and sales and marketing programs to drive long-term growth. To support future sales, we plan to continue to invest significant resources in sales and marketing.

The successful growth of our business will depend on our ability to continue to expand our customer base by gaining new customers and in turn grow revenues from our existing customer base. As a result, we intend to hire additional sales and marketing personnel. We are also expanding our VAR network and will be starting to contract directly with large distributors. While these areas represent significant opportunities for us, they also pose risks and challenges that we must successfully address in order to sustain the growth of our business and improve our operating results. For example, our investments in these areas might not result in a significant increase in productive sales personnel or channel partners. If this were to occur, we might not be able to expand our base of new customers or succeed in selling additional products to existing customers, which would affect our ability to continue to grow our revenues.

Our future performance will also depend on our ability to continue to innovate, improve functionality in our products and adapt to new technologies or changes to existing technologies. Accordingly, we also intend to continue to invest in our research and development activities. It is difficult for us to predict the timing and impact that these investments will have on future revenue. Additionally, we face significant competition in the storage market, which makes it more important that the investments we make in our business are successful. Weak global economic conditions, particularly market and financial uncertainty in the United States and Europe, or a reduction in spending even if economic conditions improve, could adversely impact our business, financial condition and operating results. If we are unable to address these challenges, our business could be adversely affected.

Key Business Metrics

We monitor the key business metrics set forth below in managing our business. We discuss revenue and gross margin below under “—Components of Operating Results.” Deferred revenue, cash flow used in operating activities, Non-GAAP Net Loss and Adjusted EBITDA are discussed immediately below the following table.

	Year Ended or as of January 31,			Six Months Ended or as of July 31,
	2011	2012	2013	2012	2013
	(dollars in thousands)

Total revenue	$1,681	$14,013	$53,840	$19,109	$50,602
Year-over-year percentage increase	nm	734%	284%	337%	165%
Gross margin	50.4%	55.2%	62.0%	63.0%	62.8%
Deferred revenue, current and non-current	227	2,028	10,896	4,972	19,931
Net cash used in operating activities	(7,584)	(14,841)	(18,754)	(9,741)	(8,656)
Non-GAAP Net Loss	(6,718)	(15,970)	(25,253)	(9,533)	(17,052)
Adjusted EBITDA (non-GAAP)	(6,681)	(15,802)	(24,068)	(9,187)	(15,390)

Deferred Revenue

Our deferred revenue consists of amounts that have been either invoiced or prepaid but have not yet been recognized as revenue as of the period end. The majority of our deferred revenue consists of the unrecognized portion of revenue from sales of our support and service contracts. We monitor our deferred revenue balance because it represents a portion of revenue to be recognized in future periods.

Net Cash Used in Operating Activities

We monitor net cash used in operating activities as a measure of our overall business performance. Our net cash used in operating activities is driven in large part by our net losses. Monitoring net cash used in operating activities enables us to analyze our financial performance without the non-cash effects of certain items such as depreciation, amortization, and stock-based compensation costs, thereby allowing us to better understand and manage the cash needs of our business.

Non-GAAP Net Loss

To provide investors with additional information regarding our financial results, we have disclosed in this prospectus Non-GAAP Net Loss. We define Non-GAAP Net Loss as our net loss adjusted to exclude stock-based compensation. We have provided a reconciliation below of Non-GAAP Net Loss to net loss, the most directly comparable GAAP financial measure.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in this prospectus Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as our net loss, adjusted to exclude stock-based compensation, interest income, provision for income taxes and depreciation and amortization. We have provided a reconciliation below of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included non-GAAP Net Loss and Adjusted EBITDA in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operational and compensation plans. In particular, the exclusion of certain expenses in calculating non-GAAP Net Loss and Adjusted EBITDA can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that non-GAAP Net Loss and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Non-GAAP Net Loss and Adjusted EBITDA have limitations as analytical tools, and you should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Non-GAAP Net Loss and Adjusted EBITDA do not consider the potentially dilutive impact of equity-based compensation, which is an ongoing expense for us;

•	Adjusted EBITDA does not reflect cash capital expenditure requirements for replacements or for new capital expenditures;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	Other companies, including companies in our industry, may calculate Non-GAAP Net Loss and Adjusted EBITDA differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider Non-GAAP Net Loss and Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results. We compensate for these limitations by also reviewing our GAAP financial statements.

A reconciliation of Non-GAAP Net Loss and Adjusted EBITDA to net loss is provided below:

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(in thousands)

Net loss	$(6,822)	$(16,790)	$(27,857)	$(10,568)	$(19,834)
Stock-based compensation expense	104	820	2,604	1,035	2,782

Non-GAAP Net Loss	(6,718)	(15,970)	(25,253)	(9,533)	(17,052)
Interest income	(5)	(6)	(32)	(12)	(22)
Provision for income taxes	—	5	99	12	176
Depreciation and amortization	42	169	1,118	346	1,508

Adjusted EBITDA	$(6,681)	$(15,802)	$(24,068)	$(9,187)	$(15,390)

Components of Operating Results

Revenue

Our total revenue is comprised of the following:

Product Revenue.     We generate the substantial majority of our product revenue from the sales of our storage products. It is our practice to identify a direct customer or an end-customer from our VARs and distributors prior to shipment. Products are typically shipped directly to the direct customer or the end-customers of our VARs and distributors. Assuming all other revenue recognition criteria have been met, we generally recognize revenue on sales upon shipment, as title and risk of loss are transferred at that time. For certain VARs and distributors, title and risk of loss is transferred upon delivery to the end-customers and revenue is recognized after delivery has been completed. Our arrangements with VARs and distributors do not contain rights of return, subsequent price discounts, price protection or other allowances for shipments completed.

Support and Service Revenue.     We generate our support and service revenue primarily from support and service contracts, which include our automated support and management platform. The majority of our product sales are bundled with support and service contracts with terms ranging from one to five years. We recognize revenue from support and service contracts over the contractual service period. As a percentage of total revenue, we expect our support and service revenue to increase as we add new customers and renew existing support and service contracts.

See “—Critical Accounting Policies and Estimates, Revenue Recognition” for further information on our revenue recognition policy.

Cost of Revenue

Our total cost of revenue is comprised of the following:

Cost of Product Revenue.     Cost of product revenue primarily includes costs paid to our third-party contract manufacturers, which includes the costs of our components, and personnel costs associated with our manufacturing operations. Personnel costs consist of salaries, benefits, bonuses and stock-based compensation. Our cost of product revenue also includes warranty costs, freight and allocated overhead costs. Overhead costs consist of certain facilities, depreciation, benefits and IT costs. We expect our cost of product revenue to increase as our product revenue increases.

Cost of Support and Service Revenue.     Cost of support and service revenue includes personnel costs associated with our global customer support organization, cost from service inventory reserves and allocated overhead costs. Personnel costs consist of salaries, benefits, bonuses and stock-based compensation. Overhead costs consist of certain facilities, depreciation, benefits and IT costs. We expect our cost of support and service revenue to increase as our installed end-customer base grows.

Gross Margin

Gross margin, or gross profit as a percentage of total revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our storage products and related support and service contracts, manufacturing and overhead costs, component costs, the mix of products sold, and our ability to leverage our existing infrastructure as we continue to grow. We expect our gross margins to fluctuate over time depending on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expense. Personnel costs are the most significant component of operating expenses.

Research and Development.    Research and development expense consists primarily of personnel costs and allocated overhead and also includes consulting and other costs to support our development activities. To date, we have expensed all research and development costs as incurred. We expect research and development expense to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities and access new customer markets, although such expense may fluctuate as a percentage of total revenue.

Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, sales commission costs and allocated overhead. We expense sales commission costs as incurred. Sales and marketing expense also includes costs for recruiting and training channel partners, market development programs, promotional and other marketing activities, travel, office equipment, depreciation of proof-of-concept evaluation units and outside consulting costs. We expect sales and marketing expense to continue to increase in absolute dollars as we expand our sales and marketing headcount in all markets and expand our international operations, although such expense may fluctuate as a percentage of total revenue.

General and Administrative.    General and administrative expense consists of personnel costs, professional services and allocated overhead. General and administrative personnel include our executive, finance, human resources, administrative, IT, facilities and legal organizations. Professional services consist primarily of legal, auditing, accounting and other consulting costs. We expect general and administrative expense to continue to increase in absolute dollars as we have recently incurred, and expect to continue to incur, additional general and administrative expenses as we grow our operations and prepare to operate as a public company, including higher legal, corporate insurance and accounting expenses.

Interest Income and Other Expense, Net

Interest income consists of interest earned on our cash and cash equivalent balances. We have historically invested our cash in money-market funds. We expect interest income, which has not been historically significant to our operations, to vary each reporting period depending on our average investment balances during the period, types and mix of investments and market interest rates.

Other expense, net consists primarily of gains and losses from foreign currency transactions.

Provision for Income Taxes

Provision for income taxes consists primarily of state income taxes in the United States and income taxes in certain foreign jurisdictions in which we conduct business. We provide a full valuation allowance for deferred tax assets, which includes net operating loss, or NOL, carryforwards and tax credits related primarily to research and development. We expect to maintain this full valuation allowance for the foreseeable future as it is more likely than not that the assets will not be realized based on our history of losses. At January 31, 2013, we had federal and state NOL carryforwards of $49.1 million and $46.4 million that expire in 2028. Under Section 382 of the U.S. Internal Revenue Code of 1986, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. In September 2013, we completed an analysis to evaluate whether there are any limitations of our NOLs and concluded no limitations currently exist. While we do not believe that we have experienced, or will experience in connection with this offering, an ownership change that would result in limitations, regulatory changes, such as suspension on the use of NOLs, could result in the expiration of our NOLs or otherwise cause them to be unavailable to offset future income tax liabilities.

Results of Operations

The following tables summarize our consolidated results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Product	$1,632	$13,113	$49,765	$17,731	$45,766
Support and service	49	900	4,075	1,378	4,836

Total revenue	1,681	14,013	53,840	19,109	50,602
Cost of revenue:
Product(1)	604	5,233	17,266	6,073	15,375
Support and service(1)	230	1,045	3,184	995	3,466

Total cost of revenue	834	6,278	20,450	7,068	18,841

Total gross profit	847	7,735	33,390	12,041	31,761
Operating expenses:
Research and development(1)	4,415	7,903	16,135	6,714	14,376
Sales and marketing(1)	2,934	12,863	39,851	13,868	31,428
General and administrative(1)	325	3,756	5,168	1,999	5,342

Total operating expenses	7,674	24,522	61,154	22,581	51,146

Loss from operations	(6,827)	(16,787)	(27,764)	(10,540)	(19,385)
Interest income	5	6	32	12	22
Other expense, net	—	(4)	(26)	(28)	(295)

Loss before provision for income taxes	(6,822)	(16,785)	(27,758)	(10,556)	(19,658)
Provision for income taxes	—	5	99	12	176

Net loss	$(6,822)	$(16,790)	$(27,857)	$(10,568)	$(19,834)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
	(in thousands)
Cost of product revenue	$—	$10	$48	$8	$78
Cost of support and service revenue	5	31	114	46	131
Research and development	46	268	874	348	914
Sales and marketing	37	244	1,029	397	1,121
General and administrative	16	267	539	236	538

Total stock-based compensation expense	$104	$820	$2,604	$1,035	$2,782

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
Revenue:
Product	97%	94%	92%	93%	90%
Support and service	3	6	8	7	10

Total revenue	100	100	100	100	100
Cost of revenue:
Product	36	37	32	32	30
Support and service	14	8	6	5	7

Total cost of revenue	50	45	38	37	37

Total gross profit	50	55	62	63	63
Operating expenses:
Research and development	262	56	30	35	28
Sales and marketing	175	92	74	73	62
General and administrative	19	27	10	10	11

Total operating expenses	456	175	114	118	101

Loss from operations	(406)	(120)	(52)	(55)	(38)
Interest income	—	—	—	—	—
Other expense, net	—	—	—	—	(1)

Loss before provision for income taxes	(406)	(120)	(52)	(55)	(39)
Provision for income taxes	—	—	—	—	—

Net loss	(406)%	(120)%	(52)%	(55)%	(39)%

Comparison of the Six Months Ended July 31, 2012 and 2013

Revenue

	Six Months Ended July 31,
	2012	2013
	Amount	Amount	Change Amount	%
	(dollars in thousands)
Revenue:
Product	$17,731	$45,766	$28,035	158%
Support and service	1,378	4,836	3,458	251

Total revenue	$19,109	$50,602	$31,493	165%

Total revenue increased by $31.5 million, or 165%, during the six months ended July 31, 2013 compared to the six months ended July 31, 2012. The revenue growth reflects increased demand for our storage products and related support and service. The increase in product revenue was driven by higher sales of our storage products to 661 new end-customers and increased sales to existing customers. During the six months ended July 31, 2013, the total number of product orders received was 977, which represented a 155% increase compared to the six months ended July 31, 2012. The increase in support and service revenue was driven by higher product sales and the resulting expansion of our installed base.

Cost of Revenue and Gross Margin

	Six Months Ended July 31,
	2012	2013
	Amount	Amount	Change Amount	%
	(dollars in thousands)
Cost of revenue:
Product	$6,073	$15,375	$9,302	153%
Support and service	995	3,466	2,471	248

Total cost of revenue	$7,068	$18,841	$11,773	167%

Gross margin	63.0%	62.8%

Cost of revenue increased by $11.8 million, or 167%, during the six months ended July 31, 2013 compared to the six months ended July 31, 2012. The increase in cost of product revenue was driven primarily by higher product sales. The increase in cost of product revenue was also impacted by higher costs of $1.1 million in our manufacturing operations, primarily driven by personnel costs associated with increased headcount, and a $0.6 million increase in warranty expense. The increase in cost of support and service revenue was primarily attributable to higher costs of $2.0 million in our global customer support organization primarily driven by personnel costs associated with increased headcount and increased investments in our service depots, which are physical warehouse locations that hold service inventory in support of our customer service agreements.

Gross margin slightly decreased from 63.0% during the six months ended July 31, 2012 to 62.8% during the six months ended July 31, 2013 as a result of changes in revenue mix as support and service revenue increased as a percentage of our total revenue. Product gross margin increased by 0.7%, primarily driven by higher sales volume, our mix of products sold, lower average standard component costs from higher volume discounts and benefit from economies of scale as we improved the utilization of our existing infrastructure. Support and service gross margin increased by 0.5% due to increased recognition of deferred support and service revenue resulting from the increase in our installed base.

Operating Expenses

	Six Months Ended July 31,
	2012		2013		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(dollars in thousands)
Operating expenses:
Research and development	$6,714	35%	$14,376	28%	$7,662	114%
Sales and marketing	13,868	73	31,428	62	17,560	127
General and administrative	1,999	10	5,342	11	3,343	167

Total operating expenses	$22,581	118%	$51,146	101%	$28,565	127%

Includes stock-based compensation expense of:
Research and development	$348		$914		$566	163%
Sales and marketing	397		1,121		724	182
General and administrative	236		538		302	128

Total	$981		$2,573		$1,592	162%

Research and Development

Research and development expense increased by $7.7 million, or 114%, during the six months ended July 31, 2013 compared to the six months ended July 31, 2012. The increase was primarily due to a $6.3 million increase in personnel costs resulting from headcount growth to support further development of our storage products.

Sales and Marketing

Sales and marketing expense increased by $17.6 million, or 127%, during the six months ended July 31, 2013 compared to the six months ended July 31, 2012. The increase was primarily due to a $9.9 million increase in personnel costs resulting from headcount growth, a $2.5 million increase in commission expense related to higher sales, a $1.5 million increase in travel and entertainment expenses and a $0.6 million increase in advertising and tradeshow expenses.

General and Administrative

General and administrative expense increased by $3.3 million, or 167%, during the six months ended July 31, 2013 compared to the six months ended July 31, 2012. The increase was primarily due to a $2.4 million increase in personnel costs resulting from headcount growth and a $1.0 million increase in spending on consulting resources and professional services.

Interest Income and Other Expense, Net

	Six Months Ended July 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)

Interest income	$12	$22	$10	83%
Other expense, net	(28)	(295)	(267)	954

The increase in interest income was primarily due to higher cash and cash equivalent balances during the six months ended July 31, 2013. The change in other expense, net was due to fluctuations in the British pound sterling and Australian dollar.

Provision for Income Taxes

	Six Months Ended July 31,
	2012	2013
	(in thousands)

Provision for income taxes	$12	$176

The increase in the provision for income taxes during the six months ended July 31, 2013 compared to the six months ended July 31, 2012 was primarily due to an increase in foreign taxes related to intercompany cost plus agreements with our international sales offices.

Comparison of the Years Ended January 31, 2012 and 2013

Revenue

	Year Ended January 31,		Change Amount	%
	2012	2013
	Amount	Amount
	(dollars in thousands)
Revenue:
Product	$13,113	$49,765	$36,652	280%
Support and service	900	4,075	3,175	353

Total revenue	$14,013	$53,840	$39,827	284%

Total revenue increased by $39.8 million, or 284%, during the year ended January 31, 2013 compared to the year ended January 31, 2012. The revenue growth reflects increased demand for our storage products and related support and service. The increase in product revenue was driven by higher sales of our storage products to 819 new end-customers and increased sales to existing customers. During the year ended January 31, 2013, the total number of product orders received was 1,149, which represented a 280% increase compared to the year ended January 31, 2012. The increase in support and service revenue was driven by higher product sales and the renewal of existing support and service contracts from our installed base.

Cost of Revenue and Gross Margin

	Year Ended January 31,		Change Amount	%
	2012	2013
	Amount	Amount
	(dollars in thousands)
Cost of revenue:
Product	$5,233	$17,266	$12,033	230%
Support and service	1,045	3,184	2,139	205

Total cost of revenue	$6,278	$20,450	$14,172	226%

Gross margin	55.2%	62.0%

Total cost of revenue increased by $14.2 million, or 226%, during the year ended January 31, 2013 compared to the year ended January 31, 2012. The increase in cost of product revenue was driven primarily by the higher product sales. The increase in cost of product revenue was also impacted by higher costs of $1.0 million in our manufacturing operations, primarily driven by personnel costs associated with increased headcount, a $0.7 million increase in warranty expense and a $0.7 million increase in freight costs. The increase in cost of support and service revenue was primarily attributable to higher costs of $2.0 million in our global customer support organization primarily driven by personnel costs associated with increased headcount and increased investments in our service depots.

Gross margin increased from 55.2% during the year ended January 31, 2012 to 62.0% during the year ended January 31, 2013. Product gross margin increased by 5.2 percentage points, primarily driven by higher sales volume, our mix of products sold, lower average standard component costs from higher volume discounts and benefit from economies of scale as we improved the utilization of our existing infrastructure. Support and service gross margin increased by 38.0 percentage points due to increased recognition of deferred support and service revenue.

Operating Expenses

	Year Ended January 31,
	2012		2013		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(dollars in thousands)
Operating expenses:
Research and development	$7,903	56%	$16,135	30%	$8,232	104%
Sales and marketing	12,863	92	39,851	74	26,988	210
General and administrative	3,756	27	5,168	10	1,412	38

Total operating expenses	$24,522	175%	$61,154	114%	$36,632	149%

Includes stock-based compensation expense of:
Research and development	$268		$874		$606	226%
Sales and marketing	244		1,029		785	322
General and administrative	267		539		272	102

Total	$779		$2,442		$1,663	213%

Research and Development

Research and development expense increased by $8.2 million, or 104%, during the year ended January 31, 2013 compared to the year ended January 31, 2012. The increase was primarily due to a $6.3 million increase in personnel costs resulting from headcount growth to support further development of our storage products.

Sales and Marketing

Sales and marketing expense increased by $27.0 million, or 210%, during the year ended January 31, 2013 compared to the year ended January 31, 2012. The increase was primarily due to a $11.4 million increase in personnel costs resulting from headcount growth, a $10.0 million increase in commission expense related to higher sales, a $2.0 million increase in travel and entertainment expenses and a $1.1 million increase in advertising and tradeshow expenses.

General and Administrative

General and administrative expense increased by $1.4 million, or 38%, during the year ended January 31, 2013 compared to the year ended January 31, 2012. The increase was primarily due to a $2.2 million increase in personnel costs resulting from headcount growth, offset by $0.9 million in certain legal costs in the year ended January 31, 2012.

Interest Income and Other Expense, Net

	Year Ended January 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)

Interest income	$6	$32	$26	433%
Other expense, net	(4)	(26)	(22)	550

The increase in interest income resulted from higher average cash and cash equivalents balances during the year ended January 31, 2013 compared to the year ended January 31, 2012. The increase in other expense, net was due to fluctuations in the British pound sterling.

Provision for Income Taxes

	Year Ended January 31,
	2012	2013
	(in thousands)

Provision for income taxes	$5	$99

The increase in provision for income taxes during the year ended January 31, 2013 compared to the year ended January 31, 2012 was primarily due to an increase in foreign taxes related to intercompany cost plus agreements with our international sales offices.

Comparison of the Years Ended January 31, 2011 and 2012

Revenue

	Year Ended January 31,		Change
	2011	2012	Amount	%

	(dollars in thousands)
Revenue:
Product	$1,632	$13,113	$11,481	703%
Support and service	49	900	851	nm

Total revenue	$1,681	$14,013	$12,332	734%

Total revenue increased by $12.3 million during the year ended January 31, 2012 compared to the year ended January 31, 2011. The increase in both product and support and service revenue was primarily driven by having a full year of product sales and related support and service contracts during the year ended January 31, 2012, as we launched our first storage product in the second half of the year ended January 31, 2011.

Cost of Revenue and Gross Margin

	Year Ended January 31,		Change
	2011	2012	Amount	%

	(dollars in thousands)
Cost of revenue:
Product	$604	$5,233	$4,629	766%
Support and service	230	1,045	815	354

Total cost of revenue	$834	$6,278	$5,444	653%

Total gross margin	50.4%	55.2%

Total cost of revenue increased by $5.4 million during the year ended January 31, 2012 compared to the year ended January 31, 2011. The increase in both cost of product and support and service revenue was driven by full production during the year ended January 31, 2012 as compared to partial production during the year ended January 31, 2011, as we launched our first storage product in the second half of the year ended January 31, 2011. The total number of product orders received during the year ended January 31, 2012 was 302.

Gross margin increased from 50.4% during the year ended January 31, 2011 to 55.2% during the year ended January 31, 2012 due to benefits from economies of scale as we improved the utilization of our existing infrastructure and an increase in support and service gross margin.

Operating Expenses

	Year Ended January 31,
	2011		2012		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(dollars in thousands)
Operating expenses:
Research and development	$4,415	262%	$7,903	56%	$3,488	79%
Sales and marketing	2,934	175	12,863	92	9,929	338
General and administrative	325	19	3,756	27	3,431	nm

Total operating expenses	$7,674	456%	$24,522	175%	$16,848	220%

Includes stock-based compensation expense of:
Research and development	$46		$268		$222	483%
Sales and marketing	37		244		207	559
General and administrative	16		267		251	nm

Total	$99		$779		$680	687%

Research and Development

Research and development expense increased by $3.5 million, or 79%, during the year ended January 31, 2012 compared to the year ended January 31, 2011. The increase was primarily due to a $3.2 million increase in personnel costs resulting from headcount growth.

Sales and Marketing

Sales and marketing expense increased by $9.9 million, or 338%, during the year ended January 31, 2012 compared to the year ended January 31, 2011, primarily due to a $5.3 million increase in personnel costs resulting from headcount growth, a $2.4 million increase in commission expenses related to higher sales and a $0.6 million increase related to marketing and advertising our new products.

General and Administrative

General and administrative expense increased $3.4 million during the year ended January 31, 2012 compared to the year ended January 31, 2011, primarily due to a $1.4 million increase in personnel costs resulting from headcount growth and a $1.5 million increase in legal and accounting fees which included $0.9 million in certain legal expenses.

Interest Income and Other Expense, Net

	Year Ended January 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)

Interest income	$5	$6	$1	20%
Other expense, net	—	(4)	(4)	nm

The increase in interest income resulted from higher average cash and cash equivalents balances during the year ended January 31, 2012 compared to the year ended January 31, 2011. The change in other expense, net was due to fluctuations in the British pound sterling.

Provision for Income Taxes

	Year Ended January 31,
	2011	2012
	(in thousands)

Provision for income taxes	$—	$5

The increase in provision for income taxes during the year ended January 31, 2012 compared to the year ended January 31, 2011 was primarily due to an increase in foreign taxes related to intercompany cost plus agreements with our international sales offices.

Quarterly Results of Operations

The following unaudited quarterly consolidated statements of operations data for each of the six quarters in the period ended July 31, 2013 have been prepared on a basis consistent with our audited annual consolidated financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	April 30, 2012	July 31, 2012	Oct. 31, 2012	Jan. 31, 2013	April 30, 2013	July 31, 2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Product	$7,533	$10,198	$13,407	$18,627	$20,046	$25,720
Support and service	623	755	1,145	1,552	2,078	2,758

Total revenue	8,156	10,953	14,552	20,179	22,124	28,478

Cost of revenue:
Product	2,567	3,506	4,783	6,409	6,895	8,480
Support and service	411	584	833	1,357	1,648	1,818

Total cost of revenue	2,978	4,090	5,616	7,766	8,543	10,298

Total gross profit	5,178	6,863	8,936	12,413	13,581	18,180

Operating expenses:
Research and development	3,150	3,565	4,300	5,120	6,318	8,058
Sales and marketing	6,040	7,828	10,494	15,489	14,160	17,268
General and administrative	1,047	951	1,240	1,930	2,301	3,041

Total operating expenses	10,237	12,344	16,034	22,539	22,779	28,367

Loss from operations	(5,059)	(5,481)	(7,098)	(10,126)	(9,198)	(10,187)
Interest income	5	7	9	11	6	16
Other income (expense), net	3	(30)	24	(23)	(133)	(162)

Loss before provision for income taxes	(5,051)	(5,504)	(7,065)	(10,138)	(9,325)	(10,333)
Provision for income taxes	10	2	14	73	46	130

Net loss	$(5,061)	$(5,506)	$(7,079)	$(10,211)	$(9,371)	$(10,463)

Quarterly Revenue Trends

Our quarterly revenue increased sequentially for all periods presented reflecting increased demand for our products and related support and service. The sequential growth in product revenue was driven primarily by higher sales of our storage products to new and existing customers. The sequential growth in support and service revenue was primarily driven by higher product sales and the resulting expansion of our installed end-customer base. We expect to experience seasonal fluctuations in our revenue, as industry sales are historically highest in the fourth quarter and lowest in the first quarter of our fiscal year.

Quarterly Cost of Revenue and Gross Margin Trends

The sequential increase in cost of revenue in absolute dollars over the quarterly periods was aligned with our revenue growth. During the first three quarters of the year ended January 31, 2013, we experienced a slight sequential decrease in our gross margin from 63.5% during the first quarter of the year ended January 31, 2013 to 61.4% during the third quarter of the year ended January 31, 2013 as the proportion of our support and service revenue to total revenue grew slightly. This was primarily due to increased investments in our service depots and our support and service contracts carrying a lower gross margin than our storage products. Our gross margin then stabilized during the fourth quarter of the year ended January 31, 2013 and the first quarter of the year ending January 31, 2014 as lower average standard cost components from higher volume discounts and the benefit from economies of scale resulting from the improved utilization of our existing infrastructure have offset the continued growth in support and service revenue. During the second quarter of the year ending January 31, 2014, our gross margin expanded to 63.8% as a result of higher support and service gross margins, favorable product mix, higher product average selling prices and increased leverage of our operations costs.

Quarterly Operating Expense Trends

Total operating expenses increased sequentially for all periods presented, primarily due to the addition of personnel in connection with the expansion of our business and the build out of facilities and corporate infrastructure. Research and development expenses increased due to continued development of new storage products and support infrastructure. Generally, sequential growth in sales and marketing expenses has been due to increased commission expenses related to higher sales of our storage products and increased marketing expenses. General and administrative costs increased due to higher facilities costs, consulting and accounting fees, and, in recent quarters, an increase in professional service fees related to preparing to be a public company.

Liquidity and Capital Resources

	As of January 31,			As of July 31, 2013
	2011	2012	2013
	(in thousands)
Cash and cash equivalents	$18,985	$28,796	$49,205	$36,720

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(dollars in thousands)
Cash used in operating activities	$(7,584)	$(14,841)	$(18,754)	$(9,741)	$(8,656)
Cash used in investing activities	(375)	(1,283)	(3,554)	(1,328)	(7,299)
Cash provided by financing activities	16,427	25,935	42,700	363	3,495
Foreign exchange impact on cash and cash equivalents	—	—	17	(6)	(25)

Net increase (decrease) in cash and cash equivalents	$8,468	$9,811	$20,409	$(10,712)	$(12,485)

Other Financial and Operational Metrics:
Days Sales Outstanding	101	65	53	54	44
Days Sales Inventory(1)	89	62	55	51	50

(1)	Average number of days we hold our inventory before sale.

At July 31, 2013, our cash and cash equivalents were $36.7 million, of which approximately $0.8 million was held outside of the United States and not immediately available to fund domestic operations and obligations. If we were to repatriate cash held outside of the United States, it could be subject to U.S. income taxes, less any previously paid foreign income taxes. We do not enter into investments for trading or speculative purposes.

To date, we have financed our operations primarily through private sales of our redeemable convertible preferred stock.

In October 2013, we entered into an agreement with Wells Fargo Bank, National Association, or Wells Fargo, to provide a secured revolving credit facility that allows us to borrow up to $15.0 million for general corporate purposes. Amounts outstanding under the credit facility will bear interest at Wells Fargo’s prime rate (3.25% as of October 1, 2013) with accrued interest payable on a monthly basis. In addition, we are obligated to pay a commitment fee of 0.20% per annum on the unused portion of the credit facility, with such fee payable on a quarterly basis. The credit facility expires in October 2014. As part of the credit facility, we granted to Wells Fargo a first priority lien in our accounts receivable and other corporate assets, agreed to not pledge our intellectual property to other parties and became subject to certain reporting and financial covenants, as follows: (1) maintain specified quarterly levels of EBITDA, which is defined as net income before tax plus interest expense (net of capitalized interest expense), depreciation and amortization expense and non-cash stock compensation expense; and (2) maintain a monthly ratio of not less than 1.25 to 1.00, based on the aggregate of our cash and net accounts receivable divided by total current liabilities minus current deferred revenue.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Operating Activities

During the six months ended July 31, 2013, cash used in operating activities was $8.7 million. The primary factors affecting our cash flows during this period were our net loss of $19.8 million, partially offset by non-cash charges of $2.8 million for stock-based compensation and $1.5 million for depreciation and amortization of our property and equipment, and net cash flows of $6.6 million provided by changes in our operating assets and liabilities. The primary driver of the changes in operating assets and liabilities was a $9.0 million increase in deferred revenue. The increase in deferred revenue was due to a greater number of support and service contracts related to the growth in our storage product sales and increased renewal of existing support and service contracts associated with our larger installed product base. Changes in our operating assets and liabilities were also significantly affected by a $1.9 million increase in accounts payable and accrued liabilities, a $1.8 million increase in inventories and a $1.5 million increase in accounts receivable. The increase in accounts payable and accrued liabilities was primarily attributable to increased personnel costs to support the overall growth of our business and higher third-party professional fees for consulting and audit services as we prepared for our initial public offering. The increase in inventories was primarily due to increased purchases from our contract manufacturers and the higher overall demand for our storage products. The increase in accounts receivable was attributable to increased sales, partially offset by improved cash collections from our customers as supported by the decrease in days sales outstanding, or DSO, as compared to the six months ended July 31, 2012. We expect operating cash flows to continue to be affected by timing of sales and timing of collections.

During the year ended January 31, 2013, cash used in operating activities was $18.8 million. The primary factors affecting our cash flows during this period were our net loss of $27.9 million, partially offset by non-cash charges of $2.6 million for stock-based compensation, and $1.1 million for depreciation and amortization of our property and equipment, and net cash flows of $5.0 million provided by changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities were a $9.2 million increase in accounts receivable, partially offset by an $8.9 million increase in deferred revenue. The increase in accounts receivable was attributable to increased sales, partially offset by improved cash collections from our customers as supported by the year over year decrease in DSO. We expect operating cash flows to continue to be affected by timing of sales and timing of collections. The increase in deferred revenue was due to a greater number of support and service contracts related to the growth in our storage product sales and increased renewal of existing support and service contracts associated with our larger installed product base. Changes in our operating assets and liabilities were also significantly affected by an $8.9 million increase in accounts payable and accrued liabilities and a $3.0 million increase in inventories. The increase in accounts payable and accrued liabilities was primarily attributable to increased personnel costs to support the overall growth of our business and higher third-party professional fees for consulting and audit services as we prepared for our initial public offering. The increase in inventories was primarily due to increased purchases from our contract manufacturers to support the development of new storage products in the third quarter of the year ended January 31, 2013 and the higher overall demand for our storage products.

During the year ended January 31, 2012, cash used in operating activities was $14.8 million. The primary factors affecting our cash flows during this period were our net loss of $16.8 million, partially offset by a non-cash charge of $0.8 million for stock-based compensation, and net cash flows of $0.8 million provided by changes in certain of our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities were a $4.5 million increase in accounts payable and accrued liabilities, partially offset by a $3.5 million increase in accounts receivable. The increase in accounts payable and accrued liabilities was primarily attributable to increased personnel costs to support our first full year of production. The increase in accounts receivable was due to increased sales from our first full year of production, partially offset by improved cash collections from customers as reflected in the year over year decrease in DSO.

During the year ended January 31, 2011, cash used in operating activities was $7.6 million. The primary components of our cash flows during this period were our net loss of $6.8 million and an increase in accounts receivable of $1.1 million. The increase in accounts receivable was attributable to initial sales of our storage products in the fourth quarter of the year ended January 31, 2011.

Investing Activities

Cash used in investing activities during the six months ended July 31, 2013 was $7.3 million, primarily resulting from a $3.9 million increase in restricted cash related to a condition of a new facility lease agreement that requires us to maintain a letter of credit, with the landlord named as the beneficiary, and $3.4 million to purchase property and equipment. Cash used in investing activities for the years ended January 31, 2013 and 2012 was $3.6 million and $1.3 million, primarily resulting from the purchase of property and equipment. We expect to continue to make such purchases to support continued growth of our business. Cash used in investing activities for the year ended January 31, 2011 was $0.4 million, primarily resulting from an increase in restricted cash related to a condition of a purchase arrangement with a major vendor that required us to maintain a letter of credit, with the vendor named as the beneficiary.

Financing Activities

During the six months ended July 31, 2013, financing activities provided $3.5 million in cash, due to proceeds from the exercise of stock options, net of repurchases of unvested early exercised shares.

During the year ended January 31, 2013, financing activities provided $42.7 million in cash, primarily from $40.6 million of net proceeds received from the issuance of Series E redeemable convertible preferred stock and $2.1 million of proceeds from the exercise of stock options, net of repurchases of unvested early exercised shares.

During the year ended January 31, 2012, financing activities provided $25.9 million in cash, primarily from $24.9 million of net proceeds received from the issuance of Series D redeemable convertible preferred stock and $1.0 million of proceeds from the exercise of stock options, net of repurchases of unvested early exercised shares.

During the year ended January 31, 2011, financing activities provided $16.4 million in cash, primarily from $16.0 million of net proceeds received from the issuance of Series C redeemable convertible preferred stock and $0.4 million of proceeds from the exercise of stock options, net of repurchases of unvested early exercised shares.

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of January 31, 2013:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
		(in thousands)
Operating leases(1)	$696	$696	$—	$—	$—
License commitments(2)	1,760	730	1,030	—	—

Total	$2,456	$1,426	$1,030	$—	$—

(1)	In April 2013, we entered into a facility lease agreement. The 96-month lease commences on November 1, 2013 and provides us with 164,608 square feet in San Jose, California. Total rent, including operating expenses, payable over the lease period is $35.5 million. Future minimum commitments under this operating lease are as follows (in thousands):

Years ending January 31:
Remainder of 2014	$143
2015	3,051
2016	4,456
2017	4,567
2018	4,682
Thereafter	18,620

$35,519

(2)	During the year ended January 31, 2013, we entered into two non-cancelable three-year software license and service agreements for the internal use of software and services for customer relationship management and desktop applications.

Off-Balance Sheet Arrangements

As of January 31 and July 31, 2013, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Segment Information

We have one primary business activity and operate in one reportable segment.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars with a small number of contracts denominated in foreign currencies. A portion of our operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound sterling, Australian dollar and Canadian dollar. These fluctuations have caused us to recognize transaction losses of $26,000 and $294,000 during the year ended January 31, 2013 and six months ended July 31, 2013. Although the volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy, we believe a hypothetical 10% change of the U.S. dollar against the British pound sterling, Australian dollar or Canadian dollar, either alone or in combination with each other would not have a material impact on our results of operations. Given that the impact of foreign currency exchange rates to date has not been material, we have not engaged in any attempts to hedge our foreign currency exchange risk. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates. It is difficult to predict the impact hedging activities would have on our results of operations.

Interest Rate Risk

We had cash and cash equivalents of $36.7 million as of July 31, 2013, consisting of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We generate revenue from sales of software-enabled storage products and related support and service. Our software that is integrated into the storage products is more than incidental, and functions together with the storage product to deliver its essential functionality. We also offer an optional support and service plan with a typical term of one to five years. The support plan includes automated support

(Proactive Wellness), bug fixes, updates and upgrades to product firmware and our management platform, including InfoSight, telephone support and expedited delivery times for replacement hardware parts. While support is not contractually mandatory, substantially all products shipped have been purchased together with a support and service plan. We also periodically sell optional installation services with our products that are not essential to the functionality of the storage product. Substantially all of our customer arrangements contain multiple deliverables. As a result, arrangements are divided into separate units of accounting based on whether the delivered items have stand-alone value. In our typical customer arrangements, we consider the following to be separate units of accounting: the storage product (together with the integrated software), support services and installation services. We have determined that each unit of accounting has stand-alone value because they are sold separately by us or could be resold by a customer on a stand-alone basis. We allocate the total consideration to all deliverables based on our determination of the units of accounting and their relative selling prices. As we have not yet established vendor-specific objective evidence (VSOE) or identified third-party evidence of fair value for our storage product (together with the integrated software) and installation services, we use the best estimate of the selling price (BESP) of each deliverable to allocate the total arrangement fee among the separate units of accounting. Our process to determine its BESP for our products and services is based on qualitative and quantitative considerations of multiple factors, which primarily include historical stand-alone sales, margin objectives and discount behavior. Additional considerations are given to factors such as customer demographics, competitive alternatives, anticipated sales volume, costs to manufacture products or provide services, pricing practices and market conditions. During the first quarter of the year ended January 31, 2013, we established VSOE of fair value for support services based on stand-alone renewals offered to our customers. As a result, beginning in the second quarter of the year ended January 31, 2013, we allocated the fair value of consideration related to support services based on VSOE of fair value for the support services. Prior to this change, we allocated consideration related to support service based on BESP. The effect of the change from BESP to VSOE of fair value for support services did not have a material impact on the allocation of consideration.

Revenue is recognized when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. We rely upon non-cancelable sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery Has Occurred. We use shipping documents to verify delivery.

•	The Fee Is Fixed or Determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability Is Reasonably Assured. We assess collectability based on credit analysis and payment history.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee and non-employee director stock options, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model and a single option award approach. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuations” below.

•

Risk-Free Interest Rate.    We base the risk-free interest rate used in the Black-Scholes-Merton option-pricing model on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each option group.

•

Expected Term.    The expected term represents the period that our stock-based awards are expected to be outstanding. We base the expected term assumption on our historical exercise behavior combined with estimates of the post-vesting holding period.

•

Volatility.    We determine the price volatility factor based on the historical volatilities of our publicly traded peer group as we do not have a trading history for our common stock. Industry peers consist of several public companies in the technology industry that are similar to us in size, stage of life cycle, and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. Consequently, we used an expected dividend yield of zero.

The following table summarizes the assumptions used in the Black-Scholes-Merton option-pricing model to determine the fair value of our stock options as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
Expected term (in years)	6.0	6.0	5.8	5.9	5.8
Risk-free interest rate	1.7% - 2.9%	0.9% - 2.5%	0.6% - 3.6%	0.9% - 1.24%	0.9% - 1.15%
Volatility	60%	61%	62%	63%	62%
Dividend yield	0%	0%	0%	0%	0%

In addition to the assumptions used in the Black-Scholes-Merton option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes-Merton option-pricing model. The fair values of the common stock underlying our stock-based awards were determined by our board of directors with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock-based awards was determined by our board of directors based on a number of factors, including its assessment of the overall state of the business, its understanding of various valuation indicators and its review of the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In assessing the findings of our third-party valuation specialist, our board of directors reviewed the specialist’s methods and inputs used in its valuations. With respect to the determination of the fair value of our business, or enterprise value, our board of directors reviewed the value indicators under various market approaches and an income approach as follows:

Market Approaches

There are multiple variations of the market approach, of which our board of directors and the third-party valuation specialist utilized four different market approaches when performing the valuations since June 30, 2012, including the guideline public company multiples approach, the prior sales of stock approach, the company specific implied multiples approach, and the guideline public company trending analysis approach.

The various market approaches often rely on the financial performance of other publicly traded companies in the storage industry, or the guideline companies. We identified the guideline companies by initially screening public companies in the computer storage and peripherals industry, focusing on public companies located in the United States and traded on primary exchanges, and then selected the guideline companies based on size, growth prospects, comparability of operations, markets and business descriptions. We used the same 12 selected guideline companies in all of our valuations up through the April 30, 2013 valuation. For our July 31, 2013 and September 16, 2013 valuations, we considered the progress made toward a potential initial public offering, and added five additional high-growth technology public companies to the guideline companies because these comparable companies had a slightly higher revenue multiple. We identified the additional high-growth companies by screening public companies in the computer hardware industry, focusing on companies that had high trailing 12-month and projected next 12-month revenue growth. The high-growth companies were also public companies located in the United States and traded on primary exchanges, and we expanded our review to cover the computer hardware industry, not just computer storage and peripherals, to identify a sufficient number of comparable high-growth public companies. For our September 16, 2013 valuation, we removed one of the 12 selected guideline companies that had been used in all of our prior valuations, as that company was acquired in September 2013.

Guideline Public Company Multiples Approach. The guideline public company multiples approach estimates the enterprise value of a company by applying market multiples of our guideline companies to the appropriate metrics of the business to derive an implied value. This methodology uses these guideline companies to develop relevant market multiples and ratios, using metrics such as net profit, cash flows, revenue, EBITDA, net income or tangible net book value. We then applied these multiples and values to our corresponding financial metrics. Since no two companies are perfectly comparable, premiums or discounts may be applied to the subject company’s metrics if its position in its industry is significantly different from the position of the guideline companies or if its intangible attributes are different. The guideline public company multiples approach was a significant component for the valuations performed as of April 30, 2013, July 31, 2013 and September 16, 2013.

Prior Sales of Stock Approach. The prior sales of stock approach estimates the enterprise value of a company based on transactions involving equity securities of the enterprise with unrelated investors or among unrelated investors themselves. In using this method, factors about whether those transactions involve any stated or unstated rights or privileges, the sophistication of the purchasers, relationship with our company, and size of the purchase are also considered. For valuation analyses that considered prior stock sales, the transactions we relied upon in performing these analyses were derived from the Series E redeemable convertible preferred stock financing in August 2012 and, to a lesser extent, a limited number of common stock sales on a secondary market from March to July 2013. The prior sales of stock approach was the valuation methodology for the valuation performed as of June 30, 2012 and was also a component of the April 30, 2013, July 31, 2013 and September 16, 2013 valuations.

Company Specific Implied Multiples Approach. The company specific implied multiples approach estimates the enterprise value of a company based on implied multiples derived from the Series E redeemable convertible preferred stock financing in August 2012. The company specific implied multiples approach was the valuation methodology for the valuation performed as of January 31, 2013 and was also a component of the October 31, 2012 and April 30, 2013 valuations.

Guideline Public Company Trending Analysis Approach. The guideline public company trending analysis approach estimates the enterprise value of a company by utilizing a market index to adjust the enterprise value from a prior valuation using guideline companies’ market value trends, and facts and circumstances relevant to the business as of the valuation date. The guideline public company trending analysis and the company specific implied multiples approaches were used as the valuation methodologies for the valuation performed as of October 31, 2012.

Income Approach

The income approach estimates the enterprise value of a company based on the present value of future estimated cash flows. The future cash flows are discounted to their present values using a discount rate which is derived from an analysis of the cost of capital of the guideline companies. This discounted cash flow, or DCF, analysis is comprised of the sum of the present value of two components: projected free cash flows and a residual value for the period after the available projections. Cash flows are estimated for future periods based on financial projections. These cash flows are then discounted back to their present value equivalent at a calculated cost of capital discount rate and summed. A residual value based on an exit or steady stated terminal multiple, which represents the future cash flows beyond the discrete projection period, is then discounted to its present value and added to the discounted cash flows. In applying the DCF analysis, it is essential that the cash flows to be discounted are clearly defined and that a discount rate appropriate for the degree of risk inherent in that return stream is established. A DCF analysis was considered, but ultimately not utilized due to the early-stage nature of our company. A DCF analysis requires multiple years of projected free cash flows and an estimate of residual value, which is typically based on an assumption of steady state growth or a terminal multiple. Taking into account our current stage of development, long term projections would be uncertain and highly speculative, and we are not expecting normalized growth or earnings in the near future. Based on these factors, we deemed a DCF analysis not to be appropriate as a valuation method at this stage of our development.

Allocation Methods

The enterprise values derived from the approaches discussed above are then allocated to each of the classes of stock using either the Option Pricing Method or the Probability Weighted Expected Return Method. The two methods are described below:

Option Pricing Method. The Option Pricing Method, or OPM, treats common stock and redeemable convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preferences of the redeemable convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the redeemable convertible preferred stock is liquidated. The OPM uses the Black-Scholes-Merton option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

Probability Weighted Expected Return Method. The Probability Weighted Expected Return Method, or PWERM, involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM included non-IPO market based outcomes as well as IPO scenarios. In the non-IPO scenarios, a large portion of the equity value is generally allocated to the redeemable convertible preferred stock to incorporate higher aggregate liquidation preferences. In the IPO scenarios, the equity value is generally allocated pro rata among the shares of common stock and each series of redeemable convertible preferred stock, which generally causes the common stock to have a higher relative value per share than under the non-IPO scenarios. The fair value of the enterprise determined using the IPO and non-IPO scenarios will be weighted according to our board of directors’ estimate of the probability of each scenario.

For all of the valuations through April 30, 2013, we used the OPM due primarily to our early stage of development, lack of availability and reliability of estimates regarding the nature and timing horizons for exit outcomes, number and materiality of assumptions required, and availability of information. As we obtained a greater degree of information regarding possible discrete events, including various IPO and potential strategic sales scenarios, we transitioned the methodology used to allocate the equity value to our common stock from the OPM to the PWERM, which we used in the July 31, 2013 and September 16, 2013 valuations.

Discount for Lack of Marketability. After the enterprise value is determined and allocated to the various classes of stock using either the OPM or PWERM, a Discount for Lack of Marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that an owner of private company stock has limited opportunities to sell this stock and there could be considerable additional economic costs in terms of time and effort to find buyers, thereby reducing the overall fair value of this stock.

We have granted the following stock options with the following exercise prices and fair values since July 1, 2012:

Grant Date	Total Shares Subject to Options Granted	Exercise Price per Share	Common Stock Fair Value per Share
August 31, 2012	1,584,598	$ 2.61	$ 2.61
November 15, 2012	1,612,289	3.27	3.27
February 26, 2013	2,686,539	3.74	3.74
March 14, 2013	525,000	3.74	3.74
March 15, 2013	100,000	3.74	3.74
April 19, 2013	60,000	3.74	3.74
May 22, 2013	2,115,137	4.71	4.71
August 16, 2013	764,600	7.26	7.26
September 25, 2013	1,131,000	7.65	7.65

On April 26, 2013, we also granted 75,000 restricted stock units, which do not have an exercise price. As described in the April and May 2013 awards discussion, the fair value of the underlying common stock was determined to be $4.71 per share on the grant date. On August 16, 2013, we also granted 60,000 restricted stock units. As described in the August 2013 awards discussion, the fair value of the underlying common stock was determined to be $7.26 on the grant date. On September 25, 2013, we also granted 55,000 restricted stock units. As described in the September 2013 awards discussion, the fair value of the underlying common stock was determined to be $7.65 on the grant date.

Based on the assumed initial public offering price per share of $            , the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of our outstanding stock options as of July 31, 2013 was $        , with $                 million related to vested stock options.

We received the following third-party common stock valuations during this period as follows:

Valuation Date (As of Date)	Common Stock Fair Value per Share
June 30, 2012	$ 2.61
October 31, 2012	3.27
January 31, 2013	3.74
April 30, 2013	4.71
July 31, 2013	7.26
September 16, 2013	7.65

Historically, valuations were performed immediately prior to a significant stock option grant. As noted previously, we derived valuations of the common stock as of June 30, 2012, October 31, 2012, January 31, 2013, April 30, 2013, July 31, 2013 and September 16, 2013, which were generally near the significant option grant dates. However, the assessments of the fair value of the common stock for grant dates between the dates of the valuations were based in part on the current available financial and operational information and common stock values provided in the most recent and/or surrounding valuations. The valuations noted above, and their impact on the related option grants, were assessed as follows:

August 2012 Awards

We granted options to purchase 1,584,598 shares of common stock on August 31, 2012 with an exercise price of $2.61 per share. The exercise price and the fair value of the underlying common stock used to calculate the related stock-based compensation was determined by our board of directors with assistance from management and was generally consistent with a contemporaneous third-party valuation prepared as of June 30, 2012, which determined the fair value of our common stock to be $2.61 per share.

The June 30, 2012 valuation was prepared on a minority, non-marketable interest basis and the aggregate enterprise value was determined using only the prior sales of stock approach. Our board of directors considered the Series E redeemable convertible preferred stock financing as the basis for this valuation. The term sheet for the Series E redeemable convertible preferred stock financing was first delivered near June 30, 2012 and the financing ultimately concluded in August 2012 with the raising of $40.7 million through the issuance of 4,247,541 shares of Series E redeemable convertible preferred stock at the price of $9.582 per share. The pricing of the Series E redeemable convertible preferred stock financing was negotiated between us and a new investor. Therefore, our board of directors determined that the Series E redeemable convertible preferred stock financing was an arm’s length market transaction and a good basis for the aggregate enterprise value for this valuation. We then allocated the equity value derived from the Series E redeemable convertible preferred stock financing to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 2.5 years, a risk-free rate of 0.4%, dividend yield of 0% and volatility of 65% over the time to a liquidity event. Based on the above, and after incorporating a DLOM of 40%, management and our board of directors determined the fair value of the common stock to be $2.61 per share as of June 30, 2012.

Because these options were granted after the June 30, 2012 valuation date, we re-evaluated the fair value of the common stock to be used for financial reporting purposes. Accordingly, management and our board of directors determined that the fair value determined as of the grant date by our board of directors, which was also used as the exercise price of the options, was also appropriate for the calculation of the related stock-based compensation expense for these awards. This assessment was primarily based on management and our board of directors’ view that there had not been any individually significant events or evidence otherwise during the period between the valuation date and the date of this grant in August 2012 which should have led them to believe that the fair value should have been different. Accordingly, management and our board of directors determined that the appropriate fair value to be used to calculate the stock-based compensation for these awards was $2.61 per share.

November 2012 Awards

We granted options to purchase 1,612,289 shares of common stock on November 15, 2012 with an exercise price of $3.27 per share. The exercise price and the fair value of the underlying common stock used to calculate the related stock-based compensation was determined by our board of directors with assistance from management and was generally consistent with a contemporaneous third-party valuation prepared as of October 31, 2012, which determined the fair value of our common stock to be $3.27 per share.

The October 31, 2012 valuation was prepared on a minority, non-marketable interest basis. This valuation determined an enterprise value by using a combination of the guideline public company trending analysis approach and the company specific implied multiples approach. For the guideline public company trending analysis approach, we evaluated the guideline companies’ market value trend, the overall U.S. market trend, and other facts and circumstances relevant to our business, from the prior valuation date as of June 30, 2012 to this valuation date as of October 31, 2012. During the period between the two valuation dates, the guideline companies recognized a decrease in the median business enterprise value and average business enterprise value while, conversely, the S&P 500 Index and S&P SmallCap 600 Index both increased. In addition, we did not recognize any material changes in our prospects, forecasts or risks to our business during this interim period. Based on these findings our board of directors selected a market trending adjustment of 0% to be applied to the equity value determined in the June 30, 2012 valuation. This is consistent with our board of directors’ view that the Series E redeemable convertible preferred stock financing still provided an accurate indication of fair value as of October 31, 2012.

For the company specific implied multiples approach, we utilized the implied multiples indicated from the equity value determined in the June 30, 2012 valuation. More specifically, we used the implied revenue to enterprise value multiples for the years ending January 31, 2013 and 2014 that would have provided the same equity value as of June 30, 2012 as was determined under the prior sales of stock approach because our board of directors believed that the Series E redeemable convertible preferred stock financing still provided an accurate indication of fair value as of October 31, 2012. These implied multiples were then applied to the revised forecast for the year ended January 31, 2013 and the year ending January 31, 2014 and weighted evenly to determine an equity value under the company specific implied multiples approach as of October 31, 2012. Our board of directors determined that equal weighting of 50% to the implied multiples derived from the forecasted revenue for the year ended January 31, 2013 and the year ending January 31, 2014 was most appropriate for this valuation as our board of directors believed at the time that potential investors would consider both near-term and longer-range projections in their investment decisions.

To arrive at an aggregate equity value from both the guideline public company trending analysis approach and the company specific implied multiples approach, an equal weighting of 50% was applied to both approaches since both approaches considered our latest business developments, including the same progress under our business plan, and the performance of our guideline companies and the broader market in general.

The aggregate equity value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 1.66 years, a risk-free rate of 0.3%, dividend yield of 0% and volatility of 65% over the time to a liquidity event. Based on the above, and after incorporating a DLOM of 30%, management and our board of directors determined the fair value of the common stock to be $3.27 per share as of October 31, 2012.

The increase from the June 2012 valuation to the October 2012 valuation primarily resulted from an increase in the equity value due to an increase in forecast revenue used in the company specific implied multiples approach.

Because the awards granted in November 2012 were issued near the October 31, 2012 valuation date, our board of directors determined that the fair value determined in the October 31, 2012 valuation, which was also used as the exercise price of the options, should be the same on the grant date as management and our board of directors were not aware of any individually significant events or evidence otherwise during the period between the valuation date and the date of this grant in November 2012 which should have led them to believe that the fair value should have been different. Accordingly, management and our board of directors determined that the appropriate fair value to be used to calculate the stock-based compensation for these awards was $3.27 per share.

February, March and April 2013 Awards

We granted options to purchase 2,686,539 shares of common stock on February 26, 2013, 525,000 shares on March 14, 2013, 100,000 shares on March 15, 2013, and 60,000 shares on April 19, 2013, each with an exercise price of $3.74 per share. Our board of directors determined the exercise price and the fair value of the underlying common stock used to calculate the related stock-based compensation, which was consistent with a contemporaneous third-party valuation prepared as of January 31, 2013, which determined the fair value of our common stock to be $3.74 per share.

The January 31, 2013 valuation was prepared on a minority, non-marketable interest basis. This valuation determined an enterprise value based on the company specific implied multiple approach. Similarly to the approach used in the October 31, 2012 valuation, we evaluated the guideline public companies’ market value trend, the overall U.S. market trend, as well as the facts and circumstances relevant to our business, from the prior valuation date as of June 30, 2012 to the valuation date as of January 31, 2013. During the period between these two valuation dates, the guideline public companies experienced a decrease in the median enterprise value based on the next twelve months revenue multiples and a decrease in the median enterprise value based on the last twelve months revenue multiples. In addition, while we revised our forecast and increased our projected revenue, we forecasted an even greater increase in expenses since the last valuation. Based on these findings, our board of directors selected an adjustment factor of negative 5% to the implied revenue to enterprise multiples for the year ended January 31, 2013 and year ending January 31, 2014 used in the October 2012 valuation, because our board of directors believed that the Series E redeemable convertible preferred stock financing still provided an accurate indication of fair value as of January 31, 2013. More specifically, our board of directors reduced the implied 2013 and 2014 revenue multiples used in the October 31, 2012 valuation by 5%, and then applied these multiples to the revenue forecast for the year ended January 31, 2013 and year ending January 31, 2014. The 2013 and 2014 revenue multiples were weighted evenly to determine an equity value under the company specific implied multiples approach as of January 31, 2013. Our board of directors believed that an equal weighting of 50% was most appropriate for this valuation, as potential investors would consider both near-term and longer-range projections in their investment decisions.

The concluded equity value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 1.41 years, a risk-free rate of 0.2%, dividend yield of 0% and volatility of 65% over the time to a liquidity event. Based on the above, and after incorporating a DLOM of 25%, management and our board of directors determined the fair value of the common stock to be $3.74 per share as of January 31, 2013.

The increase from the October 2012 valuation to the January 2013 valuation primarily resulted from an increase in the equity value due to an increase in forecast revenue used in the company specific implied multiples approach.

Because we granted the February, March and April 2013 options after the January 31, 2013 valuation date, we re-evaluated the fair value of the common stock to be used for financial reporting purposes. Accordingly, management and our board of directors determined that the fair market value determined as of each grant date by our board of directors, which was also used as the exercise price of the options, was also appropriate for the calculation of the related stock-based compensation expense for these awards. This assessment was primarily based on management and our board of directors’ view that there had not been any individually significant events or evidence otherwise during the period between the valuation date and the date of these grants in February, March and April 2013 that should have led them to believe that the fair value should have been different. Accordingly, management and our board of directors determined that the appropriate fair value to be used to calculate the stock-based compensation for these awards was $3.74 per share.

April and May 2013 Awards

We granted options to purchase 2,115,137 shares of common stock on May 22, 2013, with an exercise price of $4.71 per share. The exercise price and the fair value of the underlying common stock used to calculate the related stock-based compensation was determined by our board of directors with assistance from management and was generally consistent with a contemporaneous third-party valuation prepared as of April 30, 2013, which determined the fair value of our common stock to be $4.71 per share. In addition, we granted 75,000 restricted stock units on April 26, 2013 which, by definition, do not have an exercise price. We determined the fair value of the restricted stock units on the grant date to be $4.71 per share based on the valuation discussion immediately following.

The April 30, 2013 valuation was prepared on a minority, non-marketable interest basis. This valuation determined an enterprise value based on the results from a combination of the company specific implied multiples approach, the guideline public company multiples approach and the prior sales of stock approach. For the company specific implied multiples approach, we used the implied multiples that we previously used to determine the equity value in the June 30, 2012 valuation as a starting point for the valuations. More specifically, we used the implied revenue to enterprise value multiples for the year ended January 31, 2013 and the year ending January 31, 2014 that would have provided the same equity value as of the June 30, 2012 valuation as were determined under the prior sales of stock approach. We then applied these multiples to the revised forecast for the year ended January 31, 2013 and the year ending January 31, 2014 and weighted the 2013 results by 25% and the 2014 results by 75% to determine an equity value under the company specific implied multiples approach as of April 30, 2013.

Our board of directors adjusted the weighting from prior valuations to place greater emphasis on the 2014 equity value indication because a potential investor would apply a greater weight to the forecast for the year ending January 31, 2014 for a high growth rate business like ours.

For the guideline public company multiples approach, we analyzed the guideline companies and selected an enterprise value to revenue multiple for the years ending January 31, 2014 and 2015, both of which were near the midpoint of the high end and the 75th percentile of the range for the guideline companies. We then applied these multiples to the revenue forecast for the years ending January 31, 2014 and 2015 and weighted the concluded 2014 enterprise value by 75% and the concluded 2015 enterprise value by 25% to determine an equity value under the guideline public company multiples approach as of April 30, 2013. Our board of directors placed a higher weighting on the 2014 equity value indication based on the belief that a potential investor would apply greater weight to the near-term projected performance of a high growth rate business like ours.

The concluded values from the company specific implied multiples approach and the guideline public company multiples approach were both considered and weighted based on an 80% weighting for the company specific implied multiples approach, and 20% weighting for the guideline public company multiples approach. Our board of directors determined the weighting based on its view that, as more time passed from the closing of the Series E redeemable convertible preferred stock financing that drove the company specific implied multiples approach, that financing became less relevant, and it was more appropriate to begin incorporating the guideline public company multiples approach into the valuation analysis.

The aggregate equity value determined under these two approaches was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 1.0 years, a risk-free rate of 0.1%, dividend yield of 0% and volatility of 65% over the time to a liquidity event. Based on the above, and after incorporating a DLOM of 20%, our management and board of directors determined the fair value of the common stock to be $4.12 per share as of April 30, 2013, based on the company specific implied multiples approach and the guideline public company multiples approach.

In addition to considering the company specific implied multiples approach and the guideline public company multiples approach, we also considered the secondary market sales of shares of our common stock in March and April 2013 at $10.00 per share. A total of 39,405 shares were sold in three separate transactions, which we did not consider to be significant. In addition, we believe that the participants in the secondary sales did not have access to financial information about our company or internal stock price information, including information about our recent option grants or preferred stock financings. Nonetheless, our board of directors believed these transactions should be regarded as another indication of value, provided that the weighting for these sales in the April 30, 2013 valuation analysis should be limited because that sale price was not representative of a reliable and observable price range. Accordingly, our board of directors weighted the fair value of $4.12 per share as determined under the company specific implied multiples and guideline public company multiples approaches by 90% and the sale price of $10.00 per share from the secondary market transactions by 10% to determine a final fair value for the common stock of $4.71 per share as of April 30, 2013.

The increase from the January 2013 valuation to the April 2013 valuation primarily resulted from an increase in the equity value related to an increase in forecast revenue and the implied multiples based on the Series E redeemable convertible preferred stock financing. To a lesser extent, the inclusion of the sales of common stock in the secondary market at $10.00 per share also contributed to the increase in the fair value.

Because these options were granted near the April 30, 2013 valuation date, and because our board was not aware of any evidence which should have led them to believe that the fair value should have changed during the three-week period between the valuation date and the grant date of May 22, 2013, management and our board of directors determined that the fair value determined as of the grant date was also appropriate for the calculation of the related stock-based compensation expense for these awards. In addition, due to the proximity of the grant date of the restricted stock units on April 26, 2013, management and our board of directors determined that the fair value from the April 30, 2013 valuation was also appropriate for the calculation of the related stock-based compensation expense for these awards. Accordingly, management and our board of directors determined that the appropriate fair value to be used to calculate the stock-based compensation for these options and restricted stock units was $4.71 per share.

August 2013 Awards

We granted options to purchase 764,600 shares of common stock on August 16, 2013, each with an exercise price of $7.26 per share. The exercise price and the fair value of the underlying common stock used to calculate the related stock-based compensation was determined by our board of directors with assistance from management and was generally consistent with a contemporaneous third-party valuation prepared as of July 31, 2013, which determined the fair value of our common stock to be $7.26 per share. In addition, we granted 60,000 restricted stock units on August 16, 2013 which, by definition, do not have an exercise price. We determined the fair value of the restricted stock units on the grant date to be $7.26 per share based on the valuation discussion immediately following.

The July 31, 2013 valuation was prepared on a minority, non-marketable interest basis. This valuation determined an enterprise value based on the results from a PWERM and the prior sales of stock approach. For the PWERM, which incorporates an approach similar to the guideline public company multiples approach, our aggregate enterprise value was determined based on management’s expectation of our post-money equity value under multiple scenarios, including two IPO scenarios, two sale scenarios and a scenario in which we remain a private company. These scenarios are discussed below:

•	Early IPO—35% probability. This scenario assumes an IPO will occur late in the year ending January 31, 2014. The equity value for this scenario was developed by management and our board of directors by considering recent IPO pricing data from our guideline companies and other companies in the computer and peripheral and Internet software and services industries. We selected implied revenue to enterprise value multiples for the years ending January 31, 2014 and 2015. We then weighted the resulting enterprise values equally as we believed an investor in an IPO in the late part of the year ending January 31, 2014 would also place equal weighting on both. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 0.5 years and a discount rate of 35%.

•

Late IPO—30% probability. This scenario assumes an IPO will occur early in the year ending January 31, 2015. The equity value for this scenario was developed by management and our board of directors by considering recent IPO pricing data from our guideline companies and other companies in the computer and peripheral and Internet software and services industries. We selected implied revenue to enterprise value multiples for the years ending January 31, 2015 and 2016. We then weighted the resulting enterprise values from the 2015 calculation by 75% and from the 2016 calculation by 25% as we believed an investor in an IPO early in the year ending January 31, 2015 would potentially be more interested in the 2015 revenue estimates. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 0.75 years and a discount rate of 35%.

•

Strategic Sale—15% probability. This scenario assumes a sale will occur toward the end of the year ending January 31, 2015, while we are experiencing moderate growth and are able to attract a strategic buyer. The equity value for this scenario was developed by management and our board of directors by considering our guideline companies’ multiples. We selected implied revenue to enterprise value multiples for the year ending January 31, 2015 and implied revenue to enterprise value multiples for the year ending January 31, 2016 and weighted the resulting enterprise values equally. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 1.4 years and a discount rate of 35%.

•

Low Sale—5% probability. This scenario assumes a sale will occur in the year ending January 31, 2016, while we are experiencing less than moderate growth and choose to sell our company as the best way to generate cash. The equity value for this scenario was developed by management and our board of directors by considering our guideline companies’ multiples. We selected an implied revenue to enterprise value multiple for the year ending January 31, 2016 to coincide with the timing of such a sale. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 1.9 years and a discount rate of 35%.

•

Remain private—15% probability. This scenario assumes that we will remain private for the time being. The equity value for this scenario was developed by management and our board of directors by considering our guideline companies. We selected implied revenue to enterprise value multiples for the year ending January 31, 2014 and 2015. We then weighted the resulting enterprise values from the 2014 calculation by 75% and the 2015 calculation by 25%, as we believed an investor would place greater reliance on the revenue estimates for the year ended January 31, 2014. The aggregate equity value was then allocated to our common stock under an OPM with the following assumptions: a time to a liquidity event of 2.0 years, a risk-free interest rate of 0.3%, dividend yield of 0% and volatility of 65% over the time to liquidity event.

The aggregate equity value in each of the above scenarios analyzed the likelihood of the holders of our preferred stock converting their shares of preferred stock into common stock versus taking their liquidation preference. In each instance, the resulting proceeds to the preferred stock were deducted from the aggregate equity value in order to determine the proceeds available for the common stockholders. After excluding the “remain private” scenario, we discounted the calculated aggregate values for the other scenarios to their present values using a 35% discount rate and then calculated an expected aggregate value using the probabilities indicated above. Based on this analysis, and after incorporating a DLOM of 20%, our board of directors determined the fair value of the common stock to be $6.97 per share as of July 31, 2013, based on the PWERM approach.

In addition to the results from the valuation methodologies performed above for the July 31, 2013 valuation, we also considered the secondary market sales of shares of our common stock in May, June and July 2013 for a weighted average price of $9.92 per share. A total of 77,595 shares were sold in five separate transactions in this period, which we did not consider to be significant. In addition, we believe that the participants in the secondary sales did not have access to financial information about our company or internal stock price information, including information about our recent option grants or preferred stock financings. Nonetheless, our board of directors believed these transactions should be regarded as another indication of value, provided that the weighting for these sales in the July 31, 2013 valuation analysis should be limited because that sale price was not representative of a reliable and observable price range. Accordingly, our board of directors weighted the fair value of $6.97 per share as determined under the PWERM approach by 90% and the weighted average sale price of $9.92 per share from the secondary market transactions by 10% to determine a final fair value for the common stock of $7.26 per share as of July 31, 2013.

The change from using the OPM approach to using the PWERM approach contributed to the increase in the fair value of our common stock from the April 2013 valuation to the July 2013 valuation. We also added five high-growth technology companies with slightly higher revenue multiples to our set of comparable companies utilized in our valuation, given our progress made toward a potential public offering. Further, given our longer term growth outlook, we factored our forecast for the year ended January 31, 2016 into our valuation. The change in comparable companies, along with the addition of our forecast for the year ended January 31, 2016, also contributed to the increase in the fair value of our common stock.

Because these options were granted near the July 31, 2013 valuation date, and because our board of directors was not aware of any evidence which should have led them to believe that the fair value should have changed during the brief period between the valuation date and the grant date, management and our board of directors determined that the fair value determined as of the grant date was also appropriate for the calculation of the related stock-based compensation expense for these awards. Accordingly, management and our board of directors determined that the appropriate fair value to be used to calculate the stock-based compensation for these awards was $7.26 per share.

September 2013 Awards

We granted options to purchase 1,131,000 shares of common stock on September 25, 2013, each with an exercise price of $7.65 per share. The exercise price and the fair value of the underlying common stock used to calculate the related stock-based compensation was determined by our board of directors with assistance from management and was generally consistent with a contemporaneous third-party valuation prepared as of September 16, 2013, which determined the fair value of our common stock to be $7.65 per share. In addition, we granted 55,000 restricted stock units on September 25, 2013. We determined the fair value of the restricted stock units on the grant date to be $7.65 per share based on the valuation discussion immediately following.

The September 16, 2013 valuation was prepared on a minority, non-marketable interest basis. This valuation determined an enterprise value based on the results from a PWERM and the prior sales of stock approach. For the PWERM, which incorporates an approach similar to the guideline public company multiples approach, our aggregate enterprise value was determined based on management’s expectation of our post-money equity value under multiple scenarios, including two IPO scenarios, two sale scenarios and a scenario in which we remain a private company. These scenarios are discussed below:

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Early IPO—40% probability. This scenario assumes an IPO will occur late in the year ending January 31, 2014. The probability for this scenario increased from 35% as of July 31, 2013 to 40% as of September 16, 2013 as we continue to progress towards an IPO. The equity value for this scenario was developed by management and our board of directors by considering recent IPO pricing data from our guideline companies and other companies in the computer and peripheral and Internet software and services industries. We selected implied revenue to enterprise value multiples for the years ending January 31, 2014 and 2015. We then weighted the resulting enterprise values equally as we believed an investor in an IPO in the late part of the year ending January 31, 2014 would also place equal weighting on both. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 0.38 years and a discount rate of 35%.

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Late IPO—30% probability. This scenario assumes an IPO will occur early in the year ending January 31, 2015. The equity value for this scenario was developed by management and our board of directors by considering recent IPO pricing data from our guideline companies and other companies in the computer and peripheral and Internet software and services industries. We selected implied revenue to enterprise value multiples for the years ending January 31, 2015 and 2016. We then weighted the resulting enterprise values from the 2015 calculation by 75% and from the 2016 calculation by 25% as we believed an investor in an IPO early in the year ending January 31, 2015 would potentially be more interested in the 2015 revenue estimates. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 0.62 years and a discount rate of 35%.

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Strategic Sale—10% probability. This scenario assumes a sale will occur toward the end of the year ending January 31, 2015, while we are experiencing moderate growth and are able to attract a strategic buyer. The probability for this scenario decreased from 15% as of July 31, 2013 to 10% as of September 16, 2013 as we continue to progress towards an IPO. The equity value for this scenario was developed by management and our board of directors by considering our guideline companies’ multiples. We selected implied revenue to enterprise value multiples for the years ending January 31, 2015 and 2016 and weighted the resulting enterprise values equally. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 1.29 years and a discount rate of 35%.

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Low Sale—5% probability. This scenario assumes a sale will occur in the year ending January 31, 2016, while we are experiencing less than moderate growth and choose to sell our company as the best way to generate cash. The equity value for this scenario was developed by management and our board of directors by considering our guideline companies’ multiples. We selected an implied revenue to enterprise value multiple for the year ending January 31, 2016 to coincide with the timing of such a sale. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 1.79 years and a discount rate of 35%.

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Remain private—15% probability. This scenario assumes that we will remain private for the time being. The equity value for this scenario was developed by management and our board of directors by considering our guideline companies. We selected implied revenue to enterprise value multiples for the year ending January 31, 2014 and 2015. We then weighted the resulting enterprise value from the 2014 calculation by 75% and from the 2015 calculation by 25%, as we believed an investor would place greater reliance on the 2014 revenue estimates. The aggregate equity value was then allocated to our common stock under a PWERM with the following assumptions: a time to a liquidity event of 2.0 years and a discount rate of 35%.

The aggregate equity value in each of the above scenarios analyzed the likelihood of the holders of our preferred stock converting their shares of preferred stock into common stock versus taking their liquidation preference. In each instance, the resulting proceeds to the preferred stock were deducted from the aggregate equity value in order to determine the proceeds available for the common stockholders. We then discounted the amounts to their present values using a 35% discount rate and calculated an expected aggregate value using the probabilities indicated above. Based on this analysis, and after incorporating a DLOM of 20%, our board of directors determined the fair value of the common stock to be $7.53 per share as of September 16, 2013, based on the PWERM approach.

In addition to the results from the valuation methodologies performed above for the September 16, 2013 valuation, we also considered the secondary market sales of shares of our common stock in May, June and July 2013 (there were no additional secondary market sales since our July 31, 2013 valuation) for a weighted average price of $9.92 per share. A total of 77,595 shares were sold in five separate transactions in this period, which we did not consider to be significant. In addition, we believe that the participants in the secondary sales did not have access to financial information about our company or internal stock price information, including information about our recent option grants or preferred stock financings. Nonetheless, our board of directors believed these transactions should be regarded as another indication of value, provided that the weighting for these sales in the September 16, 2013 valuation analysis should be limited because that sale price was not representative of a reliable and observable price range. Given the passage of time since the most recent secondary transaction on July 18, 2013 and our September 16, 2013 valuation, we reduced the weighting of secondary market transactions from 10% to 5%. Accordingly, our board of directors weighted the fair value of $7.53 per share as determined under the PWERM approach by 95% and the weighted average sale price of $9.92 per share from the secondary market transactions by 5% to determine a final fair value for the common stock of $7.65 per share as of September 16, 2013.

The increase in the fair value of our common stock from the July 2013 valuation to the September 2013 valuation primarily resulted from an increase in the equity value related to our continued progress towards an IPO and a 5% shift in the probability weighting from the strategic sale scenario towards the early IPO scenario which has higher implied revenue to enterprise value multiples.

Because these options were granted near the September 16, 2013 valuation date, and because our board of directors was not aware of any evidence which should have led them to believe that the fair value should have changed during the brief period between the valuation date and the grant date, management and our board of directors determined that the fair value determined as of the grant date was also appropriate for the calculation of the related stock-based compensation expense for these awards. Accordingly, management and our board of directors determined that the appropriate fair value to be used to calculate the stock-based compensation for these awards was $7.65 per share.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We apply the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our judgments are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may impact the provision for income taxes in the period in which such determination is made.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Estimates of future taxable income are based on assumptions that are consistent with our plans. Assumptions represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. Should actual amounts differ from our estimates, the amount of our tax expense and liabilities could be materially impacted.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board, or FASB, issued guidance which addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements, instead an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. This new guidance impacts how we report comprehensive income and will have no effect on our results of operations, financial position or liquidity. We adopted this guidance on February 1, 2013.

BUSINESS

Overview

Our mission is to provide our customers with the industry’s most efficient data storage platform. We have designed and sell a flash-optimized hybrid storage platform that we believe is disrupting the market by enabling significant improvements in application performance and storage capacity with superior data protection, while simplifying business operations and lowering costs. At the core of our innovative platform is our Cache-Accelerated Sequential Layout file system software, which we call our CASL technology, and our cloud-based storage management and support service, InfoSight. We have built our platform from the ground up to take advantage of the high performance characteristics of flash memory and the capacity and low cost of disk. Our platform’s key benefits include high performance and high capacity efficiency, superior data protection and simplified storage lifecycle management. In addition, CASL’s scale-to-fit flexibility enables non-disruptive and independent scaling of performance and capacity. InfoSight takes advantage of deep-data analytics and rich telemetry capabilities embedded across our platform to proactively monitor the health, capacity and performance of customer systems, and provide real-time operational insight to us and our end-customers.

We serve a broad array of enterprises and cloud-based service providers, and our storage systems and software effectively handle mainstream applications, including virtual desktops, databases, email, collaboration and analytics. Since shipping our first product in August 2010, our end-customer base has grown rapidly. We had over 40, 270 and 1,090 end-customers as of January 31, 2011, 2012 and 2013 and, as of July 31, 2013, we had over 1,750 end-customers. Our end-customers span a range of industries such as cloud-based service providers, education, financial services, healthcare, manufacturing, state and local government and technology.

We sell our products through our network of value added resellers and distributors, and also engage our end-customers through our global sales force. As of July 31, 2011, 2012 and 2013, we had over 70, 220 and 600 VARs that offered our solutions worldwide. Additionally, we leverage our “land and expand” business model to sell additional products to our existing end-customers. For example, in the three months ended July 31, 2011, 2012 and 2013, approximately 19%, 22% and 28% of the dollar amounts of orders received were from existing end-customers. As of July 31, 2013, the top 25 of our 117 end-customers that have been with us for at least two years, on average, made additional purchases that were approximately three times the initial dollar purchase amount in the two years following the initial sale.

We have experienced significant growth in recent periods with total revenue of $1.7 million, $14.0 million, $53.8 million and $50.6 million in the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2013. Our net loss was $6.8 million, $16.8 million, $27.9 million and $19.8 million in the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2013. As our sales and customer base have grown, we have also experienced growth in our deferred revenue from $2.0 million as of January 31, 2012 to $10.9 million as of January 31, 2013 and to $19.9 million as of July 31, 2013. Our gross margin has improved from approximately 55% for the year ended January 31, 2012 to 62% for the year ended January 31, 2013 and to 63% for the six months ended July 31, 2013. As a percentage of total revenue, our operating expenses have declined from 175% for the year ended January 31, 2012 to 114% for the year ended January 31, 2013 and to 101% for the six months ended July 31, 2013.

Industry Background

Data Storage is a Strategic Priority

Data has become a key strategic resource for modern enterprises and cloud-based service providers. Transactional, analytical, communications and other applications that are critical to day-to-day operations and competitive differentiation in today’s business environment generate and require an ever increasing amount of data. According to the IDC Digital Universe Study, sponsored by EMC, the amount of digital information created, replicated and consumed worldwide will grow exponentially from 0.8 trillion gigabytes in 2010 to 40 trillion gigabytes in 2020. This exponential growth in data and the need to rapidly access, efficiently retain and protect data is driving a significant amount of enterprise spend on data storage systems and software. IDC estimates that enterprises will spend approximately $42.5 billion worldwide on data storage systems in 2017, while Gartner estimates an additional $21.3 billion in worldwide spend on storage software in 2017. As a result, storage systems that securely retain and supply data to applications are a core strategic element of IT infrastructure today.

Key Requirements for Data Storage Infrastructure

To maximize the benefits from investments in data storage infrastructure and applications, enterprises and cloud-based service providers generally require the following attributes from data storage systems:

Cost-Effective Storage Capacity.    As the amount of data that is created, stored, analyzed and protected increases, enterprises and service providers need to economically scale their storage infrastructure to provide cost-effective storage capacity.

High Performance Storage.    The performance of applications is dependent on the rate at which data is transferred to and from application servers and storage, which is determined primarily by the input-output, or I/O, performance of the underlying storage infrastructure. Most modern enterprises have multiple applications with varying performance needs and data types that cumulatively translate into significant random I/O demands on storage. As a result, enterprises and service providers require high performance storage systems that can accommodate demanding I/O operations with low latency.

Comprehensive Data Protection.    Storage systems must prevent business disruptions arising from data loss or interruption in data availability to applications that may result from user errors, hardware failures and software faults in the data center or any unforeseen disasters. Further, in the event that such disruptions occur, storage systems must minimize the amount of data lost, enable rapid data recovery and allow organizations to quickly resume normal operations.

Optimized Footprint and Cost of Operations.    Enterprises and service providers have limited physical space and budgets for deploying and operating IT infrastructure. As a result, there is strong demand for storage solutions that take up less space and require less power, cooling and supporting infrastructure to operate. To reduce operational cost, organizations also prefer solutions that can address a broad range of use cases from a single platform rather than disparate systems.

Simplified Management.    While the capital costs associated with initial deployments of storage systems can be significant, the total cost of storage ownership can be materially impacted by ongoing system administration, integration with the rest of the data center infrastructure, and troubleshooting and maintenance. Enterprises and service providers need easy to manage storage to contend with ever-increasing demands on IT infrastructure management resources.

Data Center and IT Infrastructure Is Undergoing a Significant Transformation

The rapid adoption of virtualization technologies, the proliferation of consumer and business applications and an enormous increase in the amount of data gathered and analyzed by organizations are transforming IT infrastructure in enterprise and service provider data centers. This is creating significant new performance, capacity and operational challenges.

Virtualization Is Increasing Demands on Storage Infrastructure.    Virtualization is driving significant efficiency gains by consolidating virtual servers and virtual desktops onto a smaller number of physical servers. At the same time, the data flow between servers and storage is an amalgam of the data accessed by all of the applications being consolidated on the physical servers, making the data access pattern increasingly random. Consequently, enterprises increasingly require higher performance storage infrastructure that can dynamically support multiple applications with random I/O requirements. In addition, storage systems need to easily adapt to the rapid changes and movement of users and workloads in a virtualized environment.

Enterprises Are Gathering, Storing and Analyzing More Data, More Frequently.    Recent advances in technology have made it possible for enterprises to gather an enormous amount of data about their products and customers in an effort to make better business decisions. This phenomenon requires storage solutions that can scale to substantially larger capacities and higher performance levels cost-effectively.

Application Proliferation Requires Greater Storage Performance and Capacity.    The number of applications being deployed by enterprises has significantly increased, particularly due to the growth in web-enabled and mobile productivity applications. Further, many of these applications are designed to aid in decision making by analyzing the vast amounts of data that enterprises are gathering. This results in data centers with rapidly proliferating, data-intensive applications that are exacerbating the need for enhanced storage solutions. To meet these demands, organizations need to deploy both capacity-optimized and performance-optimized storage systems. Most enterprises are addressing these demands with build-outs of separate tiers of storage for capacity and for performance, further increasing the cost and complexity of their data center infrastructures.

Recent Technology Disruptions

Recent technology disruptions, in particular the emergence of high performance flash storage media and the advent of powerful new remote monitoring and data analytics capabilities, create an opportunity to materially improve storage system capabilities.

Emergence of Flash.    Legacy storage systems have traditionally been architected using hard disk drives, or HDDs, as the underlying storage media. Improvements in HDD technology have enabled cost-effective increases in capacity of storage systems. However, HDDs, which are proficient in processing sequential reads and writes, degrade in performance when handling the random I/O needs of today’s enterprise IT environments. Recently, flash, a solid state memory technology designed to provide rapid random access to data, has emerged as a high performance alternative storage media. Flash was initially adopted in consumer applications but is increasingly capable of addressing enterprise class needs as well. Although more expensive per gigabyte than HDD and also less reliable over longer periods of usage, flash is a key innovation because it can deliver significantly higher read performance than HDDs.

Powerful Data Analytics Capabilities.    Network connectivity, advances in computing power and database and analytics applications have brought significant improvements in the ability to collect, analyze and monitor large amounts of distributed data in real-time. Improved data analytics capabilities present opportunities to improve the operations and management of storage systems.

Limitations of Current Storage Systems

File systems are the foundation of the enterprise storage system. File systems define the manner in which data is laid out on the underlying storage media and managed by the system. As a result, a storage system’s performance, its ability to cost-effectively scale capacity and its management of the underlying storage media are directly tied to the file system. Traditional storage vendors have attempted to address the evolving needs of the enterprise through incremental changes to their original file systems that in many cases were designed years ago around HDDs. As a result, current storage solutions are increasingly inadequate for meeting the demands of modern enterprises and service providers due to the following limitations:

Existing Storage System Architectures Are Not Optimized for Today’s Storage Demands and Available Technology.    The file systems of traditional storage architectures relied on HDDs as the only underlying storage medium and were designed using a basic approach of mapping application data to pre-allocated locations on HDDs. This mapping approach translates random read and write requests from applications into random read and write I/O operations on the underlying HDDs. However, over the last decade, HDD performance has not kept up with server compute performance improvement, resulting in ever-slower storage system read and write performance. This problem has become even more acute as virtualization has enabled multiple applications to share a single server and further increase the performance requirements of storage systems. Traditional storage systems have had to resort to modifications of legacy file systems and significant over-provisioning of HDDs, which results in only modest performance improvements, inefficiently using storage capacity and increasing total cost.

Existing “Hybrid” Architectures Do Not Efficiently Utilize Flash Technology.    To improve I/O performance, some storage vendors have added flash to existing HDD-based systems. Because these “bolt-on” systems were not originally designed to take advantage of the unique characteristics of flash, they typically treat flash-based solid state disks, or SSDs, as faster HDDs. For example, tiered storage systems that include a higher performance flash tier and lower performance disk tier are inefficient because they must continuously move data between tiers, resulting in only marginal performance improvements at higher cost. These “hybrid” systems generally require over-provisioning of flash, are complex to manage, and typically require more expensive high-endurance flash, all of which significantly increase total cost.

Scaling Limitations.    Traditional storage systems are limited in their ability to cost-effectively scale capacity, performance or both as storage user needs evolve. “Scale-up” architectures allow individual storage systems to expand up to fixed performance and capacity limits by adding disk shelves. Each of these systems is independent, with limited ability to aggregate or share resources or manage multiple systems in a unified manner. An alternative “scale-out” model emerged over the last decade that enabled enterprises to aggregate individual systems into one clustered, multi-node system. However, these systems generally force IT departments to scale both capacity and performance even if only one is required, resulting in inefficiency and over-provisioning. Storage systems have generally not offered both “scale-up” and “scale-out” capabilities on the same platform.

Inadequate Data Protection.    Traditional approaches to data backup involve copying data from a primary storage system to the backup system for each back up instance, which is time-intensive. As a result, most enterprises typically perform one backup per day, resulting in risk of substantial data loss in the event of a storage system failure. In addition, today’s remote replication solutions consume a significant amount of expensive network bandwidth, forcing enterprises to replicate only a small portion of their data for disaster recovery, and rely on off-site tape copies to protect the rest.

Operational Complexity.    Existing storage systems are complex and time-consuming to manage, resulting in high operating costs. From initial configuration and provisioning to problem diagnosis and resolution, storage system operations typically entail manual, laborious and inefficient processes. For example, while server virtualization has made it possible for enterprise IT departments to provision applications and their associated server resources in a matter of minutes, provisioning storage requires manual configuration procedures that can take several hours or even days. In the case of application service disruption or performance degradation, IT departments are often faced with resource-intensive processes to identify the root causes of problems. With legacy storage systems, it can also be difficult to predict future performance demands and prevent future service disruptions.

Opportunity for a Next Generation Storage Platform

Enterprises and cloud-based service providers today are overwhelmed by the growing inefficiency, cost and complexity of storage. We believe the enterprise storage industry is at a major inflection point due to recent technology disruptions such as the emergence of high performance flash storage media, cloud-based monitoring capabilities and predictive data analytics software. However, traditional storage systems have been unable to fully capture the benefits of these recent major technology disruptions to deliver system performance and capacity at a reasonable cost.

We believe we have an opportunity to fundamentally disrupt the storage industry through our innovative platform that leverages the strengths of both flash and disk to provide transformative benefits in application performance and data protection while simplifying business operations. In addition, there is a significant opportunity to embed rich sensing capabilities in storage systems to proactively monitor their health, capacity and performance and provide real-time operational insights.

We believe we have a significant market opportunity. According to IDC, the worldwide market for storage systems greater than $15,000 is $23.5 billion in 2013 and growing to approximately $28.0 billion in 2017. Gartner estimates the worldwide market for software in Core Storage Management, Data Replication and Device Resource Management to be an additional $6.3 billion in 2013 and up to $7.9 billion in 2017. We believe the combination represents our addressable markets.

Our Solution

Our mission is to provide our customers with the industry’s most efficient data storage platform. We have designed and sell a flash-optimized hybrid storage platform that we believe is disrupting the market by enabling significant improvements in application performance and capacity with superior data protection while simplifying business operations and lowering costs. At the core of our innovative platform is our CASL file system software and our cloud-based storage management and support service, InfoSight. Our platform serves a broad array of mainstream enterprise applications, including virtual desktops, databases, email and collaboration and analytics.

We believe our proprietary CASL file system is a fundamental advancement in storage. CASL has been purpose-built using a new data layout that has been designed around both the high performance characteristics of flash and the reliability, capacity, and low cost of disk. CASL also incorporates a number of capabilities, including inline variable-block compression, cloning and integrated snapshots, that allow customers to store and supply more data across a smaller storage footprint. Further, CASL’s scale-to-fit flexibility enables non-disruptive and independent scaling of performance and capacity.

InfoSight leverages rich telemetry capabilities embedded across our platform to proactively monitor the health, capacity and performance of customer systems, and provide real-time operational insights to us and our customers. Built on powerful deep-data analytics, InfoSight monitors our systems deployed across our customer base from the cloud, with over 70 million data points per system per day available to build a complete and insightful perspective of the overall health of our storage systems at individual customers and across our customer community. We also provide our customers a secure, cloud-based management portal through which they can access status alerts and comprehensive dashboard views and run capacity forecasting and performance planning.

The key benefits of our platform include:

Enhanced Performance and High Capacity Efficiency.    CASL optimizes storage system performance and capacity by collecting random write I/Os and writing them as large coalesced sequential I/Os to low-cost HDDs. This allows CASL to deliver up to 100 times more I/Os per HDD than traditional file systems, effectively accelerating the write performance of a low-cost disk. For read performance, CASL caches active data into flash-based SSDs, so I/Os can be delivered in real time. Our use of flash as a read cache is much more efficient because it eliminates the need for redundant provisioning of extra flash to protect against loss of data as is typical in other systems that use flash. As a result, CASL delivers average read and write latencies across our entire customer base of less than 0.5 milliseconds. Further, CASL compresses data as it is written to the system with no performance degradation by using efficient variable-block compression, yielding storage space savings of up to 75% for a variety of workloads. In addition, CASL is substantially more cost-efficient in its use of flash and has been designed to use inexpensive consumer-grade SSDs. As a result, our solution delivers significantly better performance with far less hardware and at lower capital and operating costs than traditional solutions.

Flexible “Scale-to-Fit” Capability.    CASL leverages compute, flash and HDD resources flexibly to address a variety of performance and capacity needs that arise as workloads change. Our platform allows customers to “scale-to-fit” systems in small, discrete increments and, as a result, scale cost-effectively. For example, as workloads reach performance or capacity limits, customers can upgrade controllers for more performance, accommodate larger amounts of active data by adding more SSD capacity, or scale capacity by adding disk shelves. Our platform can also linearly scale both performance and capacity beyond a single system by combining multiple systems into one centrally-managed scale-out storage cluster. Our systems are designed so that these upgrades can be done non-disruptively, generally without taking our systems out of service.

Superior Data Protection.    Our platform enables our end-customers to take thousands of point-in-time snapshots without impacting system performance or consuming a large amount of space. Consequently, when they encounter accidental deletions, database corruptions or other logical failures, the amount of data at risk is significantly less than with more traditional data protection approaches. More than 60% of our customers utilize snapshots enabled by our platform to protect their Microsoft SQL Server database volumes. Databases tend to support critical business applications and, as a result, require more frequent protection. In addition, with our platform, there is no need to copy data between primary and backup storage, resulting in materially faster recovery times and significantly higher application availability. We have also integrated our snapshot-based backups into applications such as Microsoft Exchange, Microsoft SQL Server, and VMware to further automate and improve the backup and recovery process. To mitigate physical failures, our platform replicates data between systems by transferring only compressed block-level changes, making disaster recovery easy and affordable. As a result we believe our customers protect more applications than customers using traditional storage solutions.

Innovative Cloud-Enabled, Multi-Tenant Storage Lifecycle Management.    InfoSight delivers proactive support and enables customers to significantly reduce the amount of time they have to invest in managing their storage infrastructure. InfoSight provides deep, analytical insights and peer benchmarking gained by leveraging the data from our installed base. This enables us and our end-

customers to develop strategies for changes in and expansions of storage environments, and improves the efficiency of business operations relying on our storage platform. The automated Proactive Wellness support capability allows us to detect approximately 90% of all support issues and automatically resolves approximately 75% of these cases without requiring a single interaction with our customer support team. The InfoSight platform is turning the once-reactive process of maintenance into a proactive process with the ability to predict and prevent problems before they occur.

Our Strategy

Our growth strategies include the following:

Extend Our Technology Leadership.    We believe that we are disrupting the storage market with our technology platform and our approach to cloud-based management and automation software. We intend to extend our technology leadership by continuing to innovate and investing in research and development to expand the breadth of our platform into additional markets and deliver more cloud-based management services. To this end, our team of technology experts works to build upon the functionality of both CASL and InfoSight in order to meet the evolving needs of the storage market.

Drive Greater Penetration into Our Installed Base of End-Customers.    Our installed base of over 1,750 end-customers as of July 31, 2013 provides us a strong foundation in which to drive incremental sales through our “land and expand” model. In the three months ended July 31, 2011, 2012 and 2013, approximately 19%, 22% and 28% of the dollar amounts of orders received were from existing end-customers. As of July 31, 2013, the top 25 of our 117 end-customers that been with us for at least two years, on average, made additional purchases that were approximately three times the initial dollar purchase amount in the two years following the initial sale. Our end-customers often deploy us for a specific application, which may account for only a portion of their storage needs. As we successfully demonstrate the benefits of our products, we will continue to help our end-customers migrate additional workloads and applications onto our storage platform. We also plan to continue to use InfoSight’s predictive capabilities to help our end-customers identify potential expansion needs in their storage environments, thereby driving greater sales of our systems.

Expand and Deepen Our Channel Presence to Accelerate New Customer Acquisition.    We have carefully and systematically cultivated a strong channel partner network that has been a key contributor to our rapid customer growth. As of July 31, 2011, 2012 and 2013, we had over 70, 220 and 600 VAR channel partners that generated sales leads and distributed our products worldwide. To improve the efficiency and reach of our sales channels, we are evolving our distribution model to directly contract with large distributors. We intend to expand and deepen our VAR network across a broad range of industries and geographies to improve our penetration of the storage market in the United States and to continue to grow sales internationally.

Continue to Build Our Sales Organization to Fuel Our Growth and Acquire New Customers.    We intend to continue to invest in our sales organization to drive efficient acquisition of new customers across industries and geographies. We will continue to expand our sales organization with additional teams focused on field sales, enterprise, government, and our channel partners. We also believe we have significant opportunities for international expansion and are continuing to invest in key markets.

Expand Our Integration with Alliance Partners.    We have invested heavily in integration with applications, hypervisors and servers to make it easier to deploy our storage systems. Through our SmartStack reference architecture initiative, we work closely with leading industry players such as Cisco, Citrix, CommVault, Microsoft and VMware to provide our customers with joint solutions to minimize interoperability and integration challenges. We intend to continue to develop SmartStack solutions with our existing technology partners, as well as invest in new alliance relationships.

Technology

Our team of storage and software technology experts purpose-built our flash-optimized hybrid storage platform to leverage the strengths of both flash and disk and to simplify business operations. We believe our key technological differentiator is the software that underlies our disruptive CASL file system and our cloud-based InfoSight service.

Cache Accelerated Sequential Layout (CASL) File System

CASL was specifically designed to work with commodity flash memory as well as dense, low revolutions-per-minute, or RPM, HDDs. As a result, CASL allows our customers to achieve the performance and capacity requirements of mainstream enterprise applications cost effectively.

The following graphic illustrates the key steps our CASL file system implements for data layouts.

The key attributes of CASL include:

Write-Optimized Data Layout.    CASL delivers both fast random writes and high disk utilization by grouping thousands of random I/O writes from applications into large stripes of data that are written sequentially to low RPM disks. Since HDDs are significantly better at handling sequential I/O as compared to random I/O, CASL can extract thousands of sustained write I/Os per second, or IOPS, from a single 7,200 RPM HDD, whereas other storage architectures typically only achieve 50-75 IOPS. At the same time, the use of low-cost, low RPM HDDs enables us to deliver significantly higher gigabytes per dollar than other storage architectures which use high RPM HDDs or enterprise flash for storage capacity.

Always-on Inline Compression.    CASL performs inline compression natively, using a variable-block compression algorithm that allows users to store up to 75% more data per gigabyte with minimal impact on performance or additional latency. Fixed sized blocks that are compressed become variable sized depending on the compressibility of the underlying data. Traditional storage architectures utilize a fixed-size block data layout that is incapable of natively storing variable blocks. As a result, they are typically not able to compress data inline without experiencing performance degradation.

Dynamic Caching.    CASL allows for significantly higher throughput and lower latency reads than existing platforms. It leverages a large flash read cache based on commodity SSDs, while intelligently managing the SSD’s performance and endurance, thereby avoiding premature wear of the SSDs. If application patterns change, an intelligent block level index tracks and promotes active data, or data that is being actively accessed, nearly instantaneously to flash. Compared to architectures that use flash as a tier of data, CASL is significantly more cost-effective in its use of flash because it compresses the data on flash, has been designed to use inexpensive consumer-grade SSDs and eliminates the need for redundant provisioning for data protection. Finally, CASL is more responsive to workload changes and can promote active data at levels as low as 4KB granularity within milliseconds, as opposed to tiered approaches which must move data up and down in megabyte or even gigabyte-sized chunks, often taking hours or days to rebalance tiers.

Efficient, Instant Snapshots and Replication.    CASL employs an efficient, reliable method for data protection with instant point-in-time snapshots. CASL snapshots are space efficient because they capture only changes in data down to 4KB granularity and reside on dense, low cost disk, further reducing costs. Furthermore, CASL snapshots eliminate the need to copy data, allowing our systems to store thousands of snapshots with minimal impact on performance. These characteristics allow our customers to take frequent snapshots (hourly or even more often) and to retain those snapshots for weeks to months, significantly reducing their dependence on traditional backups. In addition, our space-efficient snapshots enable efficient replication to an offsite disaster recovery system, resulting in reduced bandwidth costs and the deployment of a disaster recovery solution that is affordable and easy to manage.

Scalability.    Our platform enables efficient and non-disruptive scaling of both performance and capacity, allowing our customers to increase performance or capacity incrementally, which generally eliminates the need for large up-front investments. For increased performance, customers can upgrade controllers for higher throughput and IOPS and upgrade SSDs to accommodate larger amounts of active data. For increased capacity, customers can add additional expansion shelves of HDDs. Our platform can also linearly scale both performance and capacity beyond a single system by combining multiple systems into one centrally-managed scale-out storage cluster. We designed our systems so that these upgrades can be done non-disruptively, generally without taking our systems out of service.

InfoSight

Our InfoSight platform enables us and our customers to manage and support their storage infrastructure from the cloud.

InfoSight is powered by thousands of telemetry sensors that make available over 70 million data points per system per day to our cloud-based InfoSight Engine. Telemetry sensors provide detailed statistics about the health, performance and ongoing operation of our storage systems and their surrounding environments. These sensors allow us and our customers to proactively identify and diagnose potential issues with our systems, often before they impact our customers. The InfoSight Engine applies deep-data analytics to deliver predictive capacity and performance forecasts and systems modeling to us and our customers, improving both our support functions and the storage management experience for our users. We believe the robust, proactive capabilities InfoSight enables differentiate our solution in the marketplace. The InfoSight Portal is a web-based customer portal that provides our customers insights and actionable information that enable them to adhere to storage best practices and to make intelligent decisions about how to evolve their storage environments to support ever-changing workloads. In July 2013, the automated Proactive Wellness support capability allowed us to detect approximately 90% of all support issues and automatically resolved approximately 75% of these cases without requiring a single interaction with our customer support team. This level of automation not only improves customer satisfaction but also enhances the efficiency of our support organization.

Products

Our storage systems are optimized for the mainstream IT applications used by enterprises and cloud-based service providers. We offer a variety of systems with a range of capacities and processing power. Our systems provide adaptive performance for high-I/O and high-capacity mainstream business applications and environments, including Exchange, Oracle, SharePoint, SQL Server, VDI and server virtualization. We package our CASL file system software with all of our systems and offer InfoSight as a service to all our customers.

We shipped our first product line, our CS200 series, in August 2010. In August 2012, we introduced our CS400 series of products and a number of scale-to-fit products, including expansion shelves and controller upgrades. Our CS Series hybrid storage systems incorporate a highly available, redundant controller design.

Nimble Storage Array (CS Series)

Our products include:

•

CS200 Series.    Our CS200 Series systems are targeted for midsize IT organizations or distributed sites of larger organizations, supporting workloads such as Microsoft applications, virtual desktop infrastructure, or VDI, or server virtualization.

•

CS400 Series.    Our CS400 Series systems deliver higher performance and are targeted for larger-scale deployments or I/O-intensive workloads, such as larger-scale VDI or transaction processing supported by Oracle or SQL Server.

CS Series systems interoperate with a wide range of servers, software applications, operating systems and hypervisors, including those from Cisco, Citrix, Microsoft and VMware. We have also developed a series of pre-validated reference architectures called SmartStack with these industry partners. Our systems also interoperate with leading backup software applications, and in some cases offer deep integration with backup software such as CommVault Simpana.

Key technical attributes of our product offerings are outlined in the table:

Customers

We target enterprises and cloud-based service providers globally. Our end-customer base has grown by more than 1,000 end-customers over the past year to over 1,750 globally as of July 31, 2013. We sell to end-customers across multiple verticals, including cloud-based service providers, education, financial services, healthcare, manufacturing, state and local government and technology.

Case Study

Social Networking Service Provider

Problem:    The social networking division of a Fortune 50 media company struggled to meet the demands of its fast growing software development organization with its existing storage infrastructure. The organization wanted to increase its efficiency by accelerating release cycles through shorter software build times, reduce productivity impact from outages and lower overall complexity of its infrastructure. Its existing direct attached storage solution from a leading storage vendor was unable to efficiently and cost-effectively meet the performance and data availability needs of its ever expanding development environment.

Solution:    It deployed a pair of replicated CS240 storage arrays to accelerate the build workloads while improving application availability.

Reported Benefits:    Developers saw an immediate reduction in build times and a reduction in downtime. When there are errors, developers are now able to recover entire software builds simply by mounting a snapshot, avoiding the traditional long (unproductive) waits while data was being restored from traditional backups. Overall, deploying our systems has resulted in significant efficiency and cost benefits. Since its initial purchase in 2012, this customer has increased its investment with us over 10x over the subsequent two years, expanding the deployment to multiple data centers. Today, in addition to running the entire software development environment on our platform, the organization also runs its production software-as-a-service application on our systems, supporting over 50 million users.

Virtual Infrastructure Solutions Service Provider

Problem: A leading cloud services provider that specializes in virtual infrastructure solutions needed to meet rapidly growing demands for cloud services. The customer was seeking a solution that would enable it to onboard additional customers through faster deployment times and provide enhanced scalability for its suite of offerings. In addition, this customer needed to cut the costs of delivering its services by minimizing footprint and reducing power and cooling costs.

Solution: After an extensive proof of concept, the customer selected our solution. The initial solution consisted of two CS260 arrays, which it subsequently scaled with the addition of more powerful CS460 systems, flash upgrades, expansion shelves and an integrated SmartStack solution. The customer also uses InfoSight extensively for the day-to-day management of its storage operations.

Reported Benefits: Because of its confidence in our ability to meet a broad range of performance and flexibility requirements, this customer runs all product trials for new clients on our arrays. This simplifies the testing process, eliminates the need for multiple vendors and significantly reduces deployment times. With our systems, the customer has also increased storage performance, while reducing capital expenditures, footprint and operating costs for power and cooling. In the two years since its initial purchase in 2012, the customer has increased its investment with us over 8x as its performance and capacity needs have expanded. In addition, as a result of our unique data replication capabilities, the customer has now standardized a cloud-based disaster-recovery-as-a-service offering for its clients.

Financial Services Provider

Problem: A top 20 Australian financial institution, considered to have one of the country’s most innovative IT organizations, was seeking a storage upgrade for its mission critical Microsoft SQL environment. The significant growth in the customer’s data across over 4,200 databases caused performance problems with the existing storage solution. The key requirements for the new solution were reliability, performance, simplicity of management, data center space requirements, power consumption and overall cost.

Solution: After an extensive proof of concept process, the customer selected our solution. They deployed seven CS460G-X2 storage systems and four expansion shelves, which used three quarters of a rack of datacenter space compared to the three racks required by the previous solution. This solution met the customer’s requirements and included added benefits of fast inline compression, efficient snapshots, WAN efficient replication, thin provisioning, zero copy cloning and intelligent real-time data placement.

Benefits: The customer is now realizing a 2.5x performance increase, a 4x reduction in power and cooling costs and significant capital cost savings relative to the incumbent solution. The simplified storage management advantage of our solution has also decreased operational costs for the customer and InfoSight has allowed it to speed up deployment and achieve a seamless transition to our solution. In addition, due to our inline compression capability, our solution is achieving a compression factor of 2x, effectively doubling the customer’s usable disk space at no additional cost. Since its initial purchase in January 2013, this customer has continued to purchase our solutions for new storage requirements and is in the process of deploying five additional CS460G-X2 storage systems and two expansion shelves to support its production tier-1 Microsoft Exchange environment hosting 30,000 mailboxes.

Customer Service and Support

We combine industry standard product technical support and maintenance with our cloud-based InfoSight and Proactive Wellness support services to deliver an innovative approach to monitoring, diagnostics, support case resolution and capacity planning. We include technical support, maintenance, InfoSight and Proactive Wellness in all purchased support plans.

Cloud-Based InfoSight and Proactive Wellness.    We leverage our cloud-based, multi-tenant support automation and management platform, InfoSight, to transform our customer support function. Through InfoSight and Proactive Wellness, each of our storage systems provides an active monitoring system that automatically detects and notifies us of support problems, enabling us to address customer problems quickly. This cloud-based approach allows our customer support personnel and data scientists to use the gathered telemetry data to predict potential problems, quickly resolve support cases and proactively manage performance and capacity requirements of our customers. We believe the data models developed by our data scientists and our database of telemetry data enable us to provide better support that is more efficient for us and our end-customers. In addition, through InfoSight, we offer the ability for customers to optimize storage capacity and performance on their own. We have found this has the combined effect of improved customer satisfaction, but also increases the productivity of our customer support personnel who can be focused on proactive problem resolution.

Support and Maintenance.    We offer industry standard technical support on our products to our end-customers and channel partners. End-customers that purchase a support and services contract receive accelerated shipment of replacement parts, onsite hardware repair and support, and software updates and maintenance releases that become available during the support period. Customer support personnel are available 24 hours per day, seven days per week. In addition, end-customers receive access to our InfoSight and Proactive Wellness support, the InfoSight Portal and our Nimble Connect community. Our support and services contracts are typically offered for periods of one to five years. We offer product support for all of our customers, including those customers who purchase our products through our channel partners. In addition, some of our international channel partners offer primary support. We also subcontract with a third party to provide onsite hardware repair and replacement services for our end-customers.

Customer Community.    The support capabilities we offer are complemented by Nimble Connect, an active online community of our users, partners and product experts worldwide. Here they can ask questions, and get answers from other users as well as our employees. They can also share experiences, insights from their own InfoSight results and best practices with our other users.

Sales and Marketing

Sales.    Our sales organization is responsible for large-account penetration and overall market development, which includes the management of the relationships with our channel partners, working with our channel partners in winning and supporting end-customers, and acting as the liaison between the end-customers and the marketing and product development organizations. We expect to continue to grow our sales headcount in all markets and expand our presence into countries where we currently do not have sales presence.

Our sales organization is supported by sales engineers with deep technical expertise and responsibility for pre-sales technical support, solutions engineering for our end-customers and technical training for our channel partners.

Channel Program.    Our channel partners provide us with a significant amount of new and existing customer opportunities, as well as sell and facilitate the sale of our products to end-customers. We continue to recruit and retain qualified channel partners and train them in our technology and product offerings.

SmartStack.    Our SmartStack offerings deliver pre-validated reference architectures that integrate our storage products with leading applications, hypervisors, data protection and server solutions from Cisco, Citrix, CommVault, Microsoft and VMware. In addition, because many of our channel partners are already working with our SmartStack partners, we are better able to accelerate customer adoption.

Marketing.    Our marketing is focused on building our brand reputation and market awareness of our platform, driving end-customer demand and operating our channel program. The marketing team consists primarily of product marketing, programs marketing, field marketing, channel marketing, and public relations functions. Marketing activities include demand generation, advertising, managing our partner portal, trade shows and conferences, press and analyst relations, and customer awareness.

Backlog

Orders for services for multiple years are billed upfront shortly after receipt of an order and are included in deferred revenue. Timing of revenue recognition for services may vary depending on the contractual service period or when the services are rendered. Products are shipped and billed shortly after receipt of an order. We do not believe that our product backlog at any particular time is meaningful because it is not necessarily indicative of future revenue in any given period as such orders may be rescheduled by the end-customer without penalty or delayed due to inventory constraints.

Manufacturing

We outsource the manufacturing, assembly, quality assurance testing and packaging of our hardware products to Flextronics and Synnex, our contract manufacturers. Our contract manufacturers generally procure the components used in our products directly from third-party suppliers.

We designed our manufacturing process to minimize the amount of inventory we retain in order to meet customer demand. We place orders with our contract manufacturers on a purchase order basis, based on our end-customers’ requirements and forecasts provided by our channel partners. In general, we engage our contract manufacturers to manufacture products to meet our forecasted demand. Our agreements with our contract manufacturers require us to provide forecasts for orders. However, we may cancel or reschedule orders, subject to applicable notice periods and fees, and delivery schedules requested by us in these purchase orders vary based upon our particular needs. Our contract manufacturers work closely with us to ensure design for manufacturability and product quality.

Our agreement with Flextronics is an interim agreement, which establishes basic terms while we negotiate a manufacturing services agreement with Flextronics. This agreement is terminable at any time by either party upon written notice and does not provide for any specific volumes of products. Instead, orders are placed on a purchase order basis. Our agreement with Synnex has a one-year term that is subject to automatic extensions in one-year increments absent notice of termination by either party. This agreement is terminable at any time by either party with 90-days’ prior notice and does not provide for any specific volumes of products. Instead, orders are placed on a purchase order basis.

Research and Development

We focus our research and development efforts primarily on improving our existing technology platform, developing new products and enhancing our cloud-based management services. We work closely with our channel partners and end-customers to understand our users’ current and future needs and have designed a product development process that integrates our end-customers’ feedback.

Continued investment in research and development is critical to our business. We have assembled a team of skilled engineers with extensive experience in the fields of data storage, computing, file system architecture, data analytics, enterprise applications, data protection and replication, support automation and sensing and telemetry systems. These individuals have extensive prior experience with many leading digital storage companies. We have invested significant time and financial resources in the development of our storage solutions. Most of our research and development activities take place at our corporate headquarters in San Jose, California. We also opened a research and development facility in Raleigh, North Carolina in 2013. We intend to dedicate significant research and development resources to continue to improve the capacity, performance, scalability, reliability, recoverability and other features of our storage solutions and to expand our product and service offerings to address other segments of the enterprise storage market.

Our research and development expenses were $4.4 million, $7.9 million, $16.1 million and $14.4 million in the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2013.

Competition

We operate in the intensely competitive data storage market that is characterized by constant change and innovation. Changes in the application requirements, data center infrastructure and trends, and the broader technology landscape result in evolving customer requirements for capacity, performance, data protection and scalability of storage systems. Our main competitors fall into two categories:

•	large storage system vendors such as EMC and NetApp that offer a broad range of storage systems targeting varied use cases and end markets; and

•

large systems companies such as Dell and HP that have acquired specialist storage vendors in recent years to complement their internally-developed storage offerings and have the technical and financial resources to bring competitive products to the market.

As our market grows, it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively.

The principal competitive factors in our market include:

•	potential for broader market acceptance of their storage architectures and solutions;

•	greater name recognition and longer operating histories;

•	larger sales and marketing and customer support budgets and resources;

•	broader distribution and established relationships with distribution partners and end-customers;

•	the ability to bundle storage products with other technology products and services to better fit certain customers’ needs;

•	greater resources to make acquisitions;

•	lower labor and development costs;

•	larger and more mature intellectual property portfolios; and

•	substantially greater financial, technical, and other resources.

We believe we generally compete favorably with our competitors on the basis of these factors as a result of our fundamental innovations, CASL and InfoSight, product capabilities including performance and capacity efficiency and integrated data protection, ability to address all mainstream applications from one platform at scale, ease of use, total cost of ownership and differentiated customer support. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, and larger and more mature intellectual property portfolios.

Intellectual Property

Our success depends in part upon our ability to use and protect our core intellectual property. We rely on U.S. federal, state, international and common law rights, as well as contractual restrictions including license agreements, confidentiality procedures, non-disclosure agreements with third parties and employment agreements, to protect and control access to our intellectual property.

In addition to contractual arrangements, we protect our intellectual property rights by relying on a combination of copyrights, trademarks, patents, trade secrets, domain names and trade dress. As of October 18, 2013, we had one issued patent and nine patent applications pending in the United States. Where appropriate, we pursue the registration of trademarks, domain names and service marks in the United States, the European Union and in other jurisdictions.

Employees

As of July 31, 2013, we had 464 employees worldwide, including 242 in sales and marketing, 13 in operations, 137 in research and development, 33 in support and 39 in general and administrative roles. Other than our employees in France, none of our employees is represented by a labor union with respect to his or her employment. We have not experienced any work stoppages.

Facilities

Our corporate headquarters are located in approximately 165,000 square feet in San Jose, California. The 96-month lease commences on November 1, 2013. We also maintain offices in other locations in the United States and internationally, including Raleigh, North Carolina, and London, Hamburg, Sydney, Melbourne, Singapore and Windsor.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of July 31, 2013:

Name	Age	Position
Executive Officers:
Suresh Vasudevan	42	Chief Executive Officer and Director
Varun Mehta	51	Founder, Vice President of Engineering and Director
Umesh Maheshwari	44	Founder, Chief Technology Officer
Anup Singh	43	Chief Financial Officer
Daniel Leary	45	Vice President of Marketing
Michael Muñoz	46	Vice President of Sales
Non-Employee Directors:
Frank Calderoni(1)(2)	56	Director
James J. Goetz(2)	47	Director
Jerry M. Kennelly*(1)	62	Director
Ping Li(2)(3)	41	Director
William J. Schroeder(1)(3)	69	Director

*	Lead Independent Director.
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Suresh Vasudevan has served as our Chief Executive Officer since March 2011 and as a director since September 2009. From January 2009 to January 2011, Mr. Vasudevan was Chief Executive Officer of Omneon Video Networks, Inc. (acquired by Harmonic Inc.), a provider of storage and networking equipment for the broadcast industry. From February 1999 to December 2008, Mr. Vasudevan held positions at NetApp, Inc., a provider of integrated data storage solutions, most recently as Senior Vice President. Before joining NetApp, Mr. Vasudevan worked at the management consulting firm McKinsey & Co. in New Delhi, Mumbai and Chicago as a senior engagement manager from April 1993 to January 1998. Mr. Vasudevan holds a Post Graduate Diploma in Management from the Indian Institute of Management in Calcutta and a B.S. in Electrical Engineering from the Birla Institute of Technology and Science in Pilani, India. Our board believes that Mr. Vasudevan’s management experience and his data storage industry experience give him a breadth of knowledge and valuable understanding of our industry, which qualify him to serve as our Chief Executive Officer and on our board of directors.

Varun Mehta has served as our Vice President of Engineering since March 2011, was our founding Chief Executive Officer from November 2007 to March 2011 and has served as a director since November 2007. From March 2006 to April 2007, Mr. Mehta was Vice President of Engineering at PeakStream, Inc., a developer of a software application platform for the high performance computing market, which was acquired in May 2007 by Google Inc., a provider of information technology products and services. From November 2002 to February 2006, Mr. Mehta held positions at Data Domain, Inc., a developer of de-duplication appliances for data backup systems and other storage applications, most recently as Vice President of Engineering. Prior to that, Mr. Mehta held senior management positions at FastForward Networks, Inc., a developer of multi-streaming media technology; Panasas, Inc., a provider of network-attached storage technology; NetApp, Inc., a provider of data storage solutions;

and Sun Microsystems, Inc., a provider of computer hardware, software and information technology services. Mr. Mehta holds an M.S. in computer engineering from Rice University and an M.B.A. from the University of California, Berkeley. Our board believes that Mr. Mehta’s management experience and his information technology and data storage industry experience give him a breadth of knowledge and valuable understanding of our industry, which qualify him to serve on our board of directors.

Umesh Maheshwari has served as our Chief Technology Officer since November 2007 and was a founder of our company. From March 2003 to November 2007, he held positions at Data Domain, most recently as Technical Director. From January 2001 to March 2003, Dr. Maheshwari held positions at Zambeel, Inc., a maker of scalable file servers, most recently as Principal Engineer. Dr. Maheshwari holds a Ph.D. in computer science from the Massachusetts Institute of Technology and a B.Tech. in computer science from the Indian Institute of Technology Delhi.

Anup Singh has served as our Chief Financial Officer since November 2011. Previously, Mr. Singh served as Chief Financial Officer at Clearwell Systems, Inc., a developer of an enterprise-class e-discovery management platform, from September 2007 to July 2011. Prior to Clearwell, he held leadership positions in finance at Asurion, LLC, Trimble Navigation Limited, At Home Corporation (doing business as Excite@Home), 3Com Corporation and Ernst & Young LLP. Mr. Singh holds B.A. and M.A. Honors degrees in Economics and Management Science from Cambridge University, where he was a Cambridge Commonwealth Trust scholar, and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Daniel Leary has served as our Vice President of Marketing since May 2008. Previously, Mr. Leary served as Vice President of Marketing at ConSentry Networks, Inc., a developer of hardware solutions for local area network switching, and Vice President of Product Management at Peribit Networks, Inc., a provider of network speed and performance solutions. Mr. Leary holds an M.S. in engineering-economic systems from Stanford University and a B.S. in systems engineering from the University of Virginia.

Michael Muñoz has served as our Vice President of Sales since March 2010. From July 2004 to February 2010, Mr. Muñoz held positions at Data Domain, most recently as Regional Vice President of Sales. Mr. Muñoz holds a B.S. in business marketing and economics from California State University, San Jose.

Non-Employee Directors

Frank Calderoni has served as a director since June 2012. Mr. Calderoni serves as Executive Vice President and Chief Financial Officer at Cisco Systems, Inc., a designer, manufacturer and seller of Internet Protocol-based networking and other products related to the communications and information technology industry, managing Cisco’s financial strategy and operations. He joined Cisco in 2004 from QLogic Corporation, a storage networking company where he was Senior Vice President and Chief Financial Officer. Prior to that, he was Senior Vice President, Finance and Administration and Chief Financial Officer for SanDisk Corporation, a flash data storage company. Before joining SanDisk, Mr. Calderoni spent 21 years at International Business Machines Corporation, a provider of information technology products and services, where he became Vice President and held controller responsibilities for several divisions within the company. Mr. Calderoni has served on the board of directors of Adobe Systems Incorporated, a provider of software and services, since May 2012. Mr. Calderoni holds a B.S. in Accounting and Finance from Fordham University and an M.B.A. in Finance from Pace University. Our board believes that Mr. Calderoni’s experience as chief financial officer of publicly traded global technology companies and his understanding of accounting principles and financial reporting rules and regulations give him a breadth of knowledge and valuable expertise, which qualify him to serve on our board of directors.

James J. Goetz has served as a director since December 2007. Mr. Goetz has been a Managing Member of Sequoia Capital Operations, LLC, a venture capital firm, since June 2005. Mr. Goetz has served on the board of directors of Jive Software, Inc., a provider of social business software, since August 2007; Palo Alto Networks, Inc., a provider of network security software and services, since April 2005; Ruckus Wireless, Inc., a provider of Wi-Fi solutions, since July 2012; and a number of privately held companies. Mr. Goetz holds an M.S. in Electrical Engineering with a concentration in Computer Networking from Stanford University and a B.S. in Electrical Engineering with a concentration in Computer Engineering from the University of Cincinnati. Our board believes that Mr. Goetz’s investment experience in the information technology and enterprise storage industries gives him a breadth of knowledge and valuable insight regarding our business, which qualify him to serve on our board of directors.

Jerry M. Kennelly has served as a director since March 2013. Mr. Kennelly co-founded Riverbed Technology, Inc. in 2002 and currently serves as its chairman of the board of directors and Chief Executive Officer. Immediately prior to founding Riverbed, Mr. Kennelly spent six years at Inktomi Corporation, an infrastructure software company, where he served as Executive Vice President, Chief Financial Officer and Secretary. From June 1990 until joining Inktomi in October 1996, Mr. Kennelly worked for Sybase, Inc., an infrastructure software company, in a number of senior financial and operational positions, most recently as Vice President of Corporate Finance. From November 1988 until June 1990, Mr. Kennelly worked at Oracle Corporation, a developer of software and hardware systems, as finance director for U.S. operations. From June 1980 until November 1988, Mr. Kennelly worked at Hewlett-Packard Company, a provider of information technology products and services, as Worldwide Sales and Marketing Controller for the Tandem Computers Division. Mr. Kennelly holds a B.A. in political economy from Williams College and an M.S. in accounting from the New York University Graduate School of Business Administration. Our board believes that Mr. Kennelly’s in-depth knowledge of our business and markets, extensive operating experience and strong leadership skills give him a breadth of knowledge and valuable expertise, which qualify him to serve on our board of directors.

Ping Li has served as a director since March 2011. Mr. Li has been a partner at Accel Partners, a venture capital firm, since 2004. Mr. Li serves on the board of YuMe, Inc., a provider of digital video brand advertising solutions, and on the boards of a number of private companies. Prior to Accel, Mr. Li worked at Juniper Networks, Inc., a provider of network infrastructure and services, from 2000 to 2004. Mr. Li also served as a strategy consultant for McKinsey & Company, a management consulting firm, advising technology clients in their growth strategies, from 1998 to 1999. Mr. Li holds an A.B. from Harvard University with honors and an M.B.A. from the Stanford Graduate School of Business. Our board believes that Mr. Li’s investment experience in the information technology and data storage industries give him a breadth of knowledge and valuable insight regarding our business, which qualify him to serve on our board of directors.

William J. Schroeder has served as a director since April 2013. Mr. Schroeder served as the Chairman of Oxford Semiconductor, a provider of connectivity solutions, from July 2006 and Interim Chief Executive Officer from April 2007 until the sale of the company in January 2009. From February 2002 until his retirement from full-time employment in October 2004, Mr. Schroeder served as President and Chief Executive Officer of Vormetric, Inc., an enterprise data storage security company. Prior to that, Mr. Schroeder served as a consultant to various technology companies from January 2001 to February 2002. Mr. Schroeder currently serves on the boards of directors of Con-way Inc., a provider of transportation and supply chain management services, and several privately-held companies. Mr. Schroeder holds an M.B.A. with High Distinction from the Harvard Business School and an M.S.E.E. and a B.E.E. from Marquette University. Our board believes that Mr. Schroeder’s management experience in the information technology and data storage industries gives him a breadth of knowledge and valuable expertise, which qualify him to serve on our board of directors.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of conduct will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of seven members. Five of our directors are independent within the meaning of the independent director guidelines of the New York Stock Exchange. Our current certificate of incorporation and voting agreement among certain investors provide for (1) two directors to be designated by holders of our common stock; (2) two directors to be designated by holders of our Series A redeemable convertible preferred stock; and (3) the remaining directors to be designated mutually by holders of our common stock and preferred stock. Messrs. Goetz and Li are the designees of the Series A redeemable convertible preferred stock, Messrs. Vasudevan and Mehta are the designees of our common stock and Messrs. Calderoni, Kennelly and Schroeder are the mutual designees of our common stock and preferred stock.

The voting agreement and the provisions of our certificate of incorporation by which Messrs. Goetz, Li, Vasudevan, Mehta, Calderoni, Kennelly and Schroeder were elected will terminate in connection with our initial public offering and there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Classified Board of Directors

Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Suresh Vasudevan and Varun Mehta and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	the Class II directors will be James J. Goetz and Ping Li and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	the Class III directors will be Frank Calderoni, Jerry M. Kennelly and William J. Schroeder, and their terms will expire at the annual meeting of stockholders to be held in 2016.

Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaws Provisions.”

Director Independence

In connection with this offering, we intend to list our common stock on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of our initial public offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Goetz, Li, Calderoni, Kennelly and Schroeder, representing five of our seven directors, are “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of the New York Stock Exchange. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” In particular, our board of directors considered each of the following:

•	Mr. Calderoni’s service as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., which provides us with products and services;

•

Mr. Kennelly’s interests as a limited partner in Accel IX Strategic Partners L.P., Accel Growth Fund II Strategic Partners L.P. and Lightspeed Venture Partners VIII, L.P., each of which holds shares of our preferred stock; and

•

Mr. Schroeder’s service as a director of Omneon Video Networks, Inc. from October 2001 until Omneon’s acquisition by Harmonic Inc., during which time Mr.Vasudevan served as Omneon’s Chief Executive Officer.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Our board of directors has established corporate governance guidelines in connection with this offering which state that when the Chairperson and Chief Executive Officer positions are held by the same person, a lead independent director shall be designated. Because Mr. Vasudevan is our Chief Executive Officer and Chairman, our board of directors appointed Mr. Kennelly to serve as our lead independent director. As lead independent director, Mr. Kennelly will, among other responsibilities, preside over executive sessions of our independent directors, serve as a liaison between the Chairman and the independent directors, and perform such functions and responsibilities as our board of directors may otherwise determine and delegate.

Audit Committee

Our audit committee is comprised of Messrs. Calderoni, Schroeder and Kennelly. Mr. Calderoni is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that each of Messrs. Calderoni, Kennelly and Schroeder is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Messrs. Calderoni, Goetz and Li. Mr. Goetz is the chairman of our compensation committee. Each member of this committee is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and meets the requirements for independence under the current New York Stock Exchange listing standards and SEC rules and regulations. We expect to satisfy the member independence requirements for the compensation committee prior to the end of the transition period provided under current New York Stock Exchange listing standards and SEC rules and regulations for companies completing their initial public offering. Our compensation committee is responsible for, among other things:

•	reviewing and approving the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Messrs. Li and Schroeder. Mr. Schroeder is the chairman of our nominating and governance committee. Messrs. Li and Schroeder meet the requirements for independence under the current New York Stock Exchange listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the codes of conduct for directors, executive officers and employees;

•	evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

•	assisting our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended January 31, 2013.

In August 2012, we sold shares of our Series E redeemable convertible preferred stock to entities affiliated with each of Messrs. Li and Goetz. We have described the amounts of these sales and purchases in more detail under the section captioned “Certain Relationships and Related Party Transactions—Series E Redeemable Convertible Preferred Stock Financing.” In July 2011, we sold shares of our Series D preferred stock to entities affiliated with each of Messrs. Li and Goetz. We have described the amounts of these sales and purchases in more detail under the section captioned “Certain Relationships and Related Party Transactions—Series D Redeemable Convertible Preferred Stock Financing.” In November 2010, we sold shares of our Series C preferred stock to entities affiliated with each of Messrs. Li and Goetz. We have described the amounts of these sales and purchases in more detail under the section captioned “Certain Relationships and Related Party Transactions—Series C Redeemable Convertible Preferred Stock Financing.”

In connection with the sales of our preferred stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors. These rights include registration rights, rights of first refusal, co-sale rights with respect to certain stock transfers, information rights and other similar rights. All of these rights, other than the registration rights, will terminate upon the closing of this offering.

Non-Employee Director Compensation

The following table presents the total compensation earned in the year ended January 31, 2013 for each non-employee member of our board of directors. Other than as described below, none of our non-employee directors received any fees or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) or any equity or non-equity awards in the year ended January 31, 2013.

Director Name	Fees Earned or Paid in Cash ($)	Grant Date	Option Awards ($)(1)	Total ($)
James J. Goetz	—	—	—	—
Ping Li	—	—	—	—
Frank Calderoni(2)	33,333	6/7/2012	185,979	219,312
Jerry M. Kennelly(3)	—	—	—	—
William J. Schroeder(4)	—	—	—	—
Kirk Bowman(5)	—	—	—	—

(1)	The amounts reported in this column represent the aggregate grant date fair value of stock options as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, or ASC 718. The amounts reported in this column reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(2)

On June 7, 2012, Frank Calderoni was granted five stock option awards exercisable for a total of 195,000 shares of our common stock. These stock options are immediately exercisable in full as of the date of grant. As of January 31, 2013, all of these stock options remained unexercised. These stock options vest over a four-year period at the rate of 1/48th of the shares of common stock underlying each stock option each month following the vesting commencement date and expire 10 years after the date of grant. These stock options also provide that, in the event of an “Acquisition” or “Asset Transfer” as defined in our certificate of incorporation, all of the shares of our common stock subject to such option will immediately vest, and the right of repurchase with respect to any unvested shares shall lapse, in full as of the effectiveness of the change of control. In addition, Mr. Calderoni is entitled to receive an annual cash fee of $50,000 for serving as an independent director, which was prorated for his partial year of service in the year ended January 31, 2013.

(3)

Jerry M. Kennelly was appointed to our board of directors in March 2013. Mr. Kennelly received no cash, equity or non-equity compensation in the year ended January 31, 2013. On March 15, 2013, Mr. Kennelly was granted an option to purchase 100,000 shares of our common stock, valued at $206,143 pursuant to footnote (1) above. This grant was made in connection with Mr. Kennelly’s appointment to our board of directors. These stock options vest over a four-year period at the rate of 1/48th of the shares of common stock underlying each stock option each month following the vesting commencement date and expire 10 years after the date of grant. These stock options also provide that, in the event of an “Acquisition” or “Asset Transfer” as defined in our certificate of incorporation, all of the shares of our common stock subject to such option will immediately vest, and the right of repurchase with respect to any unvested shares shall lapse, in full as of the effectiveness of the change of control. Mr. Kennelly will also receive an annual cash fee of $80,000 for serving as an independent director.

(4)

William J. Schroeder was appointed to our board of directors in April 2013. Mr. Schroeder received no cash, equity or non-equity compensation in the year ended January 31, 2013. On April 19, 2013, Mr. Schroeder was granted an option to purchase 60,000 shares of our common stock, valued at $123,686 pursuant to footnote (1) above. This grant was made in connection with Mr. Schroeder’s appointment to our board of directors. These stock options vest over a four-year period at the rate of 1/48th of the shares of common stock underlying each stock option each month following the vesting commencement date and expire 10 years after the date of grant. These stock options also provide that, in the event of an “Acquisition” or “Asset Transfer” as defined in our certificate of incorporation, all of the shares of our common stock subject to such option will immediately vest, and the right of repurchase with respect to any unvested shares shall lapse, in full as of the effectiveness of the change of control. Mr. Schroeder will also receive an annual cash fee of $60,000 for serving as an independent director.

(5)	Kirk Bowman resigned from our board of directors in April 2013.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to our senior executive officers during the year ended January 31, 2013. These executive officers, who include our principal executive officer and the two most highly-compensated executive officers (other than our principal executive officer) who were serving as executive officers as of January 31, 2013, the end of our last completed fiscal year, were:

•	Suresh Vasudevan, Chief Executive Officer and Director;

•	Anup Singh, Chief Financial Officer; and

•	Michael Muñoz, Vice President of Sales.

We refer to these individuals in this section as our “Named Executive Officers.”

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by and paid to our Named Executive Officers during the year ended January 31, 2013.

Name and Principal Position	Year Ended January 31,	Salary ($)	Option Awards ($)(1)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Suresh Vasudevan, Chief Executive Officer	2013	275,000	—	187,766	820	463,586
Anup Singh, Chief Financial Officer	2013	240,000	—	150,213	820	391,033
Michael Muñoz, Vice President of Sales	2013	175,000	—	662,759	660	838,419

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the Named Executive Officers during the year ended January 31, 2013 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 2 to the audited consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the options.
(2)	In addition, the Named Executive Officers received the following equity awards between January 31, 2013 and July 31, 2013, in each case valued pursuant to footnote (1) above:
a.	On March 14, 2013, we granted Mr. Vasudevan an option to purchase 500,000 shares of our common stock valued at $1,030,716. The compensation committee, in consultation with a third party compensation advisor, determined the number of shares subject to this option grant taking into account market data for executive compensation at comparable companies, length of service and the unvested portion of outstanding equity awards, as well as our long-term retention objectives and philosophy of achieving a degree of equitable treatment among our executive officers.
b.	On March 14, 2013, we granted Mr. Singh an option to purchase 25,000 shares of our common stock valued at $51,536. The compensation committee, in consultation with a third party compensation advisor, determined the number of shares subject to this option grant taking into account market data for executive compensation at comparable companies, length of service and the unvested portion of outstanding equity awards, as well as our long-term retention objectives and philosophy of achieving a degree of equitable treatment among our executive officers.
c.	On April 26, 2013, we granted Mr. Singh 75,000 restricted stock units valued at $353,250. In determining the number of restricted stock units subject to this grant, the compensation committee considered the importance attached to achieving certain operational and financial objectives in connection with this offering. As a result, Mr. Singh’s 75,000 restricted stock units are subject to operational and financial performance requirements, including our achievement of an EBITDA target and readiness for this offering by specified deadlines.

d.	On February 26, 2013, we granted Mr. Muñoz an option to purchase 200,000 shares of our common stock valued at $412,286. Our board of directors, in consultation with a third party compensation advisor, determined the number of shares subject to this option grant taking into account market data for executive compensation at comparable companies, length of service and the unvested portion of outstanding equity awards, as well as our long-term retention objectives and philosophy of achieving a degree of equitable treatment among our executive officers.
(3)	In addition, on September 25, 2013, we granted Mr. Vasudevan an option to purchase 500,000 shares of our common stock at an exercise price of $7.65 per share, to vest monthly over 36 months beginning on April 26, 2015. As a condition to this grant, Mr. Vasudevan agreed to amend the vesting terms of his March 2013 grant such that 100,000 of the shares subject to that grant that were scheduled to vest on February 26, 2014, would instead vest on the same deferred vesting schedule as the September 2013 grant. The compensation committee determined that the size and deferred vesting of this new grant, coupled with the amended deferred vesting of the March 2013 grant, would provide appropriate long-term retention and performance incentives for Mr. Vasudevan.
(4)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent bonuses earned by Messrs. Vasudevan and Singh and commissions earned by Mr. Muñoz under our incentive compensation plan for officers for the year ended January 31, 2013. Under the plan, Mr. Vasudevan was entitled to a target bonus of up to approximately 36% of his base salary and Mr. Singh was entitled to a target bonus of up to approximately 33% of his base salary. For Messrs. Vasudevan and Singh, our board of directors determined the actual amounts of the incentive bonuses following the end of the fiscal year based on achievement of bookings and EBITDA targets. For the year ended January 31, 2013, we paid bonuses in excess of the targets set for Messrs. Vasudevan and Singh based on performance exceeding targets. Mr. Muñoz was entitled to commissions of up to approximately 86% of his base salary based on achievement of a bookings target and up to 43% of his base salary based on achievement of a sales expense target. Our board of directors determined the actual amounts of the commissions following the end of the fiscal year and we paid commissions in excess of the targets set for Mr. Muñoz based on performance exceeding targets.

Employment Agreements

The initial terms and conditions of employment of each of Messrs. Vasudevan, Singh and Muñoz were set forth in written employment offer letters. Each of these arrangements was approved by our then current Chief Executive Officer or our board of directors. We believed these employment offer letters were necessary to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

Mr. Vasudevan’s Employment Offer Letter

On December 28, 2010, we extended an employment offer letter to Mr. Vasudevan in connection with his appointment as our Chief Executive Officer. Mr. Vasudevan accepted the terms and conditions of this employment offer on January 3, 2011. The terms and conditions of his employment agreement provided for an annual base salary of $275,000, subject to adjustment from time to time, and eligibility for an annual bonus, health insurance and other employee benefits as we established for our employees from time to time. In addition, he was granted an option to purchase 2,827,275 shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Vasudevan’s employment offer was subject to his execution of our standard Employee Proprietary Information and Inventions Assignment Agreement. Mr. Vasudevan’s offer letter provides for “at will” employment.

If we terminate Mr. Vasudevan’s employment without cause (as defined in his offer letter), or Mr. Vasudevan resigns for good reason (as defined in his offer letter) and he delivers a release of claims agreement in a form satisfactory to us, he would be entitled to 12 months of his then current annual base salary and we would pay for (or provide cash payments equal to) the monthly medical insurance premium under COBRA for 12 months.

Upon a change in control (as defined in his offer letter), Mr. Vasudevan is entitled to accelerated vesting of 50% of any then-unvested shares subject to equity awards granted to him in connection with his employment. If, on or within 12 months of a change in control, (1) we terminate or our successor terminates Mr. Vasudevan’s employment without cause or Mr. Vasudevan voluntarily resigns for good reason and such termination is other than as a result of his death or disability and (2) he delivers a release of claims agreement in a form satisfactory to us, then, in addition to the severance benefits described above, Mr. Vasudevan would be entitled to (1) an amount in cash equal to his annual performance bonus multiplied by a fraction, the numerator of which is the number of days he has been employed in that calendar year and the denominator of which is 365 and (2) accelerated vesting of any then-unvested shares subject to equity awards granted to Mr. Vasudevan. Under the change in control severance policy adopted in September 2013, in the event of a change in control (as defined in the 2013 Equity Incentive Plan), Mr. Vasudevan will receive the following severance benefits in place of the cash and health benefits provided for in his offer letter: upon an involuntary termination other than for cause (as defined in the policy) or a voluntary resignation for good reason (as defined in the policy), in either case within 12 months following or three months prior to a change in control, Mr. Vasudevan will receive (1) a cash payment equal to 12 months of his base salary plus his target bonus as in effect immediately prior to the change in control and (2) 12 months of COBRA premiums (or an equivalent cash payment).

Mr. Singh’s Employment Offer Letter

On October 21, 2011, we extended an employment offer letter to Mr. Singh in connection with his appointment as our Chief Financial Officer. Mr. Singh accepted the terms and conditions of this employment offer on October 22, 2011. The terms and conditions of his employment agreement provided for an annual base salary of $240,000, subject to adjustment from time to time, and eligibility for an annual bonus, health insurance and other employee benefits as we established for our employees from time to time. In addition, he was granted an option to purchase 630,000 shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Singh’s employment offer was subject to his execution of our standard Employee Proprietary Information and Inventions Assignment Agreement. Mr. Singh’s offer letter provides for “at will” employment.

If we terminate Mr. Singh’s employment without cause (as defined in his offer letter), or Mr. Singh resigns for good reason (as defined in his offer letter) and he delivers a release of claims agreement in a form satisfactory to us, he would be entitled to six months of his then current annual base salary and we would pay for (or provide cash payments equal to) the monthly medical insurance premium under COBRA for six months.

If, on or within 12 months of a change in control (as defined in his offer letter), (1) we terminate or our successor terminates Mr. Singh’s employment without cause or Mr. Singh voluntarily resigns for good reason or such termination is as a result of Mr. Singh’s death or disability and (2) Mr. Singh delivers a release of claims agreement in a form satisfactory to us, then, in addition to the severance benefits described above, Mr. Singh would be entitled to accelerated vesting of the lesser of 50% of the shares subject to options granted to him or all remaining unvested shares pursuant to such options. However, under the change in control severance policy adopted in September 2013, upon the effectiveness of our 2013 Equity Incentive Plan, the acceleration provisions implemented by our 2013 Equity Incentive Plan and described below under “Executive Compensation—Employee Benefit and Stock Plans—2013 Equity Incentive Plan” will govern this award. Under the change in control severance policy adopted in September 2013, in the event of a change in control (as defined in the 2013 Equity Incentive Plan), Mr. Singh will receive the following severance benefits in place of the cash and health benefits provided for in his offer letter: upon an involuntary termination other than for cause (as defined in the policy) or a voluntary resignation for good reason (as defined in the policy), in either case within 12 months following or three months prior to a change in control, Mr. Singh will receive (1) a cash payment equal to 12 months of his base salary plus his target bonus as in effect immediately prior to the change in control and (2) 12 months of COBRA premiums (or an equivalent cash payment).

Mr. Muñoz Employment Offer Letter

On February 4, 2010, we extended an employment offer letter to Mr. Muñoz in connection with his appointment as our Vice President of Sales. Mr. Muñoz accepted the terms and conditions of this employment offer on February 5, 2010. The terms and conditions of his employment agreement provided for an annual base salary of $175,000, subject to adjustment from time to time, and eligibility for an annual commission, health insurance and other employee benefits as we established for our employees from time to time. In addition, he was granted an option to purchase 459,582 shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Muñoz’s employment offer was subject to his execution of our standard Employee Proprietary Information and Inventions Assignment Agreement. Mr. Muñoz’s offer letter provides for “at will” employment.

If, within 12 months of a change in control, Mr. Muñoz’s employment is terminated without cause or constructively terminated, then Mr. Muñoz would be entitled to accelerated vesting of the lesser of 25% of the shares subject to options granted to him or all remaining unvested shares pursuant to such options. However, under the change in control severance policy adopted in September 2013, upon the effectiveness of our 2013 Equity Incentive Plan, the acceleration provisions implemented by our 2013 Equity Incentive Plan and described below under “Executive Compensation—Employee Benefit and Stock Plans—2013 Equity Incentive Plan” will govern this award. Under the change in control severance policy adopted in September 2013, in the event of a change in control (as defined in the 2013 Equity Incentive Plan), Mr. Muñoz will receive the following severance benefits: upon an involuntary termination other than for cause (as defined in the policy) or a voluntary resignation for good reason (as defined in the policy), in either case within 12 months following or three months prior to a change in control, Mr. Muñoz will receive (1) a cash payment equal to 12 months of his base salary plus his target bonus as in effect immediately prior to the change in control and (2) 12 months of COBRA premiums (or an equivalent cash payment).

Post-Employment Compensation and Change in Control Payments and Benefits

In September 2013, we adopted a change in control severance policy applicable to our executive officers and certain other employees pursuant to which each executive officer will enter into a severance agreement that supersedes all previous severance and change of control arrangements entered into with such individuals. The severance agreement will have a term of three years, which renews unless terminated by either party. Under the severance agreement, if any executive officer’s employment is terminated by us without cause (as defined in the policy) or such executive officer voluntarily resigns for good reason (as defined in the policy) within three months before or 12 months following a change in control (as defined in the 2013 Equity Incentive Plan), such officer would be entitled to receive severance benefits equal to 12 months of his or her then current annual base salary plus his or her target bonus and the monthly benefits premium under COBRA for 12 months subject to the officer executing a customary release.

Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of the Named Executive Officers, information regarding outstanding stock options and other equity awards held as of January 31, 2013.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(7)
Mr. Vasudevan	9/29/2009	—	(2)	0.20	09/28/2019	33,511
	3/9/2011	2,157,000	(3)	0.5867	03/08/2021	1,472,539
Mr. Singh	11/22/2011	—	(4)	1.6533	11/21/2021	446,250
Mr. Muñoz	6/2/2010	234,582	(5)	0.20	6/1/2020	134,045
	12/14/2011	60,483	(6)	1.6533	12/13/2021	42,842
	12/14/2011	91,017	(6)	1.6533	12/13/2021	64,470

(1)

Each of these stock options is immediately exercisable in full, subject to a right of repurchase in our favor, which lapses as the shares of our common stock underlying such option vest. Unless otherwise noted, the shares of common stock underlying each of these stock options vest over a four-year period with the first 1/4th vesting on the one year anniversary of the vesting commencement date and, thereafter, 1/48th of the shares of common stock underlying each stock option vesting each month following the one year anniversary of the vesting commencement date.

(2)

As of January 31, 2013, Mr. Vasudevan had exercised this stock option with respect to 229,791 shares of our common stock. Of that number, 33,511 shares were subject to a right of repurchase in our favor as of January 31, 2013, which expired on August 18, 2013. The shares of common stock underlying this stock option vest over a four-year period, with 1/48th of the shares of common stock underlying this stock option vesting each month following the vesting commencement date.

(3)

As of January 31, 2013, Mr. Vasudevan had exercised this stock option with respect to 670,275 shares of our common stock. Of the 2,827,275 shares subject to this stock option, 1,472,539 shares were subject to a right of repurchase in our favor as of January 31, 2013, which expires on February 28, 2015.

(4)

As of January 31, 2013, Mr. Singh had exercised this stock option with respect to 630,000 shares of our common stock. Of that number, 446,250 shares were subject to a right of repurchase in our favor as of January 31, 2013, which expires on November 14, 2015.

(5)

As of January 31, 2013, Mr. Muñoz had exercised this stock option with respect to 225,000 shares of our common stock. Of the 459,582 shares subject to this stock option, 134,045 shares were subject to a right of repurchase in our favor as of January 31, 2013, which expires on March 15, 2014.

(6)	As of January 31, 2013, Mr. Muñoz had not exercised this stock option with respect to any shares of our common stock.
(7)	The market price for our common stock is based on the assumed initial public offering price of $ per share, the midpoint of the price range on the cover page of this prospectus.

Employee Benefit and Stock Plans

2008 Equity Incentive Plan

Our board of directors adopted our 2008 Equity Incentive Plan in May 2008. Our 2008 Equity Incentive Plan was approved by our stockholders in June 2008. The 2008 Equity Incentive Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock awards, or RSAs, restricted stock units, or RSUs, and stock appreciation rights, or SARs. We may grant incentive stock options only to our employees or employees of our majority-owned subsidiaries. We may grant nonstatutory stock options, RSAs, RSUs and SARs to our employees, directors and consultants or employees, directors and consultants of our majority-owned subsidiaries. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2008 Equity Incentive Plan is

10 years, except that the maximum permitted term of incentive stock options granted to 10% stockholders is five years. Many of the options granted under our 2008 Equity Incentive Plan may be exercised as to all shares from the date of grant, with any purchased shares subject to our right to repurchase such shares at the lower of the fair market value on the repurchase date or the original exercise price paid for such shares. In the event of a corporate transaction (as defined in the 2008 Equity Incentive Plan), the 2008 Equity Incentive Plan provides that, unless the applicable option agreement provides otherwise or our board of directors takes certain specified actions such as accelerating the vesting of the option, options held by current employees, directors and consultants will terminate if not vested or exercised prior to the effective time of the corporate transaction. Following the date of this prospectus, each outstanding option or award under the 2008 Equity Incentive Plan will provide for accelerated vesting and exercisability in connection with specified change in control transactions on the same terms as for awards to be granted under the 2013 Equity Incentive Plan, as discussed more fully below.

As of July 31, 2013, we had reserved 27,781,578 shares of our common stock for issuance under our 2008 Equity Incentive Plan. As of July 31, 2013, options to purchase 9,264,460 of these shares had been exercised (of which 128,001 shares have been repurchased and returned to the pool of shares available for issuance under the 2008 Equity Incentive Plan), zero RSAs have been granted, 75,000 RSUs have been granted (pursuant to which no shares have been issued), options to purchase 15,452,223 of these shares remained outstanding and 3,117,888 of these shares remained available for future grant. The options outstanding as of July 31, 2013 had a weighted-average exercise price of $2.37 per share. We will cease issuing awards under our 2008 Equity Incentive Plan upon the implementation of our 2013 Equity Incentive Plan. Our 2013 Equity Incentive Plan will be effective on the date immediately prior to the date of this prospectus. As a result, we will not grant any additional options under the 2008 Equity Incentive Plan following that date, and the 2008 Equity Incentive Plan will terminate at that time. However, any outstanding options granted under the 2008 Equity Incentive Plan will remain outstanding, subject to the terms of our 2008 Equity Incentive Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2008 Equity Incentive Plan have terms similar to those described below with respect to options to be granted under our 2013 Equity Incentive Plan.

2013 Equity Incentive Plan

We have adopted a 2013 Equity Incentive Plan that will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2008 Equity Incentive Plan. We reserved a number of shares of our common stock to be issued under our 2013 Equity Incentive Plan equal to the lesser of 15,000,000 and the number of shares equal to 9% of our outstanding shares of common stock, on a fully diluted basis, upon consummation of this offering. The number of shares reserved for issuance under our 2013 Equity Incentive Plan will increase automatically on February 1 of each of our fiscal years beginning February 1, 2015 through February 1, 2024 by the number of shares equal to 5% of the total outstanding shares of our common stock and common stock equivalents as of the immediately preceding January 31. However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares will be available for grant and issuance under our 2013 Equity Incentive Plan:

•	shares subject to options or SARs granted under our 2013 Equity Incentive Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2013 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2013 Equity Incentive Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding awards under our 2008 Equity Incentive Plan on the date of this prospectus;

•

shares issuable upon the exercise of options or subject to other awards under our 2008 Equity Incentive Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus;

•	shares issued under our 2008 Equity Incentive Plan that are repurchased by us or forfeited after the date of this prospectus; and

•	shares subject to awards under our 2008 Equity Incentive Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2013 Equity Incentive Plan authorizes the award of stock options, RSAs, SARs, RSUs, performance awards and stock bonuses. No person will be eligible to receive more than 1,000,000 shares in any calendar year under our 2013 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than 2,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2013 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2013 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2013 Equity Incentive Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2013 Equity Incentive Plan is ten years.

An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of an RSA will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. SARs may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash. We anticipate that, in general, RSUs will vest over a four-year period.

Performance awards cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement due to termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and therefore, may not be issued in exchange for cash.

Our 2013 Equity Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) profit before tax; (2) billings; (3) revenue; (4) net revenue; (5) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (6) operating income; (7) operating margin; (8) operating profit; (9) controllable operating profit or net operating profit; (10) net profit; (11) gross margin; (12) operating expenses or operating expenses as a percentage of revenue; (13) net income; (14) earnings per share; (15) total stockholder return; (16) market share; (17) return on assets or net assets; (18) our stock price; (19) growth in stockholder value relative to a pre-determined index; (20) return on equity; (21) return on invested capital; (22) cash flow (including free cash flow or operating cash flows); (23) cash conversion cycle; (24) economic value added; (25) individual confidential business objectives; (26) contract awards or backlog; (27) overhead or other expense reduction; (28) credit rating; (29) strategic plan development and implementation; (30) succession plan development and implementation; (31) improvement in workforce diversity; (32) customer indicators; (33) new product invention or innovation; (34) attainment of research and development milestones; (35) improvements in productivity; (36) bookings; (37) attainment of objective operating goals and employee metrics; and (38) any other metric that is capable of measurement as determined by our compensation committee.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless otherwise specified by our compensation committee (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, our compensation committee will make adjustments, if it determines appropriate in its sole discretion, in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by our company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2013 Equity Incentive Plan, the maximum number of shares that can be granted in a calendar year and the number of shares and exercise price, if applicable, of all outstanding awards under our 2013 Equity Incentive Plan.

Awards granted under our 2013 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2013 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of 18 months in the case of death or for a period of 12 months in the case of disability, or such longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

If we are party to a merger or consolidation, sale of all or substantially all assets, or similar change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. In the alternative, outstanding awards may be cancelled in connection with a cash payment. Outstanding awards that are not assumed, substituted or cashed out will accelerate in full and expire upon the closing of the transaction. In the event of specified change in control transactions, our compensation committee may accelerate the vesting of awards immediately upon the occurrence of the transaction, whether or not the award is continued, assumed, substituted or replaced by a surviving corporation or its parent in the transaction. In addition, each option or other award will provide that in connection with a termination of a holder’s service within the 12 months following such a transaction, the option or award will vest as to 50% of the total number of shares underlying the option or award. For a termination more than 12 months and within 24 months of a transaction, the option or award will vest as to 25% of the total number of shares underlying the option or award. Options and awards outstanding as of the date of this prospectus under our 2008 Equity Incentive Plan will accelerate vesting on the same terms as options or awards to be granted under our 2013 Equity Incentive Plan. Our 2013 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2013 Equity Incentive Plan at any time. If our board of directors amends our 2013 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2013 Employee Stock Purchase Plan

We have adopted a 2013 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2013 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved a number of shares of our common stock for issuance under our 2013 Employee Stock Purchase Plan equal to the lesser of 3,350,000 and the number of shares equal to 2% of our outstanding shares of common stock, on a fully diluted basis, upon consummation of this offering. The number of shares reserved for issuance under our 2013 Employee Stock Purchase Plan will increase automatically on February 1 of each of our fiscal years beginning February 1, 2015 through February 1, 2024 by the number of shares equal to the greater of 1% of the total outstanding shares of our common stock and common stock equivalents as of the immediately preceding January 31. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2013 Employee Stock Purchase Plan will not exceed 30,000,000 shares of our common stock.

Our compensation committee will administer our 2013 Employee Stock Purchase Plan. Our U.S.- and international-based employees generally are eligible to participate in our 2013 Employee Stock Purchase Plan. Our compensation committee may in its discretion elect to exclude employees who work fewer than 20 hours per week or five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2013 Employee Stock Purchase Plan, are ineligible to participate in our 2013 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2013 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their eligible cash compensation. We will also have the right to amend or terminate our 2013 Employee Stock Purchase Plan at any time. Our 2013 Employee Stock Purchase Plan will terminate on the tenth anniversary of the effective date of this offering, unless it is terminated earlier by our board of directors.

When an initial purchase period commences, our employees who meet the eligibility requirements for participation in that purchase period will automatically be granted a nontransferable option to purchase shares in that purchase period. For subsequent purchase periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. Except for the first offering period, each offering period will run for no more than 24 months, with purchases occurring every six months. The first offering period will begin upon the effective date of this offering and will end on March 9, 2016. Except for the first purchase period, each purchase period will be for six months, commencing each March 10 and September 10. The purchase periods under the first offering period will end on September 9, 2014, March 9, 2015, September 9, 2015 and March 9, 2016. An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that have a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than 2,000 shares during any one purchase period or a lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2013 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2013 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following his or her date of hire, subject to certain eligibility requirements. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax deferrals is 100% vested when contributed. Although the plan provides for a discretionary employer matching contribution, to date we have not made such a contribution on behalf of employees. The plan permits all eligible plan participants to contribute between 1% and 100% of eligible compensation, on a pre-tax basis, into their accounts.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation that will become effective in connection with the closing of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective in connection with the closing of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the Delaware General Corporation Law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions, and series of similar transactions, during our last three fiscal years to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Equity Financings

Series E Redeemable Convertible Preferred Stock Financing

In August 2012, we sold an aggregate of 4,247,541 shares of our Series E redeemable convertible preferred stock at a purchase price of $9.582 per share for an aggregate purchase price of approximately $40.7 million. Each share of our Series E redeemable convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering.

The purchasers of our Series E redeemable convertible preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.” The following table summarizes the Series E redeemable convertible preferred stock purchased by members of our board of directors and persons who hold more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series E Preferred Stock	Total Purchase Price ($)
Entities affiliated with Accel Partners(1)	1,325,400	$12,699,997
SC US GF V Holdings, Ltd.(2)	1,325,401	12,699,997
Lightspeed Venture Partners VIII, L.P.(3)	1,001,878	9,599,999

(1)	Consists of shares purchased by Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P., Accel Growth Fund Investors 2012 L.L.C., Accel Investors 2007 L.L.C., Accel IX L.P. and Accel IX Strategic Partners L.P. Ping Li, a member of our board of directors, is a managing member of the Accel Partners funds that have voting and dispositive power with regard to shares held by these entities. Jerry M. Kennelly, a member of our board of directors, is a general partner of Kennelly Partners, L.P., which is a limited partner in Accel IX Strategic Partners L.P. and Accel Growth Fund II Strategic Partners L.P. Varun Mehta, a member of our board of directors, is a limited partner in Accel Growth Fund II Strategic Partners L.P. The terms of the purchases by these entities were the same as those made available to unaffiliated purchasers. Please refer to the section titled “Principal Stockholders” for more details regarding the shares held by these entities.
(2)	Consists of shares purchased by SC US GF V Holdings, Ltd. James J. Goetz, a member of our board of directors, is a managing member and director of certain Sequoia Capital funds that have voting and dispositive power with regard to shares held by SC US GF V Holdings, Ltd. The terms of the purchase by SC US GF V Holdings, Ltd. were the same as those made available to unaffiliated purchasers. Please refer to the section titled “Principal Stockholders” for more details regarding the shares held by these entities.
(3)	Jerry M. Kennelly, a member of our board of directors, is a general partner of Kennelly Partners, L.P., which is a limited partner in Lightspeed Venture Partners VIII, L.P.

Series D Redeemable Convertible Preferred Stock Financing

In July 2011, we sold an aggregate of 3,677,903 shares of our Series D redeemable convertible preferred stock at a purchase price of $6.79733 per share for an aggregate purchase price of approximately $25.0 million. Each share of our Series D redeemable convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering.

The purchasers of our Series D redeemable convertible preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.” The following table summarizes the Series D redeemable convertible preferred stock purchased by members of our board of directors and persons who hold more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series D Preferred Stock	Total Purchase Price ($)
Entities affiliated with Accel Partners(1)	425,597	$2,892,931
Entities affiliated with Sequoia Capital(2)	425,597	2,892,931
Lightspeed Venture Partners VIII, L.P.(3)	322,281	2,190,651

(1)	Consists of shares purchased by Accel Investors 2007 L.L.C., Accel IX L.P. and Accel IX Strategic Partners L.P. Ping Li, a member of our board of directors, is a managing member of the Accel Partners funds that have voting and dispositive power with regard to shares held by these entities. Jerry M. Kennelly, a member of our board of directors, is a general partner of Kennelly Partners, L.P., which is a limited partner in Accel IX Strategic Partners L.P. The terms of the purchases by these entities were the same as those made available to unaffiliated purchasers. Please refer to the section titled “Principal Stockholders” for more details regarding the shares held by these entities.
(2)	Consists of shares purchased by Sequoia Capital XII Principals Fund, LLC, Sequoia Capital XII, L.P. and Sequoia Technology Partners XII, L.P. James J. Goetz, a member of our board of directors, is a managing member and director of certain Sequoia Capital funds that have voting and dispositive power with regard to shares held by these entities. The terms of the purchases by these entities were the same as those made available to unaffiliated purchasers. Please refer to the section titled “Principal Stockholders” for more details regarding the shares held by these entities.
(3)	Jerry M. Kennelly, a member of our board of directors, is a general partner of Kennelly Partners, L.P., which is a limited partner in Lightspeed Venture Partners VIII, L.P.

Series C Redeemable Convertible Preferred Stock Financing

In November 2010, we sold an aggregate of 5,447,113 shares of our Series C redeemable convertible preferred stock at a purchase price of $2.93733 per share for an aggregate purchase price of approximately $16.0 million. Each share of our Series C redeemable convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering.

The purchasers of our Series C redeemable convertible preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.” The following table summarizes the Series C redeemable convertible preferred stock purchased by members of our board of directors and persons who hold more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series C Preferred Stock	Total Purchase Price ($)
Entities affiliated with Accel Partners(1)	1,969,768	$5,785,866
Entities affiliated with Sequoia Capital(2)	1,969,767	5,785,866
Lightspeed Venture Partners VIII, L.P.(3)	1,491,597	4,381,317

(1)	Consists of shares purchased by Accel Investors 2007 L.L.C., Accel IX L.P. and Accel IX Strategic Partners L.P. Ping Li, a member of our board of directors, is a managing member of the Accel Partners funds that have voting and dispositive power with regard to shares held by these entities. Jerry M. Kennelly, a member of our board of directors, is a general partner of Kennelly Partners, L.P., which is a limited partner in Accel IX Strategic Partners L.P. The terms of the purchases by these entities were the same as those made available to unaffiliated purchasers. Please refer to the section titled “Principal Stockholders” for more details regarding the shares held by these entities.
(2)	Consists of shares purchased by Sequoia Capital XII Principals Fund, LLC, Sequoia Capital XII, L.P. and Sequoia Technology Partners XII, L.P. James J. Goetz, a member of our board of directors, is a managing member and director of certain Sequoia Capital funds that have voting and dispositive power with regard to shares held by these entities. The terms of the purchases by these entities were the same as those made available to unaffiliated purchasers. Please refer to the section titled “Principal Stockholders” for more details regarding the shares held by these entities.
(3)	Jerry M. Kennelly, a member of our board of directors, is a general partner of Kennelly Partners, L.P., which is a limited partner in Lightspeed Venture Partners VIII, L.P.

Loans to Executive Officers

Mr. Vasudevan purchased a total of 900,066 shares of our common stock for an aggregate purchase price of $439,208 on June 1, 2012. As partial payment for the shares of common stock, Mr. Vasudevan delivered to us a full recourse promissory note on June 1, 2012 in the aggregate principal amount of $439,186. Mr. Vasudevan paid the remaining purchase price of $22 in cash. The note had an annual interest rate of 2.27%, compounded annually, and a maturity date of June 1, 2020. The balance of the note was fully repaid on August 2, 2013.

Mr. Singh purchased a total of 630,000 shares of our common stock for an aggregate purchase price of $1,041,600 on December 28, 2011. As payment for the shares of common stock, Mr. Singh delivered to us a full recourse promissory note on December 28, 2011 in the aggregate principal amount of $1,041,600. The note had an annual interest rate of 1.27%, compounded annually, and a maturity date of December 27, 2020. The balance of the note was fully repaid on August 12, 2013.

Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to the company and in the best interest of all of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 31, 2013, and as adjusted to reflect the sale of common stock by us in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 61,835,683 shares of common stock outstanding as of July 31, 2013 and assumes the conversion of all outstanding shares of preferred stock into an aggregate of 38,867,647 shares of our common stock. For purposes of the table below, we have assumed that                  shares of common stock will be issued by us in our initial public offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of July 31, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nimble Storage, Inc., 2740 Zanker Road, San Jose, California 95134.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% Stockholders:
Entities affiliated with Accel Partners(1)	12,940,220	20.9%
Entities affiliated with Sequoia Capital(2)	12,940,218	20.9
Lightspeed Venture Partners VIII, L.P.(3)	9,797,138	15.8

Directors and Named Executive Officers:
Suresh Vasudevan(4)	3,557,066	5.5
Varun Mehta(5)	7,409,000	11.9
Umesh Maheshwari(6)	6,953,721	11.2
Anup Singh(7)	655,000	1.1
Michael Muñoz(8)	811,082	1.3
Frank Calderoni(9)	195,000	*
James J. Goetz(2)(10)	12,940,218	20.9
Jerry M. Kennelly(11)	100,000	*
Ping Li(1)(12)	12,940,220	20.9
William J. Schroeder(13)	60,000	*
All executive officers and directors as a group(11 persons)(14)	46,545,806	70.1

(footnotes on next page)

*	Represents beneficial ownership of less than one percent.
(1)	Represents (i) 686,989 shares held by Accel Growth Fund II L.P. (AGF), (ii) 49,741 shares held by Accel Growth Fund II Strategic Partners L.P. (AGFSP), (iii) 66,858 shares held by Accel Growth Fund Investors 2012 L.L.C. (AGFI), (iv) 1,072,879 shares held by Accel Investors 2007 L.L.C. (AI2007), (v) 9,999,371 shares held by Accel IX L.P. (A9) and (vi) 1,064,382 shares held by Accel IX Strategic Partners L.P. (A9SP). Accel Growth Fund II Associates L.L.C. (AGFA) is the General Partner of AGF and has sole voting and investment power over the shares held by AGF. Andrew G. Braccia, James W. Breyer, Kevin J. Efrusy, Theresia Gouw, Ping Li, Arthur C. Patterson, Tracy L. Sedlock, Ryan J. Sweeney and Richard P. Wong are the managing members of AGFA and share such powers. AGFA is the general partner of AGFSP and has sole voting and investment power over the shares held by AGFSP. Andrew G. Braccia, James W. Breyer, Kevin J. Efrusy, Theresia Gouw, Ping Li, Arthur C. Patterson, Tracy L. Sedlock, Ryan J. Sweeney and Richard P. Wong are the managing members of AGFI and share voting and investment powers over the shares held by AGFI. James W. Breyer, Kevin J. Efrusy, Theresia Gouw, Ping Li, and Arthur C. Patterson are the managing members of AI2007 and share voting and investment powers over the shares held by AI2007. Accel IX Associates L.L.C. (A9A) is the general partner of A9 and has sole voting and investment power over the shares held by A9. James W. Breyer, Kevin J. Efrusy, Theresia Gouw, Ping Li, and Arthur C. Patterson are the managing members of A9A and share such powers. A9A is the general partner of A9SP and has sole voting and investment power over the shares held by A9SP. Ping Li, a member of our board of directors, is one of the managing members of AGFA, AGFI, AI2007 and A9A and therefore may be deemed to share voting and investment power over these entities. Varun Mehta, a member of our board of directors, is a limited partner in AGFSP, as reflected in footnote (5). Jerry M. Kennelly, a member of our board of directors, is a general partner of Kennelly Partners, L.P., which is a limited partner in AGFSP and A9SP, as reflected in footnote (11). The address for the entities affiliated with Accel Partners is 428 University Avenue, Palo Alto, California, 94301.
(2)	Represents (i) 10,150,192 shares held by Sequoia Capital XII, LP, (ii) 379,801 shares held by Sequoia Technology Partners XII, LP, (iii) 1,084,824 shares held by Sequoia Capital XII Principals Fund, LLC and (iv) 1,325,401 shares held by SC US GF V Holdings, Ltd. Sequoia Capital U.S. Growth Fund V, L.P. and Sequoia Capital USGF Principals Fund V, L.P. together own 100% of the outstanding ordinary shares of SC US GF V Holdings, Ltd. SC XII Management, LLC is the general partner of Sequoia Capital XlI, L.P. and Sequoia Technology Partners XlI, L.P., and is the managing member of Sequoia Capital XII Principals Fund, LLC (collectively, the “Sequoia Capital XII Funds”). The managing members of SC XlI Management, LLC are Roelof Botha, James J. Goetz, Michael Goguen, Douglas Leone and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each of the managing members of SC XII Management, LLC, including James J. Goetz, a member of our board of directors, may be deemed to share beneficial ownership of the shares held by the Sequoia Capital XII Funds. SC GF V TT, Ltd. is the general partner of SCGF V Management, L.P., which is the general partner of each of Sequoia Capital U.S. Growth Fund V, L.P. and Sequoia Capital USGF Principals Fund V, L.P. The directors of SC GF V TT, Ltd. and SC US GF V Holdings, Ltd. are Roelof Botha, Scott Carter, James J. Goetz, Michael Goguen, Patrick Grady, Douglas Leone and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each of the directors of SC US GF V Holdings, Ltd., including Mr. Goetz, may be deemed to share beneficial ownership of the shares held by SC US GF V Holdings, Ltd. The address of each of the entities identified in this footnote is 3000 Sand Hill Road, Suite 4-250, Menlo Park, California 94025.
(3)	Lightspeed Ultimate General Partner VIII, Ltd. is the general partner of Lightspeed General Partner VIII, L.P, which is the general partner of Lightspeed Venture Partners VIII, L.P. As such, Lightspeed Ultimate General Partner VIII, Ltd. possesses power to direct the voting and disposition of the shares owned by Lightspeed Venture Partners VIII, L.P. and may be deemed to have indirect beneficial ownership of the shares held by Lightspeed Venture Partners VIII, L.P. Christopher J. Schaepe, Barry Eggers, Ravi Mhatre and Peter Nieh are the directors of Lightspeed Ultimate General Partner VIII, Ltd. and possess power to direct the voting and disposition of the shares owned by Lightspeed Venture Partners VIII, L.P. and may be deemed to have indirect beneficial ownership of the shares held by Lightspeed Venture Partners VIII, L.P. Jerry M. Kennelly, a member of our board of directors, is a general partner of Kennelly Partners, L.P., which is a limited partner in Lightspeed Venture Partners VIII, L.P., as reflected in footnote (11). The address for Lightspeed Ultimate General Partner VIII, Ltd. is 2200 Sand Hill Road, Menlo Park, California 94025.
(4)	Represents (i) 900,066 shares of common stock held directly by Mr. Vasudevan and (ii) 2,657,000 shares of common stock issuable to Mr. Vasudevan pursuant to options exercisable within 60 days of July 31, 2013.
(5)	Represents (i) 4,509,000 shares of common stock held directly by Mr. Mehta, 21,429 shares of which are unvested and are subject to our right of repurchase; (ii) 600,000 shares held in the Jai Vir Mehta 2012 GST Trust, of which Mr. Mehta is a co-trustee; (iii) 750,000 shares held in the Jai Vir Mehta Trust, of which Mr. Mehta is a co-trustee; (iv) 600,000 shares held in the Kimaya Jia Mehta 2012 GST Trust, of which Mr. Mehta is a co-trustee; (v) 750,000 shares held in the Kimaya Jia Mehta Trust, of which Mr. Mehta is a co-trustee; and (vi) 200,000 shares of common stock issuable to Mr. Mehta pursuant to options exercisable within 60 days of July 31, 2013. Mr. Mehta is a limited partner in Accel Growth Fund II Strategic Partners L.P., as reflected in footnote (1). Mr. Mehta does not beneficially own the shares referenced in footnote (1).

(footnotes continued on next page)

(6)	Represents (i) 4,996,578 shares of common stock held directly by Dr. Maheshwari, (ii) 1,500,000 shares held in the Maheshwari Children’s Trust, of which Dr. Maheshwari is a co-trustee, and (iii) 457,143 shares of common stock issuable to Dr. Maheshwari pursuant to options exercisable within 60 days of July 31, 2013.
(7)	Represents (i) 500,000 shares of common stock held in the Singh Family Trust, of which Mr. Singh is a co-trustee, 341,250 shares of which are unvested and are subject to our right of repurchase; (ii) 65,000 shares of common stock held in the Anup V. Singh 2013 Grantor Retained Annuity Trust, of which Mr. Singh is a co-trustee; (iii) 65,000 shares of common stock held in the Monisha Singh 2013 Grantor Retained Annuity Trust, of which Mr. Singh is a co-trustee; and (iv) 25,000 shares of common stock issuable to Mr. Singh pursuant to options exercisable within 60 days of July 31, 2013.
(8)	Represents (i) 399,582 shares of common stock held directly by Mr. Muñoz and (ii) 411,500 shares of common stock issuable to Mr. Muñoz pursuant to options exercisable within 60 days of July 31, 2013.
(9)	Represents shares of common stock issuable to Mr. Calderoni pursuant to options exercisable within 60 days of July 31, 2013.
(10)	See footnote (2) above regarding Mr. Goetz’s relationship to funds affiliated with Sequoia Capital.
(11)	Represents 100,000 shares of common stock held in The Kennelly Family Delaware Dynasty Trust, of which Mr. Kennelly is a co-trustee, 87,500 shares of which are unvested and are subject to our right of repurchase. Mr. Kennelly is a general partner of Kennelly Partners, L.P., which is a limited partner in each of (i) AGFSP and A9SP, as reflected in footnote (1), and (ii) Lightspeed Venture Partners VIII, L.P., as reflected in footnote (3). Mr. Kennelly does not beneficially own the shares referenced in footnotes (1) and (3).
(12)	See footnote (1) above regarding Mr. Li’s relationship to funds affiliated with Accel Partners.
(13)	Represents 60,000 shares held in the William J. and Marilee J. Schroeder Revocable Trust dated 11-1-1993, of which Mr. Schroeder is a co-trustee, 53,750 shares of which are unvested and are subject to our right of repurchase.
(14)	Represents (i) 42,005,664 shares of issued and outstanding stock, 503,929 shares of which are unvested and are subject to our right of repurchase and (ii) 4,540,142 shares of common stock that our directors and executive officers as a group have the right to acquire from us within 60 days of July 31, 2013 pursuant to the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of                  shares of common stock, $0.001 par value per share, and                  shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Pursuant to the provisions of our certificate of incorporation all of the outstanding convertible preferred stock will automatically convert into common stock in connection with the completion of this offering. Assuming the effectiveness of this conversion as of July 31, 2013, there were 61,835,683 shares of our common stock issued, held by approximately 203 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” above.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to the provisions of our certificate of incorporation, all of our outstanding redeemable convertible preferred stock will automatically convert into common stock immediately upon (i) the closing of a firmly underwritten public offering of our common stock that results in a per share price of at least $5.01 (as adjusted for stock splits, dividends or recapitalizations) and gross cash proceeds (before underwriting discounts, commissions and fees) of at least $20.0 million or (ii) at any time upon the affirmative election of the holders of a majority of the outstanding shares of our redeemable convertible preferred stock. As a result, each currently outstanding share of redeemable convertible preferred stock will be converted into one share of common stock in connection with the completion of this offering.

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options and Restricted Stock Units

As of July 31, 2013, we had outstanding options to purchase an aggregate 15,452,223 shares of our common stock, with a weighted-average exercise price of $2.37, and 75,000 RSUs.

Registration Rights

Following the completion of this offering, the holders of shares of our common stock issuable upon conversion of our redeemable convertible preferred stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, short-form registration rights and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, all fees, costs and expenses of underwritten registrations, including fees and disbursements of special counsel to the selling stockholders not to exceed $25,000, will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate three years following the completion of this offering or, with respect to any particular stockholder, at such time as that stockholder holds less than one percent of our outstanding stock, we have completed this offering and such stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

The holders of an aggregate of 38,867,647 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale, if the amount of registrable securities to be registered includes at least a majority of all registrable securities then outstanding. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement for up to 120 days in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including at any time earlier than 180 days after the effective date of this offering.

Form S-3 Registration Rights

The holders of an aggregate of 38,867,647 shares of our common stock or their permitted transferees are also entitled to short-form registration rights. The holders of then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The stockholders may require us to effect at most two registration statements on Form S-3. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for a total cumulative period of not more than 120 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of an aggregate of 38,867,647 shares of our common stock or their permitted transferees having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to a corporate reorganization or a registration related to stock issued upon conversion of debt securities. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, first, to the company for its own account and, second, pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 30% of the total shares covered by the registration statement, other than in the initial public offering.

Redemption

The holders of a majority of the outstanding shares of redeemable convertible preferred stock, voting together as a separate class on an as-if-converted basis, may require us to redeem all of the outstanding redeemable convertible preferred stock in three annual installments beginning not prior to the fifth anniversary of the original issue date of our Series E redeemable convertible preferred stock, and ending on the date two years from such first redemption date. We are obligated to pay in cash a sum equal to the original issue price per share of redeemable convertible preferred stock (as adjusted for any stock dividends, combinations, splits, or recapitalizations) plus declared and unpaid dividends with respect to such shares. The number of shares of redeemable convertible preferred stock that we are required to redeem on any one redemption date is equal to the amount determined by dividing

(a) the aggregate number of shares of redeemable convertible preferred stock outstanding immediately prior to the first redemption date by (b) the number of remaining redemption dates (including the redemption date to which such calculation applies). If we do not have sufficient funds legally available to redeem all shares to be redeemed at the redemption date, the maximum possible number of shares must be redeemed ratably among the holders of such shares based upon their holdings of redeemable convertible preferred stock, and the remaining shares will be redeemed as soon as sufficient funds are legally available. In the event that shares of redeemable convertible preferred stock are not redeemed due to our default in payment or because we do not have sufficient legally available funds, such shares of redeemable convertible preferred stock shall remain outstanding and entitled to all the rights and preferences provided herein until redeemed. Through July 31, 2013, no redeemable convertible preferred stock has been presented to us for redemption. Under our restated certificate of incorporation, our common stock will not be subject to redemption.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaws Provisions

Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•

Board of Directors Vacancies.    Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board.    Our restated certificate of incorporation and restated bylaws will provide that our board is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board Composition.”

•

Stockholder Action; Special Meetings of Stockholders.    Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Amendment of Charter Provisions.    Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•

Issuance of Undesignated Preferred Stock.    Our board of directors has the authority, without further action by the stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•

Choice of Forum.    Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Exchange Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “NMBL”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the closing of this offering, we will have a total of                  shares of our common stock outstanding, based on the 61,835,683 shares of our capital stock outstanding as of July 31, 2013. Of these outstanding shares, all of the                  shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, could only be sold in compliance with Rule 144.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, and based on an assumed offering date of                 , shares will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

•

Beginning 181 days after the date of this prospectus,                 additional shares will become eligible for sale in the public market, of which                 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and                 shares will be unvested and subject to our right of repurchase.

Lock-Up/Market Standoff Agreements

All of our directors and officers and substantially all of our security holders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options and Restricted Stock Units

As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and RSUs and the shares of our common stock reserved for issuance under our stock plans. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the 15,452,223 shares of our common stock that were subject to stock options outstanding as of July 31, 2013, options to purchase 4,082,664 shares of common stock were vested as of July 31, 2013. Of the 75,000 shares of our common stock that were subject to RSUs outstanding as of July 31, 2013, no shares of common stock were vested as of July 31, 2013. Shares of our common stock underlying outstanding options and RSUs will not be eligible for sale until expiration of the 180 day lock-up and market standoff agreements to which they are subject.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (as defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or medicare contribution tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•

a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen that is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Dividends

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form

W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the discussion below regarding the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “—Dividends” will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (including U.S. source dividends and the gross proceeds from the sale or other disposition of U.S. stock) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements. The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) dividends on our common stock that are paid after June 30, 2014 and (ii) gross proceeds from the disposition of our common stock paid after December 31, 2016.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Pacific Crest Securities LLC
William Blair & Company, L.L.C.
Stifel, Nicolaus & Company, Incorporated
Oppenheimer & Co. Inc.
Needham & Company, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock have agreed, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any grants under existing employee benefit plans and other customary exceptions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the New York Stock Exchange under the symbol “NMBL”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may in the future perform various financial advisory or investment banking services for us, for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Residents of Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Residents of Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at January 31, 2013 and 2012, and for each of the three years in the period ended January 31, 2013, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Nimble Storage, Inc.

We have audited the accompanying consolidated balance sheets of Nimble Storage, Inc. as of January 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended January 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nimble Storage, Inc. at January 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California

August 19, 2013

Nimble Storage, Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	As of January 31		As of July 31, 2013	Pro Forma Stockholders’ Equity as of July 31, 2013
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$28,796	$49,205	$36,720
Restricted cash	400	—	—
Accounts receivable, net of allowance for doubtful accounts of $49, $20 and $183 as of January 31, 2012 and 2013 and July 31, 2013 (unaudited)	4,538	13,725	15,062
Inventories	1,737	4,359	6,111
Prepaid expenses and other current assets	724	1,153	2,075

Total current assets	36,195	68,442	59,968
Property and equipment, net	1,225	4,061	5,919
Restricted cash, non-current	—	—	3,900
Other long-term assets	—	60	758

Total assets	$37,420	$72,563	$70,545

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$2,149	$6,467	$7,281
Accrued compensation and benefits	2,104	6,773	6,059
Deferred revenue, current portion	1,168	5,465	9,888
Other current liabilities	987	902	3,340

Total current liabilities	6,408	19,607	26,568
Deferred revenue, non-current portion	860	5,431	10,043
Other long-term liabilities	1,972	2,628	4,610

Total liabilities	9,240	27,666	41,221

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, par value of $0.001 per share; 34,992, 39,320 and 39,320 shares authorized as of January 31, 2012 and 2013 and July 31, 2013 (unaudited); 34,620, 38,868 and 38,868 shares issued and outstanding with aggregate liquidation preference of $58,051, $98,751 and $98,751 as of January 31, 2012 and 2013 and July 31, 2013 (unaudited); no shares issued and outstanding, pro forma (unaudited)	57,921	98,559	98,580	$—
Stockholders’ (deficit) equity:
Common stock, par value of $0.001 per share; 66,000, 79,227 and 87,227 shares authorized as of January 31, 2012 and 2013 and July 31, 2013 (unaudited); 19,128, 21,388 and 22,968 shares issued and outstanding as of January 31, 2012 and 2013 and July 31, 2013 (unaudited); and 61,836 shares issued and outstanding, pro forma (unaudited)	11	17	19	62
Additional paid-in capital	1,403	5,835	10,108	108,645
Notes receivable from stockholders	(1,043)	(1,562)	(1,571)	(1,571)
Accumulated other comprehensive income (loss)	—	17	(9)	(9)
Accumulated deficit	(30,112)	(57,969)	(77,803)	(77,803)

Total stockholders’ (deficit) equity	(29,741)	(53,662)	(69,256)	29,324

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$37,420	$72,563	$70,545	$70,545

See notes to consolidated financial statements.

Nimble Storage, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
Revenue:
Product	$1,632	$13,113	$49,765	$17,731	$45,766
Support and service	49	900	4,075	1,378	4,836

Total revenue	1,681	14,013	53,840	19,109	50,602
Cost of revenue:
Product	604	5,233	17,266	6,073	15,375
Support and service	230	1,045	3,184	995	3,466

Total cost of revenue	834	6,278	20,450	7,068	18,841

Gross profit	847	7,735	33,390	12,041	31,761
Operating expenses:
Research and development	4,415	7,903	16,135	6,714	14,376
Sales and marketing	2,934	12,863	39,851	13,868	31,428
General and administrative	325	3,756	5,168	1,999	5,342

Total operating expenses	7,674	24,522	61,154	22,581	51,146

Loss from operations	(6,827)	(16,787)	(27,764)	(10,540)	(19,385)
Interest income	5	6	32	12	22
Other expense, net	—	(4)	(26)	(28)	(295)

Loss before provision for income taxes	(6,822)	(16,785)	(27,758)	(10,556)	(19,658)
Provision for income taxes	—	5	99	12	176

Net loss	(6,822)	(16,790)	(27,857)	(10,568)	(19,834)
Accretion of redeemable convertible preferred stock	(16)	(23)	(34)	(14)	(21)

Net loss attributable to common stockholders	$(6,838)	$(16,813)	$(27,891)	$(10,582)	$(19,855)

Net loss per share attributable to common stockholders, basic and diluted	$(0.47)	$(1.04)	$(1.53)	$(0.60)	$(0.98)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	14,457	16,226	18,236	17,546	20,172

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.51)		$(0.34)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			54,887		59,040

See notes to consolidated financial statements.

Nimble Storage, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
Net loss	$(6,822)	$(16,790)	$(27,857)	$(10,568)	$(19,834)
Other comprehensive income, net of taxes:
Change in cumulative translation adjustment	—	—	17	5	(26)

Comprehensive loss	$(6,822)	$(16,790)	$(27,840)	$(10,563)	$(19,860)

See notes to consolidated financial statements.

Nimble Storage, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Accumu- lated Other Compre- hensive Income (Loss)	Accumu- lated Deficit	Total Stock- holders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 31, 2010	25,495	$16,967	14,026	$9	$(8)	$—	$—	$(6,500)	$(6,499)
Issuance of Series C redeemable convertible preferred stock for cash, net of issuance costs of $18	5,447	15,982	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	16	—	—	(16)	—	—	—	(16)
Issuance of common stock upon exercise stock options, net of repurchases	—	—	2,858	1	208	—	—	—	209
Stock-based compensation	—	—	—	—	104	—	—	—	104
Net loss	—	—	—	—	—	—	—	(6,822)	(6,822)

Balance as of January 31, 2011	30,942	32,965	16,884	10	288	—	—	(13,322)	(13,024)
Issuance of Series D redeemable convertible preferred stock for cash, net of issuance costs of $67	3,678	24,933	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	23	—	—	(23)	—	—	—	(23)
Issuance of common stock upon exercise stock options, net of repurchases	—	—	2,244	1	165	—	—	—	166
Notes receivable from stockholders	—	—	—	—	—	(1,043)	—	—	(1,043)
Vesting of early exercise of stock options	—	—	—	—	153	—	—	—	153
Stock-based compensation	—	—	—	—	820	—	—	—	820
Net loss	—	—	—	—	—	—	—	(16,790)	(16,790)

Balance as of January 31, 2012	34,620	57,921	19,128	11	1,403	(1,043)	—	(30,112)	(29,741)
Issuance of Series E redeemable convertible preferred stock for cash, net of issuance costs of $96	4,248	40,604	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	34	—	—	(34)	—	—	—	(34)
Issuance of common stock upon exercise stock options, net of repurchases	—	—	2,260	6	875	—	—	—	881
Notes receivable from stockholders	—	—	—	—	—	(519)	—	—	(519)
Vesting of early exercise of stock options	—	—	—	—	987	—	—	—	987
Stock-based compensation	—	—	—	—	2,604	—	—	—	2,604
Net loss	—	—	—	—	—	—	17	(27,857)	(27,840)

Balance as of January 31, 2013	38,868	98,559	21,388	17	5,835	(1,562)	17	(57,969)	(53,662)
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	21	—	—	(21)	—	—	—	(21)
Issuance of common stock upon stock option exercises, net of repurchases (unaudited)	—	—	1,580	2	694	—	—	—	696
Notes receivable from stockholders (unaudited)	—	—	—	—	—	(9)	—	—	(9)
Vesting of early exercise of equity awards (unaudited)	—	—	—	—	818	—	—	—	818
Stock-based compensation (unaudited)	—	—	—	—	2,782	—	—	—	2,782
Net loss (unaudited)	—	—	—	—	—	—	(26)	(19,834)	(19,860)

Balance as of July 31, 2013 (unaudited)	38,868	$98,580	22,968	$19	$10,108	$(1,571)	$(9)	$(77,803)	$(69,256)

See notes to consolidated financial statements.

Nimble Storage, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
Cash flows from operating activities:
Net loss	$(6,822)	$(16,790)	$(27,857)	$(10,568)	$(19,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	42	169	1,118	346	1,508
Stock-based compensation expense	104	820	2,604	1,035	2,782
Loss on disposal of property and equipment	—	—	—	—	33
Provision (recoveries) for allowance for doubtful accounts	—	49	—	(20)	163
Provision for excess and obsolete inventories	—	86	421	157	49
Changes in operating assets and liabilities:
Accounts receivable	(1,060)	(3,527)	(9,187)	(3,948)	(1,501)
Inventories	(405)	(1,418)	(3,043)	(629)	(1,801)
Prepaid expenses and other assets	(94)	(548)	(570)	(160)	(988)
Accounts payable	327	1,717	4,318	1,411	814
Deferred revenue	227	1,801	8,868	2,944	9,035
Accrued and other liabilities	97	2,800	4,574	(309)	1,084

Net cash used in operating activities	(7,584)	(14,841)	(18,754)	(9,741)	(8,656)
Cash flows from investing activities:
Purchase of property and equipment	(65)	(1,303)	(3,954)	(1,328)	(3,426)
Proceeds from sale of property and equipment	—	—	—	—	27
Change in restricted cash	(310)	20	400	—	(3,900)

Net cash used in investing activities	(375)	(1,283)	(3,554)	(1,328)	(7,299)
Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	15,982	24,933	40,604	(21)	—
Proceeds from exercise of stock options, net of repurchases	445	1,002	2,096	384	3,495

Net cash provided by financing activities	16,427	25,935	42,700	363	3,495
Foreign exchange impact on cash and cash equivalents	—	—	17	(6)	(25)

Net increase (decrease) in cash and cash equivalents	8,468	9,811	20,409	(10,712)	(12,485)
Cash and cash equivalents, beginning of period	10,517	18,985	28,796	28,796	49,205

Cash and cash equivalents, end of period	$18,985	$28,796	$49,205	$18,084	$36,720

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—	$—	$—	$—
Cash paid for interest	—	—	—	—	—
Supplemental disclosure of noncash investing and financing activities:
Issuance of employee loan for stock options exercised	$—	$1,042	$439	$439	$—
Vesting of early exercised stock options	—	153	987	160	818
Accretion of redeemable convertible preferred stock	16	23	34	14	21
Deferred offering costs	—	—	—	—	640

See notes to consolidated financial statements.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

1. Description of Business and Basis of Presentation

Description of Business

Nimble Storage, Inc. (the Company) was incorporated in the state of Delaware in November 2007. The Company has three wholly-owned foreign subsidiaries that were incorporated in August 2011, May 2012 and August 2012. The Company’s mission is to provide its customers with the industry’s most efficient data storage platform. The Company has designed and sells a flash-optimized hybrid storage platform that it believes is disrupting the market by enabling significant improvements in application performance and storage capacity with superior data protection, while simplifying business operations and lowering costs. With the combination of the Company’s file system, CASL, and its cloud-based storage management and support service, InfoSight, the Company’s platform serves a broad array of enterprises and cloud-based service providers, and the Company’s software and storage systems effectively handle mainstream applications, including virtual desktops, databases, email, collaboration and analytics. The Company is headquartered in San Jose, California, with employees in Australia, Canada, Germany, Singapore, Sweden, the Netherlands, France and the United Kingdom.

Basis of Presentation and Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the consolidated accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Stock Split

In October 2012, the Company effected a 3-for-2 stock split of all outstanding shares of the Company’s capital stock, including common stock and redeemable convertible preferred stock. Any fractional shares of common stock and redeemable convertible preferred stock resulting from the stock split were settled in cash equal to the fraction of a share of which the holder was entitled.

All shares, stock options and per share information presented in the consolidated financial statements has been adjusted to reflect the stock split on a retroactive basis for all periods presented and all share information is rounded down to the nearest whole share after reflecting the stock split.

Unaudited Pro Forma Consolidated Balance Sheet

Upon the completion of the initial public offering by the Company, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. Therefore, the July 31, 2013 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the outstanding redeemable convertible preferred stock into 38,867,647 shares of common stock as of that date.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of July 31, 2013 and the consolidated statements of operations, comprehensive loss and cash flows for the six months ended July 31, 2012 and 2013, and the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended July 31, 2013, and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s statement of financial position as of July 31, 2013 and its results of operations and cash flows for the six months ended July 31, 2012 and 2013. The results for the six months ended July 31, 2013 are not necessarily indicative of the results expected for the full fiscal year or any other period.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, the determination of the best estimated selling prices of deliverables included in multiple-deliverable revenue arrangements; the allowance for doubtful accounts; provision for excess or obsolete inventory; the useful lives of property and equipment; the warranty reserve; and the fair value of the Company’s common stock and stock options issued. Actual results could differ from these estimates.

Concentrations

The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are maintained primarily at one financial institution, and deposits may exceed the amount of insurance provided on such deposits. Risks associated with cash and cash equivalents are mitigated by banking with a creditworthy institution. The Company has not experienced any losses on its deposits of cash and cash equivalents.

As of and for the year ended January 31, 2013, of all of its customers, which include direct customers, value added resellers (VARs), and distributors, the Company had one customer that individually accounted for more than 10% of its total accounts receivable balance and more than 10% of its total revenue. The same customer individually accounted for more than 10% of total revenue in the year ended January 31, 2011 and the six months ended July 31, 2012 and 2013. As of and for the year ended January 31, 2012, of all of its customers, the Company had one customer that individually accounted for more than 10% of its total accounts receivable balance and no customers that individually accounted for more than 10% of total revenue. The Company performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectability of its accounts receivable, which takes into consideration specific customer creditworthiness and current economic trends. Of all of its customers, the following customers individually accounted for more than 10% of the Company’s accounts receivable and revenue at the end of and for each period presented:

	% of Accounts Receivable
	As of January 31,				As of July 31,
	2012		2013		2013
					(unaudited)
Customer A		*	18%		*
Customer B	11%			*	*

*	Represents less than 10%.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

	% of Revenue
	Year Ended January 31,					Six Months Ended July 31,
	2011		2012	2013		2012	2013
						(unaudited)
Customer A	25%		*	13%		12%	13%
Customer B		*	*		*	*		*

*	Represents less than 10%.

There are no concentrations of business transacted with a particular market that would severely impact the Company’s business in the near term. However, the Company currently relies on a few key contract manufacturers and suppliers to produce most of its products; any disruption or termination of these arrangements could materially adversely affect the Company’s operating results.

Foreign Currency Translation and Transactions

The functional currency of each of the Company’s foreign subsidiaries is its respective local currency. The Company translates all monetary assets and liabilities denominated in foreign currencies into U.S. dollars using the exchange rates in effect at the balance sheet dates and other assets and liabilities using historical exchange rates. Revenue and expenses are translated at average exchange rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive income, a separate component of stockholders’ deficit.

Foreign currency denominated transactions are initially recorded and re-measured at the end of each period using the applicable exchange rate in effect. Foreign currency re-measurement losses are recognized in other expense, net, in the consolidated statements of operations. Foreign currency re-measurement losses recognized were $0, $4,000 and $26,000 for the years ended January 31, 2011, 2012 and 2013 and $28,000 and $294,000 for the six months ended July 31, 2012 and 2013.

Fair Value

The carrying value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximates fair values.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist principally of cash accounts and investments in money market funds.

Restricted Cash

As of January 31, 2012, the restricted cash related to a condition of a purchase arrangement with a major vendor which required the Company to maintain a letter of credit at its bank, with the vendor named as the beneficiary. The restricted cash was used as collateral for the letter of credit, which allowed the Company to make ongoing purchases from the vendor on credit. The restricted cash related to the vendor agreement was released during the year ended January 31, 2013 and was no

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

longer outstanding thereafter. During the six months ended July 31, 2013, the Company entered into a new facility lease in which the Company is required to maintain a letter of credit of $3.9 million, with the landlord named as the beneficiary. These restricted cash balances have been excluded from the Company’s cash and cash equivalents balance and are classified as restricted cash on the Company’s consolidated balance sheets. The amount of restricted cash as of January 31, 2012 was $400,000 and was classified as current. The amount of restricted cash as of July 31, 2013 was $3.9 million and classified as non-current (see Note 6).

Accounts Receivable

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. An allowance for doubtful accounts is calculated based on the aging of the Company’s trade receivables, historical experience, and management judgment. The Company writes off trade receivables against the allowance when management determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of January 31, 2012 and 2013 and July 31, 2013, the allowance for doubtful accounts was $49,000, $20,000 and $183,000.

Inventories

Inventories consist primarily of raw materials related to component parts, finished goods, which include both inventory held for sale and service inventory held at service depots in support of customer service agreements, and customer evaluation inventory.

The following is a summary of the Company’s inventories by major category (in thousands):

	As of January 31,		As of July 31, 2013
	2012	2013
			(unaudited)
Raw materials	$775	$471	$599
Finished goods	299	2,255	3,759
Evaluation inventory	663	1,633	1,753

	$1,737	$4,359	$6,111

Inventory values are stated at the lower of cost (on a first-in, first-out method), or market value. A provision is recorded to adjust inventory to its estimated realizable value when inventory is determined to be in excess of anticipated demand or obsolete. In determining the provision, the Company also considers estimated recovery rates based on the nature of the inventory. Service inventory is written down to its net realizable value based upon the estimated loss of utility starting from the date the service inventory is placed in the service depots. Customer evaluation inventory is written down to its net realizable value based upon its estimated loss of utility, starting from 180 days after the unit is placed in the evaluation pool, which is the expected life of the finished goods in the evaluation pool.

The Company recorded inventory provisions of $0, $86,000, $421,000, $157,000 and $49,000 for the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Demonstration units are not sold and are transferred from inventory at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Property and Equipment	Useful Life
Computer equipment, lab equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term
Demonstration equipment	2 years

Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets

The Company evaluates events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of an asset, the Company records an impairment charge for the amount by which the carrying amount of the assets exceeds the fair value of the asset. Through July 31, 2013, the Company has not written down any of its long-lived assets as a result of impairment.

Warranties

The Company provides a standard one-year warranty for hardware components covering material defects in materials and workmanship. In addition, the Company provides a 90-day warranty on the embedded software in its products for non-conformance with documented specifications. The Company accrues for estimated warranty costs based upon historical experience, and periodically assesses the adequacy of its recorded warranty liability at the end of each period. These costs are expensed as incurred and included in cost of product revenue in the Company’s consolidated statements of operations. The warranty accrual at January 31, 2012 was zero, as prior to this date, the Company had a limited history of product sales and had not incurred any material warranty claims on its products.

The table below summarizes the activity in the warranty accrual (in thousands):

	Year Ended January 31,	Six Months Ended July 31,
	2013	2013
		(unaudited)
Beginning balance	$—	$275
Warranty expense for new warranties issued	676	553
Utilization of warranty obligation	(401)	(363)
Changes in estimates for pre-existing warranties	—	104

Ending balance	$275	$569

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

Revenue Recognition

The Company generates revenue from sales of software-enabled storage products and related support. The Company’s software that is integrated on the storage products is more than incidental, and functions together with the storage product to deliver its essential functionality. The Company also offers an optional support plan (typically one to five years). The support plan includes automated support (Proactive Wellness), bug fixes, updates and upgrades to product firmware and the Company’s management platform, including InfoSight, telephone support and expedited delivery times for replacement hardware parts. While support is not contractually mandatory, substantially all products shipped have been purchased together with a support plan. The Company also periodically sells optional installation services with its products that are not essential to the functionality of the storage product. Substantially all of the Company’s customer arrangements contain multiple deliverables. As a result, the Company accounts for the revenue for these sales in accordance with Accounting Standards Codification (ASC) 605-25 Revenue Recognition – Multiple Element Arrangements. Arrangements are divided into separate units of accounting based on whether the delivered items have stand-alone value. In its typical customer arrangements, the Company considers the following to be separate units of accounting: the storage product (together with the integrated software), support services and installation services. The Company has determined that each unit of accounting has stand-alone value because they are sold separately by the Company or could be resold by a customer on a stand-alone basis. The Company allocates the total consideration to all deliverables based on its determination of the units of accounting and their relative selling prices. As the Company has not yet established vendor-specific objective evidence (VSOE) or identified third-party evidence of fair value for its storage product (together with the integrated software) and installation services, it uses the best estimate of the selling price (BESP) of each deliverable to allocate the total arrangement fee among the separate units of accounting. The Company’s process to determine its BESP for its products and services is based on qualitative and quantitative considerations of multiple factors, which primarily include historical stand-alone sales, margin objectives, and discount behavior. Additional considerations are given to factors such as customer demographics, competitive alternatives, anticipated sales volume, costs to manufacture products or provide services, pricing practices, and market conditions. During the second quarter of the year ended January 31, 2013, the Company established VSOE of fair value for support services based on stand-alone renewals offered to its customers. As a result, beginning in the second quarter of the year ended January 31, 2013, the Company allocated the fair value of consideration related to support services based on VSOE of fair value for its support services. Prior to this change, the Company allocated consideration related to support services based on BESP. The effect of the change from BESP to VSOE of fair value for support services did not have a material impact on the allocation of consideration.

Revenue is recognized when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. The Company relies upon non-cancelable sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery Has Occurred. The Company uses shipping documents to verify delivery.

•	The Fee Is Fixed or Determinable. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability Is Reasonably Assured. The Company assesses collectability based on credit analysis and payment history.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

It is the Company’s practice to identify a direct customer or an end-customer from its VARs and distributors prior to shipment. Products are typically shipped directly to the direct customer or the end-customers of the Company’s VARs and distributors. Assuming all other revenue recognition criteria have been met, the Company generally recognizes revenue upon shipment, as title and risk of loss are transferred at that time. For certain VARs and distributors, title and risk of loss is transferred upon delivery to the end-customers and revenue is recognized after delivery has been completed. The Company’s arrangements with VARs and distributors do not contain rights of return, subsequent price discounts, price protection or other allowances for shipments completed.

The Company records amounts to be recognized during the twelve months following the balance sheet date in deferred revenue, current portion in the consolidated balance sheets, and the remainder in deferred revenue, non-current portion in the consolidated balance sheets. As of July 31, 2013 and January 31, 2013, the weighted average remaining contract period related to non-current deferred revenue was approximately 2.0 years.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees relating to the initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of July 31, 2013, the Company had capitalized $640,000 of deferred offering costs, which is classified as a noncurrent asset in the consolidated balance sheets. No amounts were deferred as of January 31, 2013.

Shipping Costs

Shipping charges billed to customers are included in product revenue and the related shipping and handling costs are included in cost of goods sold.

Research and Development

Research and development expense consists of personnel costs, including stock-based compensation expense, for the Company’s research and development personnel and product development costs, including engineering services, development software and hardware tools, depreciation of capital equipment and facility costs. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expense. Advertising costs for the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013 were $25,000, $45,000, $402,000, $146,000 and $442,000.

Stock-Based Compensation

The Company determines the fair value of its stock options on the date of grant utilizing the Black-Scholes-Merton option-pricing model, and is impacted by the fair value of its common stock, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected common stock price volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and expected dividend yield.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

The Company recognizes compensation expense for stock option grants on a straight-line basis over the period during which an employee is required to provide services in exchange for the option award (requisite service period). Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock-based compensation cost for restricted stock units (RSUs) is measured based on the fair value of the underlying shares on the date of grant. The RSUs generally vest over the requisite service period. The fair value of RSUs is determined by the estimated fair value of the Company’s common stock at the time of grant. Stock-based compensation expense is recognized at fair value and includes the impact of estimated forfeitures.

Options granted to nonemployees generally vest over a requisite service period of four years. Fair value for stock options issued to nonemployees is remeasured periodically over the vesting period.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the years in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Net Loss and Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. In the event a dividend is declared or paid on the Company’s common stock, holders of redeemable convertible preferred stock are entitled to a proportionate share of such dividend in proportion to the holders of common stock on an as-if converted basis. Under the two-class method, basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, less shares subject to repurchase. Net loss attributable to common stockholders is determined by allocating undistributed earnings between common and redeemable convertible preferred stockholders. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, redeemable convertible preferred stock, options to purchase common stock, repurchasable shares from early exercised options and unvested RSUs are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible redeemable preferred stock as the convertible redeemable preferred stock do not have a contractual obligation to share in the Company’s losses.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

The following table sets forth the computation of net loss per share (in thousands, except per share amounts):

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
Numerator:
Net loss	$(6,822)	$(16,790)	$(27,857)	$(10,568)	$(19,834)
Add: accretion of redeemable convertible preferred stock	(16)	(23)	(34)	(14)	(21)

Net loss attributable to common stockholders	$(6,838)	$(16,813)	$(27,891)	$(10,582)	$(19,855)

Denominator:
Weighted-average number of shares outstanding—basic and diluted	14,457	16,226	18,236	17,546	20,172

Net loss per share—basic and diluted	$(0.47)	$(1.04)	$(1.53)	$(0.60)	$(0.98)

The following outstanding options, unvested shares subject to repurchase, unvested RSUs and redeemable convertible preferred stock were excluded (as common stock equivalents) from the computation of diluted net loss per share for the periods presented as their effect would have been antidilutive (in thousands):

	As of January 31,			As of July 31,
	2011	2012	2013	2012	2013
				(unaudited)
Shares subject to options to purchase common stock	2,178	9,292	12,019	10,293	15,452
Unvested early exercised common shares	1,257	2,131	1,866	1,958	2,078
Unvested restricted stock units	—	—	—	—	75
Redeemable convertible preferred stock	30,942	34,620	38,868	34,620	38,868

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

In contemplation of an initial public offering, pro forma basic and diluted net loss per share have been computed to give effect, even if antidilutive, to the conversion of the Company’s redeemable convertible preferred stock into common stock as of the beginning of the period presented or the date of issue, if later.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

The following table shows our calculation of the unaudited pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31, 2013	Six Months Ended July 31, 2013
	(unaudited)
Net loss used to compute pro forma net loss per share:
Net loss attributable to common stockholders	$(27,891)	$(19,855)
Add: Accretion of redeemable convertible preferred stock	34	21

Net loss	$(27,857)	$(19,834)

Weighted-average shares used to compute pro forma net loss per share:
Weighted-average shares used to compute net loss per share, basic and diluted	18,236	20,172
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	36,651	38,868

Weighted-average shares used to compute pro forma net loss per share, basic and diluted	54,887	59,040

Pro forma net loss per share, basic and diluted	$(0.51)	$(0.34)

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. The Company adopted this accounting standard update on February 1, 2013 and the adoption did not have a significant impact on its consolidated financial position, results of operations, comprehensive loss, or cash flows.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, to measure the fair value:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

•	Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

The Company’s financial instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted prices in active markets.

As of January 31, 2012 and 2013 and July 31, 2013, financial assets stated at fair value on a recurring basis were comprised of money market funds included within cash and cash equivalents. The Company’s money market funds balance was $26.2 million, $41.7 million and $25.8 million as of January 31, 2012, January 31, 2013 and July 31, 2013.

4. Balance Sheet Components

Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	As of January 31,		As of July 31,
	2012	2013	2013
			(unaudited)
Computer equipment	$474	$1,249	$1,509
Lab equipment	599	2,499	4,483
Software	137	363	1,163
Furniture and fixtures	67	404	407
Leasehold improvements	198	352	366
Construction in progress	—	126	213
Demonstration equipment	—	436	608

Total property and equipment	1,475	5,429	8,749
Less: accumulated depreciation and amortization	(250)	(1,368)	(2,830)

Total property and equipment, net	$1,225	$4,061	$5,919

Depreciation and amortization expense related to property and equipment for the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013 was $42,000, $169,000, $1.1 million, $346,000 and $1.5 million.

5. Employee Loans

During the years ended January 31, 2011 and 2012, the Company issued full recourse loans to two employees to facilitate the exercise of their stock options. The first of these loans was issued in December 2011 with a principal amount of $1.0 million and bears interest at 1.3% per annum. The loan was contractually due and payable in full in December 2020 or upon such earlier date that the Company files a registration statement related to an initial public offering. The second of these loans was issued in June 2012 with a principal amount of $439,000 and bears interest at 2.3% per annum. The loan was contractually due and payable in full in June 2020 or upon such earlier date that the Company files a registration statement related to an initial public offering. The principal loan amount and the accrued interest are reported as a deduction from stockholders’ (deficit) equity on the Company’s consolidated balance sheets. As disclosed in Note 13, both of these loans were repaid in full in August 2013.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

6. Commitments and Contingencies

Leases

The Company leases its facility under various noncancelable operating leases with fixed rental payments. Rent expense totaled $200,000, $300,000, $497,000, $150,000 and $694,000 for the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013. As the Company’s headquarters lease to the facility is due to expire during the year ending January 31, 2014, the Company’s future minimum commitments under this operating lease as of January 31, 2013 were $696,000, which are due in the year ending January 31, 2014.

In April 2013, the Company entered into a new facility lease agreement. The 96-month lease commences on November 1, 2013 and provides 164,608 square feet space in San Jose, California. Total rent, including operating expenses, payable over the lease period is $35.5 million. As a condition of the lease agreement, the Company is required to maintain a letter of credit of $3.9 million, with the landlord named as the beneficiary. The Company has the option to extend the term of the lease for an additional period of 60 months. Future minimum commitments under this operating lease as of July 31, 2013 are as follows (in thousands) (unaudited):

Years ending January 31:
Remainder of 2014	$143
2015	3,051
2016	4,456
2017	4,567
2018	4,682
Thereafter	18,620

$35,519

Contingencies

From time to time, the Company is party to litigation and subject to claims that arise in the ordinary course of business, including actions with respect to employment claims and other matters. Although the results of litigation and claims are inherently unpredictable, the Company believes that the final outcome of such matters will not have a material adverse effect on the business, consolidated financial position, results of operations or cash flows.

On March 11, 2011, Nimbus Data Systems, Inc. filed a lawsuit in the United States District Court for the Northern District of California against the Company, alleging that the Company’s use of Nimble Storage as its trade name and trademark constitutes trademark infringement, unfair competition and false and misleading advertising. On April 23, 2012, the Company entered into a confidential settlement agreement related to this matter, resolving all claims brought against the Company without admission of fault or liability by either party. As of January 31, 2012, the Company accrued the settlement amount in other current liabilities within its consolidated balance sheet and recognized the related expense in general and administrative expense in the Company’s consolidated statement of operations. The settlement amount was paid on April 23, 2012.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

Indemnification

Some of the Company’s sales contracts require the Company to indemnify its customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay judgments entered on such claims. The Company’s exposure under these indemnification provisions is generally limited to the total amount paid by the customer under the contract. However, certain contracts include indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the contract. In addition, the Company indemnifies its officers, directors, and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under any indemnification provisions.

Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers to provide manufacturing services for products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by the Company or that establish the parameters defining the requirements. These agreements generally do not include any legally binding minimum commitment obligations. As of January 31, 2013 and July 31, 2013, the Company had $1.8 million in two non-cancelable three-year software license and service agreements for the internal use of software and services for customer relationship management and desktop applications.

7. Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is issuable in series. The number of authorized, issued and outstanding shares of redeemable convertible preferred stock, the issuance date, net proceeds and the aggregate liquidation preferences for the redeemable convertible preferred stock as of January 31, 2013 and July 31, 2013, are as follows (dollars in thousands):

Series	Date Issued	Number of Shares Authorized	Number of Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Aggregate Liquidation Preference
A	December 2007	17,242,102	17,242,102	$8,733	$8,776
B	December 2008	8,252,988	8,252,988	8,211	8,275
C	November 2010	5,447,113	5,447,113	15,982	16,000
D	July 2011	3,677,903	3,677,903	24,933	25,000
E	August 2012	4,700,000	4,247,541	40,604	40,700

Total		39,320,106	38,867,647	$98,463	$98,751

As of January 31, 2013 and July 31, 2013, the significant terms applicable to the redeemable convertible preferred stock were as follows:

Dividends

The holders of shares of the redeemable convertible preferred stock, in preference and priority to the holders of common stock and any other class or series of securities ranking junior to the preferred stock, are entitled to receive, when declared by the Company’s Board of Directors (the Board),

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

noncumulative cash dividends at the rate of 8% of the original issue price per annum on each outstanding share of preferred stock. The Company may not declare or pay any dividends on shares of one series of preferred stock without declaring and paying an equivalent dividend on shares of all series of preferred stock. In the event dividends are paid on any share of common stock, the Company shall pay an additional dividend on all outstanding shares of preferred stock in a per share amount equal (on an as-if-converted-to-common-stock basis) to the amount paid or set aside for each share of common stock.

As of January 31, 2013 and July 31, 2013, no dividends had been declared.

Voting Rights

Each holder of redeemable convertible preferred stock is entitled to one vote for each share of common stock into which the shares of redeemable convertible preferred stock held by such holder are then convertible.

For so long as at least 6,000,000 shares of Series A redeemable convertible preferred stock remain outstanding, the holders of Series A redeemable convertible preferred stock, voting as a separate class, are entitled to elect two members of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The holders of common stock and redeemable convertible preferred stock, voting together as a single class on an as-if-converted basis, are entitled to elect all remaining members of the Board.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, a consolidation or merger involving a change of control of the Company, or a conveyance of substantially all of the Company’s assets, before any distribution or payment is made to the holders of any common stock, the holders of shares of redeemable convertible preferred stock are entitled to be paid out of the assets of the Company, an amount per share equal to the applicable original issue price plus all declared but unpaid dividends, if any, on such preferred stock. After the payment of the full liquidation preference of the preferred stock as set forth above, the remaining assets of the Company legally available for distribution, if any, are distributed ratably to the holders of the common stock in proportion to the number of shares held by such holders.

If, upon any such liquidation event, the assets of the Company are insufficient to make payment in full to all holders of preferred stock of the liquidation preference, then such assets will be distributed ratably to the holders of preferred stock in proportion to the full liquidation preference owed to such holders.

Conversion

Any shares of the redeemable convertible preferred stock may, at the option of the preferred stockholder, be converted at any time into fully paid and nonassessable shares of common stock. The conversion occurs at an initial conversion rate of one-for-one, as determined by dividing the applicable original issue price by the applicable conversion price, subject to certain antidilution adjustments. Conversion of the redeemable convertible preferred stock is automatic: (i) immediately upon the closing of a firmly underwritten public offering of the Company’s common stock that results in a per share price of at least $5.01 (as adjusted for stock splits, dividends or recapitalizations) and gross cash

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

proceeds (before underwriting discounts, commissions and fees) of at least $20.0 million; or (ii) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the redeemable convertible preferred stock.

Redemption

The holders of a majority of the outstanding shares of redeemable convertible preferred stock, voting together as a separate class on an as-if-converted basis, may require the Company to redeem all of the outstanding redeemable convertible preferred stock in three annual installments beginning not prior to the fifth anniversary of the original issue date of the Series E redeemable convertible preferred stock, and ending on the date two years from such first redemption date. The Company is obligated to pay in cash a sum equal to the original issue price per share of redeemable convertible preferred stock (as adjusted for any stock dividends, combinations, splits, or recapitalizations) plus declared and unpaid dividends with respect to such shares. The number of shares of redeemable convertible preferred stock that the Company is required to redeem on any one redemption date is equal to the amount determined by dividing (a) the aggregate number of shares of redeemable convertible preferred stock outstanding immediately prior to the redemption date by (b) the number of remaining redemption dates (including the redemption date to which such calculation applies). As a result, the Company is required to accrete the carrying value of the redeemable convertible preferred stock to its redemption value over the period from issuance through the redemption date. As a result, the Company recorded preferred stock accretion of $16,000, $23,000, $34,000, $14,000 and $21,000 during the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013. The accretion charges do not impact the Company’s net loss but are instead recognized as a charge to additional paid-in capital and an increase to net loss attributable to common stockholders for purposes of calculating net loss per share for the respective periods.

If the Company does not have sufficient funds legally available to redeem all shares to be redeemed at the redemption date, the maximum possible number of shares is redeemed ratably among the holders of such shares based upon their holdings of redeemable convertible preferred stock, and the remaining shares will be redeemed as soon as sufficient funds are legally available. In the event that shares of redeemable convertible preferred stock are not redeemed due to a default in payment by the Company or because the Company does not have sufficient legally available funds, such shares of redeemable convertible preferred stock shall remain outstanding and entitled to all the rights and preferences provided herein until redeemed. No redeemable convertible preferred stock was eligible for redemption as of January 31, 2013 or July 31, 2013.

8. Common Stock

As of January 31, 2013 and July 31, 2013, there were 79,227,000 and 87,227,000 shares of common stock authorized with a par value of $0.001 per share. The Company has reserved the following shares of authorized but unissued common stock:

	As of January 31, 2013	As of July 31, 2013
Issued and outstanding stock options	12,018,979	15,452,223
Unvested restricted stock units	—	75,000
Future grants of equity awards	205,880	3,117,888
Conversion of redeemable convertible preferred stock	38,867,647	38,867,647

	51,092,506	57,512,758

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

During the six months ended July 31, 2013, the Company repurchased 8,437 early exercised shares of outstanding common stock from stockholders at a weighted-average price of $0.59 per share for an aggregate purchase price of $5,000. During the year ended January 31, 2013, the Company repurchased 17,844 shares of outstanding common stock from stockholders at a weighted-average price of $1.34 per share for an aggregate purchase price of $24,000. During the year ended January 31, 2012, the Company repurchased 64,220 shares of outstanding common stock from stockholders at a weighted-average price of $0.20 per share for an aggregate purchase price of $13,000. The common stock repurchased is removed from common stock outstanding, is not held in treasury stock, and is available for reissuance.

9. 2008 Equity Incentive Plan

In May 2008, the Company adopted the 2008 Equity Incentive Plan (the Plan) for the benefit of its eligible employees, consultants, and independent directors. The Plan provides for the grant of stock awards, including incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and RSUs. The Company grants stock options with an exercise price equal to the fair market value of its common stock on the date of the grant, as determined by the Board. The Company’s equity awards vest over a period of time as determined by the Board and expire no later than 10 years from the date of grant, Grants to new employees generally vest over a four-year period, at a rate of 25% one year from the date the optionee’s service period begins and 1/48 monthly thereafter.

Early Exercises of Stock Options

Stock options granted under the Plan provide employee option holders, if approved by the Board, the right to exercise unvested options in exchange for restricted common stock, which is subject to a repurchase right held by the Company at the lower of (i) the fair market value of its common stock on the date of repurchase or (ii) the original purchase price. Early exercises of options are not deemed to be substantive exercises for accounting purposes and accordingly, amounts received for early exercises are recorded as a liability. As of January 31, 2012 and 2013 and July 31, 2013, there were 2,131,053, 1,866,042, and 2,078,210 shares subject to repurchase related to stock options early exercised and unvested. These amounts are reclassified to common stock and additional paid-in capital as the underlying shares vest. As of January 31, 2012 and 2013 and July 31, 2013, the Company recorded a liability related to these shares subject to repurchase in the amount of $2.0 million, $2.6 million and $4.6 million within other long-term liabilities in its consolidated balance sheets.

Fair Value of Common Stock

Given the absence of a public trading market, the Company’s Board of Directors considered numerous objective and subjective factors to determine the fair value of common stock at each grant date. These factors included, but were not limited to, (i) contemporaneous valuations of common stock performed by unrelated third-party specialists; (ii) the prices for the preferred stock sold to outside investors; (iii) the rights, preferences and privileges of the preferred stock relative to the common stock; (iv) the lack of marketability of the Company’s common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our Company, given prevailing market conditions.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

Stock Options and RSUs

The following is a summary of the activity under the Plan:

		Shares Subject to Options Outstanding		Outstanding RSUs
	Shares Available for Grant	Shares Subject to Outstanding Options	Weighted- Average Exercise Price	Outstanding RSUs	Weighted- Average Grant Date Fair Value
Balance as of January 31, 2012	4,792,655	9,292,384	$0.91	—	$—
Additional options authorized for issuance	400,000	—		—	—
Options granted	(5,713,351)	5,713,351	2.39	—	—
Options exercised	—	(2,278,024)	1.12	—	—
Options forfeited or canceled	708,732	(708,732)	1.35	—	—
Options repurchased	17,844	—		—	—

Balance as of January 31, 2013	205,880	12,018,979	$1.55	—	—
Additional options authorized for issuance (unaudited)	8,000,000	—		—	—
Options granted (unaudited)	(5,486,676)	5,486,676	4.11	—	—
RSUs granted (unaudited)	(75,000)	—	N/A	75,000	4.71
Options exercised (unaudited)	—	(1,588,185)	2.20	—	—
Options canceled (unaudited)	465,247	(465,247)	2.26	—	—
Options repurchased (unaudited)	8,437	—		—	—

Balance as of July 31, 2013 (unaudited)	3,117,888	15,452,223	$2.37	75,000	$4.71

The following table summarizes information about the Plan’s stock options outstanding as of January 31, 2013 and July 31, 2013:

	Shares Subject to Options Outstanding
	Number of Shares Subject to Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(years)	(in thousands)
Vested and expected to vest as of January 31, 2013	10,461,979	$1.49	8.61	$23,568
Exercisable as of January 31, 2013	11,978,666	1.55	8.67	26,278
Vested and expected to vest as of July 31, 2013	13,427,781	2.25	8.57	67,297
Exercisable as of July 31, 2013	15,452,223	2.37	8.66	71,058

The options exercisable as of January 31, 2013 and July 31, 2013 include options that are exercisable prior to vesting. The intrinsic value of options vested and expected to vest and exercisable as of January 31, 2013 is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of January 31, 2013. The intrinsic value of exercised options for the years ended January 31, 2011, 2012 and 2013, and the six months ended July 31, 2012 and 2013 is $100,000, $1.4 million, $2.5 million, $1.3 million and $3.3 million and is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of the exercise date.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

The fair value of stock options that vested in the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013 is $100,000, $300,000, $2.4 million, $777,000 and $1.8 million.

Stock-Based Compensation

The following table summarizes the components of stock-based compensation expense (in thousands):

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
Cost of product revenue	$—	$10	$48	$8	$78
Cost of support and service revenue	5	31	114	46	131
Research and development	46	268	874	348	914
Sales and marketing	37	244	1,029	397	1,121
General and administrative	16	267	539	236	538

Total stock-based compensation expense	$104	$820	$2,604	$1,035	$2,782

The weighted-average fair value of options granted was $0.17, $0.61, $1.33, $0.95 and $2.29 per share for the years ended January 31, 2011, 2012 and 2013 and the six months ended July 31, 2012 and 2013.

As of January 31, 2013 and July 31, 2013, there was $8.3 million and $16.4 million of unrecognized stock-based compensation expense that will be recognized over the remaining weighted-average period of 3.2 and 3.3 years.

The Company estimated the fair value of employee stock options using a Black-Scholes-Merton option-valuation model with the following assumptions:

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
Expected term (in years)	6.0	6.0	5.8	5.9	5.8
Volatility	60%	61%	62%	63%	62%
Risk-free interest rate	1.7% - 2.9%	0.9% - 2.5%	0.6% - 3.6%	0.9% - 1.24%	0.9% - 1.15%
Dividend yield	0%	0%	0%	0%	0%

Expected Term.    Given the Company’s limited historical exercise behavior, the expected term of options granted was determined using the “simplified” method. Under this approach, the expected term is presumed to be the average of the vesting term and the contractual term of the option.

Expected Volatility.    Since the Company’s common stock is currently not publicly traded and therefore no historical data on volatility of its stock is available, the expected volatility used is based on volatility of similar entities. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage.

Risk-Free Interest Rate.    The risk-free rate that the Company uses is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the options.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

Dividend Yield.    The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the valuation model.

The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

10. 401(k) Plan

The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Although the plan provides for a discretionary employer matching contribution, to date the Company has not made such a contribution on behalf of employees.

11. Income Taxes

The provision for income taxes is based upon the loss before provision for income taxes as follows (in thousands):

	Year Ended January 31,
	2011	2012	2013
U.S. operations	$(6,822)	$(16,805)	$(27,972)
Non-U.S. operations	—	20	214

	$(6,822)	$(16,785)	$(27,758)

The Company did not have a tax provision for the year ended January 31, 2011. The Company’s provision for income taxes of $5,000 for the year ended January 31, 2012 consisted of current foreign taxes. The Company’s provision for income taxes of $99,000 for the year ended January 31, 2013 consisted of current foreign taxes and current state taxes.

The Company’s effective tax rate differs from the U.S. federal statutory tax rate due to the following (in thousands):

	Year Ended January 31,
	2011	2012	2013
U.S. federal taxes at statutory tax rate	$(2,319)	$(5,707)	$(9,438)
State taxes, net of federal benefit	(398)	(998)	(1,414)
Nondeductible expenses	109	165	187
Nondeductible stock-based compensation	35	298	689
Research and development credits	(275)	(305)	(855)
Change in valuation allowance	2,848	6,552	10,930

Provision for income taxes	$—	$5	$99

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

The significant components of net deferred tax assets were as follows (in thousands):

	As of January 31,
	2012	2013
Deferred tax assets:
Net operating losses	$10,476	$19,045
Depreciation and amortization	—	453
Accruals and reserves	750	1,636
Tax credit	970	1,991

Gross deferred tax assets	12,196	23,125
Deferred tax liabilities	(1)	—

Net deferred tax assets prior to valuation allowance	12,195	23,125
Valuation allowance	(12,195)	(23,125)

Total net deferred tax assets	$—	$—

The valuation allowance increased by $2.8 million, $6.6 million and $10.9 million during the years ended January 31, 2011, 2012 and 2013. Management has recorded a full valuation allowance against net deferred tax assets as it is more likely than not that the assets will not be realized based on the Company’s history of losses.

As of January 31, 2013, the Company had net operating loss carryforwards and research and development credits as follows (in thousands):

	Amount	Expiration Year
Net operating losses, federal	$49,085	2028
Net operating losses, state	46,435	2028
Research and development credits, federal	1,198	2028
Research and development credits, state	1,202	Indefinite

The Company uses the ‘with-and-without’ approach to determine the recognition and measurement of excess tax benefits. Accordingly, the Company has elected to recognize excess income tax benefits from stock option exercises in additional paid in capital only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the Company. As of January 31, 2013, the amount of such excess tax benefits from stock options included in net operating losses was $0.5 million and $0.3 million for federal and California purposes. In addition, the Company has elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research and alternative minimum tax credits, through its statements of operations. Federal and California tax laws impose limitations on the utilization of net operating loss and credit carryforwards in the event of an “ownership change” for tax purposes, as defined in Section 382 of the Internal Revenue Code. Accordingly, the Company’s ability to utilize these carryforwards may be limited as a result of such “ownership change.”

The Company has no present intention of remitting undistributed earnings of foreign subsidiaries and, accordingly, no deferred tax liability has been established relative to these earnings. As of January 31, 2013, the Company’s undistributed earnings of foreign subsidiaries was $145,000.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

The Company recognizes interest and penalties related to uncertain tax positions, if any, as a component of its income tax provision. The Company recognized no interest and penalties related to uncertain tax positions for the years ended January 31, 2011, 2012 and 2013.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits, before interest and penalties is as follows (in thousands):

Amount
Balance as of January 31, 2010	$220
Additions for tax positions related to prior year	—
Additions for tax positions related to current year	156
Reductions for tax positions related to prior year	—

Balance as of January 31, 2011	376
Additions for tax positions related to prior year	—
Additions for tax positions related to current year	172
Reductions for tax positions related to prior year	—

Balance as of January 31, 2012	548
Additions for tax positions related to prior year	—
Additions for tax positions related to current year	535
Reductions for tax positions related to prior year	—

Balance as of January 31, 2013	$1,083

The gross unrecognized tax benefits, if recognized, would not affect the effective tax rate as of January 31, 2012 and 2013. While it is often difficult to predict the final outcome of any particular uncertain tax position, the Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits as of January 31, 2013 will materially change in the next 12 months.

The Company files federal, state, and foreign income tax returns in many jurisdictions in the United States and abroad. For U.S. federal and state income tax purposes, the statute of limitations currently remains open for all years due to the Company’s NOL carryforwards. The Company is not currently under examination in any jurisdiction.

The Company recorded an income tax provision of $176,000 for the six months ended July 31, 2013. The income tax provision for six months ended July 31, 2013 reflects mainly income tax expense in non-U.S. jurisdictions. The Company continues to maintain a valuation allowance for its U.S. federal and state deferred tax assets.

12. Segments

The Company’s chief operating decision maker is its chief executive officer. The chief executive officer reviews consolidated financial information accompanied by information about revenue by product line for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, or operating results for levels or components. In addition, the majority of the Company’s operations and customers are located in the United States. As such, the Company has a single reporting segment and operating unit structure.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

Revenue by country or region, based on the mailing address of the customer, for the periods presented was as follows (in thousands):

	Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
United States	$1,681	$13,887	$49,330	$17,428	$43,763
EMEA	—	126	3,895	1,601	4,071
APAC	—	—	573	64	2,659
Other	—	—	42	16	109

Total revenue	$1,681	$14,013	$53,840	$19,109	$50,602

Long-lived assets located in the following countries and regions as of each period end were as follows (in thousands):

	As of January 31,		As of July 31, 2013
	2012	2013
			(unaudited)
United States	$1,225	$4,054	$5,914
Australia	—	7	5

Total long-lived assets	$1,225	$4,061	$5,919

13. Subsequent Events

For the consolidated financial statements as of January 31, 2012 and 2013, and for each of the three years ended January 31, 2013 and the interim period ended July 31, 2013, the Company has evaluated subsequent events through August 19, 2013, the date its consolidated financial statements were available to be issued.

In August 2013, the Company received $1.5 million related to the repayment of the entire outstanding principal and related accrued interest on its employee loans (see Note 5).

14. Subsequent Events (unaudited)

In September 2013, the board of directors of the Company established the 2013 Equity Incentive Plan, to be effective on the date immediately prior to the date the Company’s prospectus is declared effective by the SEC, and reserved the number of shares of common stock for future issuance under such plan equal to the lesser of 15,000,000 and the number of shares equal to 9% of the outstanding shares of common stock outstanding on a fully diluted basis, upon the consummation of the Company’s public offering.

In September 2013, the board of directors of the Company established the 2013 Employee Stock Purchase Plan, to be effective on the date the Company’s prospectus is declared effective by the SEC, and reserved the number of shares of common stock for future issuance under such plan equal to the lesser of 3,350,000 and the number of shares equal to 2% of the outstanding shares of common stock outstanding on a fully diluted basis, upon the consummation of the Company’s public offering.

Nimble Storage, Inc.

Notes to Consolidated Financial Statements

(Unaudited as of July 31, 2013 and the six months ended July 31, 2012 and 2013)

In October 2013, the Company entered into an agreement with Wells Fargo Bank, National Association (Wells Fargo) to provide a secured revolving credit facility (the Credit Facility) that allows the Company to borrow up to $15.0 million for general corporate purposes. Amounts outstanding under the Credit Facility will bear interest at Wells Fargo’s prime rate (3.25% as of October 1, 2013) with accrued interest payable on a monthly basis. In addition, the Company is obligated to pay a commitment fee of 0.20% per annum on the unused portion of the Credit Facility, with such fee payable on a quarterly basis. The Credit Facility expires in October 2014. Under the Credit Facility, the Company granted to Wells Fargo a first priority lien in the Company’s accounts receivable and other corporate assets and agreed to not pledge its intellectual property to other parties. As part of this agreement, the Company is subject to certain reporting and financial covenants. As of October 18, 2013, no amounts have been drawn against the Credit Facility.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

Amount Paid or to be Paid
SEC registration fee		$19,320
FINRA filing fee		23,000
New York Stock Exchange listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation to be effective in connection with the closing of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be effective upon the closing of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to the closing of this offering, the Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to Section 9 of the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement.	1.1
Form of Restated Certificate of Incorporation to be effective in connection with the closing of this offering.	3.2
Form of Restated Bylaws to be effective in connection with the closing of this offering.	3.4
Amended and Restated Investors Rights Agreement dated August 10, 2012 among the Registrant and certain of its stockholders, as amended.	4.2
Form of Indemnification Agreement.	10.1

Item 15. Recent Sales of Unregistered Securities.

Since August 1, 2010 and through July 31, 2013, the Registrant has issued and sold the following securities:

1. Since August 1, 2010 and through July 31, 2013, the Registrant has granted to its directors, officers, employees and consultants (a) options to purchase 21,389,539 shares of common stock under our 2008 Equity Incentive Plan with per share exercise prices ranging from $0.20 to $4.71 and (b) restricted stock units representing the right to receive 75,000 shares of common stock under our 2008 Equity Incentive Plan. In this same period, the Registrant issued 9,069,760 shares of common stock upon exercise of stock options by its officers, employees and consultants. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

2. In November 2010, the Registrant sold an aggregate of 5,447,113 shares of the Registrant’s Series C redeemable convertible preferred stock at a purchase price of $2.93733 per share for an aggregate purchase price of $16.0 million to eight purchasers that represented to the Registrant that they were accredited investors and qualified institutional buyers. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

3. In July 2011, the Registrant sold an aggregate of 3,677,903 shares of the Registrant’s Series D redeemable convertible preferred stock at a purchase price of $6.79733 per share for an aggregate purchase price of $25.0 million to 18 purchasers that represented to the Registrant that they were accredited investors and qualified institutional buyers. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

4. In August 2012, the Registrant sold an aggregate of 4,247,541 shares of the Registrant’s Series E redeemable convertible preferred stock at a purchase price of $9.582 per share for an aggregate purchase price of $40.7 million to 13 purchasers that represented to the Registrant that they were accredited investors and qualified institutional buyers. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer. All share numbers referred to are calculated following our 3-for-2 forward stock split, which became effective October 22, 2012.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation, as amended to date.

3.2†	Form of Restated Certificate of Incorporation to be effective in connection with the closing of this offering.

3.3	Restated Bylaws, as currently in effect.

3.4†	Form of Restated Bylaws to be effective in connection with the closing of this offering.

4.1†	Form of Common Stock Certificate.

4.2	Amended and Restated Investors Rights Agreement, dated August 10, 2012, by and among the Registrant and certain of its stockholders, as amended.

5.1†	Opinion of Fenwick & West LLP.

10.1†	Form of Indemnification Agreement.

10.2	2008 Equity Incentive Plan and forms of award agreements.

10.3	2013 Equity Incentive Plan, to become effective on the date immediately prior to the date the registration statement is declared effective, and forms of award agreements.

10.4†	2013 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and form of subscription agreement.

10.5	Offer Letter, accepted and agreed to January 3, 2011, by and between the Registrant and Suresh Vasudevan.

10.6	Offer Letter, accepted and agreed to October 22, 2011, by and between the Registrant and Anup Singh.

10.7	Offer Letter, accepted and agreed to February 5, 2010, by and between the Registrant and Michael Muñoz.

10.8	Office Lease, dated April 19, 2013, by and between the Registrant and RO Parkway Associates, LLC.

10.9	Change in Control Severance Policy.

10.10	Credit Agreement dated October 1, 2013, by and between the Registrant and Wells Fargo Bank, National Association.

10.11	Security Agreement dated October 1, 2013, by and between the Registrant and Wells Fargo Bank, National Association.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the 18th day of October 2013.

NIMBLE STORAGE, INC.

By:	/s/ Suresh Vasudevan
Suresh Vasudevan Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Suresh Vasudevan and Anup Singh, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Suresh Vasudevan Suresh Vasudevan	Chief Executive Officer and Director (Principal Executive Officer)	October 18, 2013

/s/ Anup Singh Anup Singh	Chief Financial Officer (Principal Accounting and Financial Officer)	October 18, 2013

/s/ Varun Mehta Varun Mehta	Founder, Vice President of Engineering and Director	October 18, 2013

/s/ Frank Calderoni Frank Calderoni	Director	October 18, 2013

/s/ James J. Goetz James J. Goetz	Director	October 18, 2013

/s/ Jerry M. Kennelly Jerry M. Kennelly	Director	October 18, 2013

/s/ Ping Li Ping Li	Director	October 18, 2013

/s/ William J. Schroeder William J. Schroeder	Director	October 18, 2013

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation, as amended to date.

3.2†	Form of Restated Certificate of Incorporation to be effective in connection with the closing of this offering.

3.3	Restated Bylaws, as currently in effect.

3.4†	Form of Restated Bylaws to be effective in connection with the closing of this offering.

4.1†	Form of Common Stock Certificate.

4.2	Amended and Restated Investors Rights Agreement, dated August 10, 2012, by and among the Registrant and certain of its stockholders, as amended.

5.1†	Opinion of Fenwick & West LLP.

10.1†	Form of Indemnification Agreement.

10.2	2008 Equity Incentive Plan and forms of award agreements.

10.3	2013 Equity Incentive Plan, to become effective on the date immediately prior to the date the registration statement is declared effective, and forms of award agreements.

10.4†	2013 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and form of subscription agreement.

10.5	Offer Letter, accepted and agreed to January 3, 2011, by and between the Registrant and Suresh Vasudevan.

10.6	Offer Letter, accepted and agreed to October 22, 2011, by and between the Registrant and Anup Singh.

10.7	Offer Letter, accepted and agreed to February 5, 2010, by and between the Registrant and Michael Muñoz.

10.8	Office Lease, dated April 19, 2013, by and between the Registrant and RO Parkway Associates, LLC.

10.9	Change in Control Severance Policy.

10.10	Credit Agreement dated October 1, 2013, by and between the Registrant and Wells Fargo Bank, National Association.

10.11	Security Agreement dated October 1, 2013, by and between the Registrant and Wells Fargo Bank, National Association.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.